Confidential Treatment Requested by Swarmer, Inc
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on January 13, 2026.
This Amendment No. 1 to the draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SWARMER, INC
(Exact name of registrant as specified in its charter)

Delaware	7372	93-1378503
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
4515 Seton Center Pkwy #330
Austin, TX 78759
(512) 305-3513
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alexander Fink
Chief Executive Officer (U.S.), President
and Chief Financial Officer
4515 Seton Center Pkwy #330
Austin, TX 78759
(512) 305-3513
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth R. Koch Daniel A. Bagliebter Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 919 Third Avenue New York, NY 10022 (212) 935-3000	Robert F. Charron Charles Phillips Ellenoff Grossman & Schole LLP 1345 Sixth Avenue New York, NY 10105 (212) 370-1300
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
EXPLANATORY NOTE
Pursuant to applicable legislation, we are omitting our financial statements as of and for the nine months ended September 30, 2025 and 2024 and for the year ended December 31, 2023. While this financial information is otherwise required by Regulation S-X, we reasonably believe that it will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Confidential Treatment Requested by Swarmer, Inc
Pursuant to 17 C.F.R. Section 200.83
Subject to Completion. Dated         , 2026.
        Shares
Swarmer, Inc
Common Stock
This is a firm commitment underwritten initial public offering of shares of common stock of Swarmer, Inc, a Delaware corporation (the Company). We are offering        shares of our common stock, par value $0.00001 per share.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $      and $      . We have applied to list our common stock on The Nasdaq Capital Market (Nasdaq), under the symbol “SWMR.” No assurance can be given that our application will be approved. If our common stock is not approved for listing on Nasdaq, we will not consummate this offering. It is a condition to the closing of this offering that the common stock offered hereby has been duly listed on Nasdaq.
We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”
Certain of our existing shareholders have indicated an interest in purchasing shares of common stock in this offering at the public offering price. However, because their indications of interest are not binding agreements or commitments to purchase, the underwriter could determine to sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering. Except as otherwise set forth in this prospectus, the underwriter will receive the same underwriting discount on any of the shares of common stock purchased by these shareholders as they will on any other securities sold to the public in this offering.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our common stock.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)
We have agreed to pay the underwriter a cash fee equal to 7.0% of the gross proceeds of this offering. This does not include the reimbursement of certain expenses of the underwriter we have agreed to pay. See the section titled “Underwriting” for additional information regarding compensation payable to the underwriter.

We have granted the underwriter a   day option to purchase from us additional     shares of common stock at $      per share, less the underwriting discount and commissions, to cover overallotments, if any. If the underwriter exercises this option in full, the total underwriting discounts and commissions payable will be approximately $      and the total proceeds to us, before expenses, will be approximately $      .
Delivery of the shares offered hereby is expected to be made on or about     , 2026, subject to satisfaction of certain customary closing conditions.
Sole Bookrunner
Lucid Capital Markets

Prospectus dated           , 2026

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83

i

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
ABOUT THIS PROSPECTUS
We have not, and the underwriter has not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriter take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States (U.S.): We have not, and the underwriter has not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the U.S. Persons outside of the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the U.S.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe that the information from these third-party publications, research, surveys and studies included in this prospectus is reliable. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.
TRADEMARKS
All service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

ii

Confidential Treatment Requested by Swarmer, Inc
Pursuant to 17 C.F.R. Section 200.83
PROSPECTUS SUMMARY
This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making an investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes appearing at the end of this prospectus and the information set forth under the “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. Unless the context otherwise requires, we use the terms “Swarmer,” “Company,” “we,” “us” and “our” in this prospectus to refer to Swarmer, Inc.
Overview
We are launching the future of autonomous warfare through combat-proven software that enables military forces to deploy and coordinate drone swarms at significant scale. While hardware manufacturers compete and as the go-to in an increasingly commoditized market, we seek to establish ourself as a critical software layer operating system for autonomous swarm operations positioning us to capture increased value as the global military drone market experiences growth projected to exceed 12% compound annual growth through 2030.
Combat-Proven Experience Through Operational Deployment
Unlike competitors developing capabilities in peacetime laboratory environments, we have maintained continuous combat deployment in Ukraine since 2023, executing over 100,000 combat missions flown by drones that were equipped with our Trident Embedded Drone Operating System (Trident OS), operating at varying degrees of autonomy depending on each end-user’s requirements and tactics. This operational deployment has generated a key strategic asset: a comprehensive operational dataset that creates a powerful reinforcement loop compounding over time whereby better data enables better-performing systems, better-performing systems receive broader deployment, broader deployment generates more data. Competitors without similar operational access face fundamental limitations in achieving comparable autonomous capability maturity regardless of their engineering resources. This data advantage would require competitors to gain similar operational deployment to replicate, with such deployment opportunities being inherently limited and difficult to obtain.
Our compressed iteration cycles in active combat enable capability enhancement velocities that we believe are unachievable by traditional defense contractors. Where we believe that our competitors require months or years to develop their technology, we identify capability gaps, develop solutions, deploy to operational units, and validate performance in actual combat missions within days. We believe this operational tempo gives us a competitive advantage and enables us to deliver customer-requested capabilities faster than our competitors.
Architected to Capitalize on Favorable Industry Dynamics
Our business model is specifically designed to capture value from structural transformation in the defense drone industry. As hardware manufacturing fragments with hundreds of new drone manufacturers emerging annually in recent years and hardware margins compress, we believe autonomous software is consolidating toward companies with substantial operational datasets. Our per-unit software licensing model creates highly attractive unit economics that improve as the market scales. Our software licensing fees remain stable per unit while our incremental cost to license additional units approaches zero, creating expanding gross margins as volume increases. As drone manufacturers face margin compression, we believe our software becomes an increasingly critical value differentiator, positioning us as a strategic partner able to help manufacturers defend margins and win competitive procurements.
Vendor-Agnostic Platform Positioning for Market Capture
We believe our vendor-agnostic architecture represents a fundamental strategic advantage, positioning us as a critical integration layer for the fragmenting hardware ecosystem. By designing our software to integrate with drones from any manufacturer, we partner with leading manufacturers. As hardware

Confidential Treatment Requested by Swarmer, Inc
Pursuant to 17 C.F.R. Section 200.83
manufacturing fragments, military forces require interoperability across diverse platforms. Our vendor-agnostic approach positions us to benefit from the entire market’s growth rather than limiting ourselves to proprietary hardware platforms, while providing strategic resilience as we are not dependent on any single manufacturer’s success.
Multi-Domain Expansion and Scaling Roadmap
We have systematically expanded from unmanned aerial vehicles to multi-domain operations encompassing unmanned ground vehicles, unmanned surface vessels, and planned integration with missiles and guidance kits. Our 2026 roadmap targets coordination of thousands of systems across air, ground, and maritime environments, positioning us to address the full spectrum of unmanned systems requirements and significantly expanding our addressable market opportunity.
Commitments and Pipeline
We have firm commitments, representing executed contracts for software licenses, hardware integration services, and system deliveries which are projected by our customers to take place over the subsequent 12 to 24 months, totaling $16.3 million in projected revenue. We also expect to receive an additional $16.8 million in anticipated revenue over the same timeframe as outlined in memoranda of understanding with certain of our existing customers, for an aggregate total of $33.1 million in expected revenue. We expect to recognize approximately 60% of the aggregate total as revenue during 2026, with the balance expected to be recognized in 2027 and early 2028, subject to customer acceptance milestones, delivery schedules, and funding availability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information.
Decisive Competitive Advantages
We differentiate through numerous competitive advantages: combat-proven validation through over 100,000 missions flown by drones that were equipped with our Trident OS, operating at varying degrees of autonomy depending on each end-user's requirements and tactics and providing operational credibility that we believe is unavailable to our competitors; rapid iteration velocity enabling capability delivery in days rather than years; vendor-agnostic platform enabling interoperability rather than vendor lock-in; operational data advantage creating compounding performance improvements; and multi-domain capability breadth providing comprehensive solutions. These advantages position us favorably precisely where we believe defense forces increasingly prioritize attributes: combat-proven reliability, rapid capability enhancement, and interoperability as drone warfare becomes central to military effectiveness.
Uniquely Positioned for Exceptional Growth
We are uniquely positioned at the intersection of multiple favorable market dynamics: impactful growth in global military drone markets driven by validated operational concepts from Ukraine; structural shift favoring software consolidation while hardware fragments; urgent military requirements for autonomous coordination capabilities; accelerating European and allied defense procurement focused on unmanned systems; and our established operational deployment generating key data advantages and combat-proven credibility. Through our combat-tested software platform, vendor-agnostic business model, strategic EU positioning, and culture of rapid battlefield-driven iteration, we believe we are positioned to become an important platform for autonomous drone operations across democratic nations and their defense industrial partners.
Corporate Information
We were incorporated under the laws of the State of Delaware on May 15, 2023. Our principal executive offices are located at 4515 Seton Center Pkwy #330, Austin, TX 78759, and our telephone number is (512) 305-3513. Our website address is https://www.getswarmer.com/. The information contained on, or that can be accessed through, our website is not and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

Confidential Treatment Requested by Swarmer, Inc
Pursuant to 17 C.F.R. Section 200.83
The following diagram illustrates our corporate structure as of the date of this prospectus:
Risks Factor Summary
Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:
•
We have incurred significant losses since inception and cannot assure you that we will ever achieve or sustain profitability;

•
We have significant dependence on a small number of customers, and the loss of such customers or a decrease in business conducted with such customers could materially harm our business, financial condition or results of operations;

•
Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock value;

•
There is substantial doubt about our ability to continue as a going concern;

•
If the commercial unmanned aircraft systems (UAS), unmanned ground vehicles and unmanned surface vessels (collectively, unmanned systems) markets do not experience significant growth, if we cannot expand our customer base or if our software and systems do not achieve broad acceptance, then we may not be able to achieve our anticipated level of growth;

•
There are difficult issues to navigate in the development and use of artificial intelligence (AI), which may result in reputational harm or liability, and failure to introduce new and innovative products that have AI capabilities could put us at a competitive disadvantage;

•
If we are unable to hire, retain, train, and motivate qualified personnel, particularly software engineers, our business could suffer;

•
We do not control the manufacturing process or delivery to end-users of the hardware platforms in which our software platforms and AI systems are deployed;

•
We rely upon third-party providers of hardware infrastructure to host our products. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations;

•
Real or perceived design flaws, errors, defects, glitches, bugs or malfunctions (collectively, flaws) in our software platforms and AI systems, failure of our software platforms and AI systems to perform as expected, connectivity issues or user errors can result in lower than expected return on investment for customers, unintended personal injury or property damage and significant security or safety concerns, each of which could materially and adversely affect our results of operations, financial condition or reputation;

•
Even if our software platforms and AI systems perform properly and are used as intended, if unintended personal injuries occur while operating third-party products that use our software platforms and AI systems, we could be exposed to liability and our results of operations, financial condition and reputation may be adversely affected;

Confidential Treatment Requested by Swarmer, Inc
Pursuant to 17 C.F.R. Section 200.83

•
Our technology, software and systems have only been developed in the last several years and we have had only limited opportunities to deploy and assess their performance in the field at full scale;

•
We operate in a competitive market;

•
We rely on our management team and need additional personnel to grow our business, and the loss of one or more key officers, employees, contractors and other service providers or our inability to attract and retain qualified personnel could harm our business, financial condition or results of operations;

•
Cyberattacks through security vulnerabilities could lead to disruption of business, reduced revenue, increased costs, liability claims, or harm to our reputation or competitive position;

•
All our revenue is derived from our operations outside the U.S., which exposes us to risks inherent in doing business in each of the countries in which we operate, including Ukraine;

•
Military invasion, terrorism, and other acts of violence, or the cessation thereof, may affect the markets in which we operate, our employees, our contractors, our clients and our product and service delivery;

•
We and our customers operate in a highly regulated business environment and changes in regulation could impose costs on us or make our products less economical;

•
We are subject to numerous legal and regulatory regimes, and we could be harmed by changes to, or the interpretation or the application of, the laws and regulations of each of the jurisdictions in which we operate;

•
Our ability to protect our intellectual property and proprietary technology is uncertain;

•
If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected;

•
If business growth falls short of expectations, we may need to obtain additional capital to fund our growth, operations, and obligations;

•
If our internal controls over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price;

•
There has been no public market for our common stock. An active, liquid and orderly market for our common stock may not develop, or we may in the future fail to satisfy the continued listing requirements of Nasdaq and our stock may be delisted, and you may not be able to resell your common stock at or above the initial public offering price or at all;

•
We may issue more shares to raise additional capital, which may result in substantial dilution;

•
We are an emerging growth company and a smaller reporting company, and the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors;

•
We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives; and

•
Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, as amended (JOBS Act). We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the closing of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as

Confidential Treatment Requested by Swarmer, Inc
Pursuant to 17 C.F.R. Section 200.83
amended (Exchange Act), which would occur if at least $700.0 million of our equity securities are held by non-affiliates as of the last business day of the second quarter of that fiscal year, or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,
•
we may present only two years of audited financial statements, plus unaudited financial statements for any interim period, and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•
we may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act);

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we may provide reduced disclosure about our executive compensation arrangements;

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we are exempt from compliance with the requirements of the Public Company Accounting Oversight Board (PCAOB) regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

•
we may not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same new or revised accounting standards at the same time as other public companies that are not emerging growth companies or those that have opted out of using such extended transition period, which may make comparison of our financial statements with such other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting standards as of public company effective dates.
We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Confidential Treatment Requested by Swarmer, Inc
Pursuant to 17 C.F.R. Section 200.83
THE OFFERING
Common Stock offered by us
     shares
Underwriter’s option to purchase additional shares
We have granted the underwriter a   day option to purchase up to an additional          shares of our common stock at the initial public offering price to cover over-allotments, if any.
Common stock to be outstanding immediately after this
offering
      shares (or      shares if the underwriter exercise their option to purchase additional shares in full).
Use of proceeds
We estimate the net proceeds from this offering will be approximately $      million (or $      million if the underwriter exercises their option to purchase additional shares in full), assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from the offering to funding of ongoing operations, including expansion of capabilities and our product offerings, hiring employees, integration with the hardware of drone manufacturers, and for working capital and other general corporate purposes. See the “Use of Proceeds” section for additional information.
Risk factors
You should read the “Risk Factors” section of this prospectus beginning on page 10 and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed Nasdaq symbol
“SWMR”
The number of shares of our common stock to be outstanding after this offering is based on          shares of our common stock outstanding as of December 31, 2025, after giving effect to the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of          shares of our common stock upon the closing of this offering, and excludes the following:
•
        shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2025, issued under our Swarmer, Inc 2023 Stock Plan (2023 Stock Plan), having an exercise price of $        per share;

•
        shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2025, issued under our Swarmer, Inc 2024 Stock Plan (2024 Stock Plan), having a weighted-average exercise price of $      per share;

•
       shares of common stock reserved for issuance pursuant to future awards under our 2024 Stock Plan;

•
     shares of common stock reserved for issuance pursuant to future awards under our 2025 Equity Incentive Plan (2025 Plan), as well as automatic increases in the number of shares of common stock reserved for future issuance under the 2025 Plan, which will become effective upon the closing of this offering;

•
     shares of common stock reserved for issuance upon vesting of the Management RSUs (as defined and described below) upon the closing of this offering; and

•
        shares of common stock reserved for issuance pursuant to warrants to purchase common stock with an exercise price of $      per share.

Confidential Treatment Requested by Swarmer, Inc
Pursuant to 17 C.F.R. Section 200.83
Except as otherwise indicated, all information contained in this prospectus assumes or gives effect to:
•
the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of        shares of common stock upon the closing of this offering;

•
no exercise by the underwriter of their option to purchase up to an additional      shares of our common stock in this offering;

•
no exercise of the outstanding options described above;

•
no vesting of the Management RSUs;

•
no exercise of the outstanding warrants described above; and

•
the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering.

Confidential Treatment Requested by Swarmer, Inc
Pursuant to 17 C.F.R. Section 200.83
SUMMARY FINANCIAL DATA
The following tables set forth a summary of our financial data as of, and for the periods ended on, the dates indicated. We have derived the statement of operations and comprehensive loss data for the years ended December 31, 2025 and 2024 from our audited consolidated financial statements included elsewhere in this prospectus. You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The summary consolidated financial data in this section are not intended to replace our financial statements and are qualified in their entirety by our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.
	Years Ended December 31,
	2024	2025
Revenue	$329,410	$
Cost of revenue	187,848
Gross margin	141,562
Operating expenses:
Selling, general and administrative	368,795
Research and development	1,011,498
Total operating expenses	1,380,293
Loss from operations	(1,238,731)
Other income (expense):
Change in fair value of SAFE Notes	(829,700)
Other income	524
Loss before income taxes	(2,067,907)
Income tax expense	(1,735)
Net loss	$(2,069,642)	$
Per share information:
Net loss per share of common stock, basic and diluted(1)		$
Weighted average common shares outstanding, basic and diluted(1)
Pro forma net loss per share attributable to common stockholders, basic and diluted(2)		$
Pro forma weighted-average shares outstanding, basic and diluted, basic and diluted(2)

(1)
See Note      to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per common share.

(2)
Unaudited pro forma net loss per common share, basic and diluted, attributable to common stockholders, is calculated giving effect to         .            .

Confidential Treatment Requested by Swarmer, Inc
Pursuant to 17 C.F.R. Section 200.83
As of December 31, 2025
	Actual	Pro Forma(2)	Pro Forma as Adjusted(3)(4)
Balance Sheet Data:
Cash and cash equivalents	$		$
Working capital(1)
Total assets
Total liabilities
Total convertible preferred stock
Total stockholders’ equity (deficit)

(1)
We define working capital as current assets less current liabilities. See our financial statements for further details regarding our current assets and current liabilities.

(2)
The pro forma balance sheet data gives effect to

(3)
Reflects the pro forma adjustments described in footnote (2) and the issuance and sale of          shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)
Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets, additional paid-in capital and total stockholders’ equity by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of our common stock offered by us at the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, total assets, additional paid-in capital and total stockholders’ equity by $        million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing at the end of this prospectus, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.
Risks Related to Our Business and Industry
We have incurred significant operating losses since inception and cannot assure you that we will ever achieve or sustain profitability.
Since our inception, we have incurred significant net losses. Our net losses were $     and $2.1 million for the years ended December 31, 2025 and 2024, respectively. As of December 30, 2025, we had an accumulated deficit of approximately $     . To date, we have financed our operations primarily through sales of our equity securities.
We expect our operating expenses to increase significantly as we pursue our growth strategy, including expending substantial resources for research, development and marketing. The extent of our future operating losses and the timing of profitability are highly uncertain, and we expect to continue incurring significant expenses and operating losses over the next several years. Any additional operating losses may have an adverse effect on our stockholders’ equity and the price of our common stock, and we cannot assure you that we will ever be able to achieve profitability.
Even if we achieve profitability, we may not be able to sustain or increase such profitability. Additionally, our costs may increase in future periods and we may expend substantial financial and other resources on, among things, sales and marketing, the hiring of additional officers, employees, contractors and other service providers, and general administration, which may include a significant increase in legal and accounting expenses related to public company compliance, continued compliance and various regulations applicable to our business or arising from the growth and maturity of our company. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our development efforts, obtain regulatory approvals, diversify our product and service offerings or continue our operations, and may cause the price of our common stock to decline.
We have significant dependence on a small number of customers, and the loss of such customers or a decrease in business conducted with such customers could materially harm our business, financial condition or results of operations.
Because we have only recently launched our products, a small number of customers have accounted for a substantial amount of our revenue. During the year ended December 31, 2025,     customer accounted for approximately $     of our revenue or approximately     %. During the year ended December 31, 2024, one customer accounted for substantially all of our revenue. The loss of these customers or a decrease in the business conducted with such customers could have a material adverse impact on our business, financial condition or results of operations.
Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock value.
Public companies are required to comply with the U.S. Securities and Exchange Commission’s (SEC) rules implementing Section 302 of the Sarbanes-Oxley Act, which requires our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. To comply with the requirements

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
of being a public company, we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance, and legal staff.
We have identified the following material weaknesses in the design of our internal controls:
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We have not designed and implemented controls to ensure we can record, process, summarize, and report financial data.

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We have not yet designed and implemented user access controls to ensure appropriate segregation of duties that would adequately restrict user and privileged access to the financially relevant systems and data to appropriate personnel.

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We did not design and maintain effective controls associated with the timing of when we recognized revenue, and controls related to the timing of when we accrue and recognize expenses.

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We also do not have a properly designed internal control system that identifies critical processes and key controls.

We are in the process of remediating such material weaknesses and there can be no assurance as to when or if we will fully remediate such material weaknesses.
Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future and comply with the certification and reporting obligations under Sections 302 and 404 of the Sarbanes-Oxley Act. Any failure to maintain effective controls or any difficulties encountered in our implementation or improvement of our internal controls over financial reporting could result in material misstatements that are not prevented or detected on a timely basis, which could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Ineffective internal controls could also cause investors to lose confidence in our reported financial information.
There is substantial doubt about our ability to continue as a going concern.
We have prepared cash flow forecasts which indicate that, based on our expected operating losses and negative cash flows, there is substantial doubt about our ability to continue as a going concern for the twelve months after the respective issuance date for the year ended December 31, 2024. As a result, management has included disclosures in Note 2 of the financial statements and our independent registered public accounting firm has included an explanatory paragraph in its report on our financial statements for the fiscal year ended December 31, 2024 with respect to this uncertainty. Our future viability as an ongoing business is dependent on our ability to generate cash from our operating activities or to raise additional capital to finance our operations.
There is no assurance that we will succeed in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. The perception that we might be unable to continue as a going concern may also make it more difficult to obtain financing for the continuation of our operations on terms that are favorable to us, or at all, and could result in the loss of confidence by investors and employees. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that our investors will lose all or a part of their investment.
Our growth depends in part on the success of our strategic partnerships with third parties, who may also be customers, as well as on our ability to establish a broad range of additional ecosystem partners and customer relationships with leading global defense industrial vendors.
In order to grow our business, we depend on partnerships with market leading technology and defense industrial companies, who may also be our customers, in order to accelerate the adoption of our solutions. If we are unsuccessful in maintaining our partnership and customer relationships with third parties, or if our partnerships do not provide us with the anticipated benefits, our ability to compete in the marketplace or

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
to grow our revenue could be impaired and our operating results may suffer. In addition, adoption of our Trident OS, MINAS Autonomy and Collaboration AI (MINAS) and STYX AI Command & Control System (STYX) solutions requires us to establish additional ecosystem relationships with leading global defense industrial vendors and customers. Even if we are successful in executing these partnerships and integrating with additional ecosystem vendors, we cannot assure you that these partnerships and relationships will result in increased adoption of our technology or increased revenue.
If the unmanned systems markets do not experience significant growth, if we cannot expand our customer base or if our software and systems do not achieve broad acceptance, then we may not be able to achieve our anticipated level of growth.
We cannot accurately predict the future growth rates or sizes of the markets for our software and systems. Demand for our software and systems may not increase, or may decrease, either generally or in specific markets, for particular types of software and systems or during particular time periods. We believe the market for commercial unmanned systems is nascent and the expansion of the market for our software and systems in particular, depends on a number of factors, including the following:
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customer satisfaction with these types of systems as solutions;

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the cost, performance and reliability of our products and products offered by our competitors;

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customer perceptions regarding the effectiveness and value of these types of systems;

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obtaining timely regulatory approvals for new customer deployments; and

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marketing efforts and publicity regarding these types of systems and services.

Even if commercial unmanned systems gain wide market acceptance, our software and systems may not adequately address market requirements and may not continue to gain market acceptance. If these types of systems generally, or our software and systems specifically, do not gain wide market acceptance, then we may not be able to achieve our anticipated level of growth and our revenue and results of operations would decline.
Negative customer perception regarding the commercial unmanned systems industry could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows.
We believe the commercial unmanned systems industry is highly dependent upon customer perception regarding the safety, efficacy, and quality of the commercial unmanned systems deployed. Customer perception of these products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, and other publicity. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention, or other research findings or publicity will be favorable to the unmanned systems market. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows. The dependence upon customer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the demand for our products, and the business, results of operations, financial condition and cash flows.
There are difficult issues to navigate in the development and use of AI, which may result in reputational harm or liability, and failure to introduce new and innovative products that have AI capabilities could put us at a competitive disadvantage.
We currently incorporate machine learning and AI capabilities into certain of our products and solutions and may seek to expand the use of AI in our offerings in the future. As with many innovations, AI presents risks, challenges, and unintended consequences that could affect our business. AI algorithms and training methodologies may be flawed. These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm. Further, incorporating

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
AI could give rise to litigation risk and risk of non-compliance and unknown cost of compliance, as AI is an emerging technology for which the legal and regulatory landscape is not fully developed (including potential liability for breaching intellectual property or privacy rights or laws). While new AI initiatives, laws, and regulations are emerging and evolving, what they ultimately will look like remains uncertain, and our obligation to comply with them could entail significant costs, negatively affect our business, or entirely limit our ability to incorporate certain AI capabilities into our offerings.
Additionally, leveraging AI capabilities to potentially improve internal functions and operations presents further risks and challenges. The use of AI to support business operations carries inherent risks related to data privacy and security, such as intended, unintended, or inadvertent transmission of proprietary, sensitive or export-controlled information, as well as challenges related to implementing and maintaining AI tools. Additionally, our competitors might move faster than us to gain efficiencies by incorporating AI into their design and development processes, and our products and/or cost structure could become less competitive as a result. The rapid evolution of AI will require the application of resources by us to develop, test and maintain our products, services and operations to help ensure that AI is implemented ethically in order to minimize unintended, harmful impact.
Our competitors may be faster or more successful than we are in incorporating AI and other disruptive technology into their offerings, which would impair our ability to compete successfully.
Failure to manage our planned growth could place a significant strain on our resources.
Our ability to successfully implement our business plan requires an effective plan for managing our future growth. We plan to increase the scope of our operations. Current and future expansion efforts will be expensive and may significantly strain our managerial and other resources and ability to manage working capital. To manage future growth effectively, we must manage expanded operations, integrate new personnel and maintain and enhance our financial and accounting systems and controls. If we do not manage growth properly, it could harm our business, financial condition or results of operations and make it difficult for us to satisfy our debt obligations.
We may be unsuccessful in achieving our organic growth strategies, which could limit our revenue growth or financial performance. Our ability to generate organic growth will be affected by our ability to, among other things:
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attract new customers;

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increase the number of products purchased from customers;

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maintain profitable gross margins in the sale and maintenance of our products;

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increase the number of projects performed for existing customers;

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achieve the estimated revenue we announced from new customer contracts;

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hire and retain qualified employees;

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expand the range of our software and systems we offer to customers to address their evolving needs;

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expand geographically; and

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address the challenges presented by difficult and unpredictable global and regional economic or market conditions that may affect us or our customers.

Many of the factors affecting our ability to generate organic growth may be beyond our control, and we cannot be certain that our strategies for achieving internal growth will be attempted, realized or successful.
If we are unable to hire, retain, train, and motivate qualified personnel, particularly software engineers, our business could suffer.
Our ability to compete in the highly competitive technology industry depends upon our ability to attract, motivate, and retain qualified personnel, particularly software engineers. We are highly dependent on the continued contributions of our engineering team, including their expertise in AI and technology. These contributions are integral to our growth and would be difficult to replace. Currently, some of our key

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
engineering personnel are at-will employees or are independent contractors and may terminate their employment relationship with us at any time. The loss of the services of our key engineering personnel, and our inability to find suitable replacements, could result in a decline in sales, delays in product development, and harm to our business and operations.
We face intense competition for qualified engineering personnel, and it can often be difficult to find personnel knowledgeable in AI and engineering. We incur costs related to attracting, relocating, and retaining such qualified personnel in highly competitive markets. Further, many of the companies with which we compete for qualified personnel have greater resources than we have. Additionally, laws and regulations, such as restrictive immigration laws, may limit our ability to recruit outside. If we fail to attract new personnel or to retain our current personnel, our business and operations could be harmed.
In addition, because we have significant operations in Ukraine, it is particularly challenging to hire qualified engineers. See “— Our international business operations are subject to unique risks and challenges that create increased uncertainty in these markets” below.
If we fail to retain our existing customers or do not acquire new customers in a cost-effective manner, our revenue may decrease and our business, financial condition or results of operations may be harmed.
We believe that our success is dependent on our ability to continue identifying and anticipating the needs of our customers, to retain our existing customers and to add new customers. For example, our business plan is designed to penetrate large, critical infrastructure end markets with our unmanned systems driven data solutions and have expanded our dedicated sales resources and field personnel to broaden our marketing and field support efforts into new industries and sectors. However, as we become larger through organic growth, the growth rates for customer engagement, project volume and average spend per customer may slow, even if we continue to add customers on an absolute basis. In addition, the costs associated with customer retention may be substantially lower than costs associated with the acquisition of new customers. Therefore, our failure to retain existing customers, even if such losses are offset by an increase in revenue resulting from the acquisition of new customers, could have an adverse effect on our business, financial condition or results of operations.
Additionally, while a key part of our business strategy is to add customers in our existing geographic markets, we expect to expand our operations into new geographic markets. In doing so, we may incur losses or otherwise fail to enter new markets successfully. Our expansion into new markets may place us in unfamiliar and competitive environments and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years or at all.
Adverse changes in the economy could negatively impact our business.
Future economic distress may result in a decrease in demand for our products, which could have a material adverse impact on our operating results and financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing and publishing products, increase the cost and decrease the availability of sources of financing, and increase our exposure to material losses from bad debts, any of which could have a material adverse impact on our financial condition and operating results.
Project performance delays or difficulties, including those caused by third parties, or certain contractual obligations may result in additional costs to us, reductions in revenues or the payment of liquidated damages.
Many projects involve challenging engineering or installation phases that may occur over extended time periods. We may encounter difficulties as a result of delays or difficulties in equipment and material delivery, schedule changes, delays from our customer’s failure to timely obtain permits or meet other regulatory requirements including the securing of necessary regulatory approvals, approvals in relevant foreign jurisdictions, weather-related delays and other factors, many of which are beyond our control, that impact our ability to complete the project in accordance with the original delivery schedule. Any delay or failure by customers in the completion of their portion of the project may be beyond our control and may result in delays in the overall progress of the project or may cause us to incur additional costs, or both. Delays and additional costs may be substantial, and, in some cases, we may be required to compensate the customer for such delays. Delays may also disrupt the final completion of our contracts as well as the corresponding

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
recognition of revenues and expenses therefrom. In certain circumstances, we guarantee project completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels; failure to meet any of our guarantees, schedules or performance requirements could also result in additional costs or penalties to us, including obligations to pay liquidated damages, and such amounts could exceed expected project profit. In extreme cases, the above-mentioned factors could cause project cancellations, and we may be unable to replace such projects with similar projects or at all. Such delays or cancellations may impact our reputation, brand or relationships with customers, adversely affecting our ability to secure new contracts.
We do not control the manufacturing process or delivery to end-users of the hardware platforms in which our software platforms and AI systems are deployed.
As we do not control the manufacturing process or delivery to end-users of the hardware platforms in which our software platforms and AI systems are deployed, we are exposed to risks in connection with the quality assurance of the manufacturing process and the disruption of shipments to end-users. If our customers and/or their hardware platforms we depend on experience disruptions, security issues, or other performance deficiencies, if their hardware platforms are updated such that our software become incompatible, if their hardware platforms fail or becomes unavailable due to extended outages, interruptions, defects, or otherwise, if delivery of hardware platforms to end-users is disrupted, or if our customers are no longer able to secure materials on commercially reasonable terms or prices (or at all) to produce their respective hardware products, these issues could cause our revenue and margins to decline, result in errors or defects in the deployment of our software, or cause our reputation and brand to be damaged, and we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until customers with equivalent hardware platforms, if available, are identified, all of which may take significant time and resources, increase our costs, and could adversely affect our business, financial condition and results of operation.
We rely upon third-party providers of hardware infrastructure to host our products. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.
Because our solutions are all software driven, we rely on the technology and infrastructure of third parties to deliver our software and systems. We do not have control over the operations of the facilities of the third parties that we use. If any these third-parties and/or their hardware products we depend on experience disruptions, security issues, or other performance deficiencies, if they are updated such that our software become incompatible, if hardware fails or becomes unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in our software, cause our software to fail, cause our revenue and margins to decline, or cause our reputation and brand to be damaged, and we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until equivalent hardware, if available, is identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our customers or third-party providers.
Material delays or defaults in customer payments could leave us unable to cover expenditures related to such customer’s projects, including the payment of our subcontractors.
Because of the nature of most of our contracts, we commit resources to projects prior to receiving payments from our customers in amounts sufficient to cover expenditures as they are incurred. In certain cases, these expenditures include paying our contractors. If a customer defaults in making its payments on a project or projects to which we have devoted significant resources, it could have a material adverse effect on our business, financial condition or results of operations.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Certain of our officers, employees, contractors and other service providers may work on projects that are inherently dangerous, and a failure to maintain a safe worksite could result in significant losses.
Certain of our project sites can place our officers, employees, contractors and other service providers and others, including third parties, in difficult or dangerous environments, and may involve difficult and hard to reach terrain, high elevation, or locations near large or complex equipment, moving vehicles, high voltage or other safety hazards or dangerous processes. Safety is a primary focus of our business and maintaining a good reputation for safety is critical to our business. Many of our customers require that we meet certain safety criteria to be eligible to bid on contracts. We maintain programs with the primary purpose of implementing effective health, safety and environmental procedures throughout our company. Maintaining such programs involves variable costs which may increase as governmental, regulatory and industry safety standards evolve, and any increase in such costs may materially affect our business, financial condition or results of operations. Further, if we fail to implement appropriate safety procedures or if our procedures fail, our officers, employees, contractors and other service providers, including third parties, may suffer injuries. Failure to comply with such procedures, client contracts or applicable regulations, or the occurrence of such injuries, could subject us to material losses and liability and may adversely impact our ability to obtain projects in the future or to hire and retain talented officers, employees, contractors, and other services providers, therefore materially adversely affecting our business, financial condition or results of operations.
Our products may be subject to a lengthy sales cycle and our customers may cancel or change their product plans after we have expended substantial time and resources in the design of their products.
Many of our customers are conservative in their decision-making process. Sales cycles for new customers can vary in time depending on the complexity of the customer’s network, whether the customer is subject to governmental regulations, and annual budget cycles. During the potentially lengthy sales cycle, our potential customers may cancel or change their product plans. Customers may also discontinue products incorporating our software at any time or they may choose to replace our products with lower cost software. In addition, we are working with leading customers in our target markets to define our future products. If customers cancel, reduce or delay product orders from us, or choose not to release products that incorporate our software after we have spent substantial time and resources developing such products or assisting customers with their product design, our revenue levels may be less than anticipated and our business, results of operations and financial condition may be materially adversely affected.
Our marketing efforts depend significantly on our ability to receive positive references from our existing customers.
Our marketing efforts depend significantly on our ability to call on our current and past customers to provide positive references to new, potential customers. A material portion of our current pipeline activity is concentrated in the defense sector. Given our limited number of customers, the loss or dissatisfaction of any customer could substantially harm our brand and reputation, inhibit the market acceptance of our software and systems, and impair our ability to attract new customers and maintain existing customers. Further, as we expand into new vertical and geographic end markets, references from existing customers could be similarly important. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.
Real or perceived design flaws, errors, defects, glitches, bugs or malfunctions (collectively, flaws) in our software platforms and AI systems, failure of our software platforms and AI systems to perform as expected, connectivity issues or user errors can result in lower than expected return on investment for customers, unintended personal injury or property damage and significant security or safety concerns, each of which could materially and adversely affect our results of operations, financial condition or reputation.
The design, development and use of our software platforms and AI systems involve certain inherent risks. New software products generally suffer from flaws that are found, often as a result of customer use, and fixed over time. Real or perceived flaws in our products, connectivity issues, unanticipated or unintended use of our products, user errors or inadequate disclosure of risks relating to the use of our products, among others, can lead to injury, property damage or other adverse events. We have conducted, are conducting and plan to continue to conduct extensive testing of our software platforms and AI systems, in

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
some instances in collaboration with our customers, to ensure that any such issues can be identified and addressed. However, we may not be able to identify all such issues or, if identified, efforts to address them may not be effective in all cases, and our product testing may not be adequate. We plan to conduct investigations, where applicable, to identify the cause or causes of incidents and, when appropriate, implement changes to testing protocols or to the products to prevent such incidents from reoccurring. However, any implemented improvements may not fully prevent similar or other incidents in the future. Moreover, because of the size and weight of the third-party systems that may in the future use our software platforms and AI systems and related products, and the nature and variability of the environments in which we expect this software to be used, adverse events relating to the use of our products could include significant unintended injuries or death. To the extent that flaws or connectivity issues are discovered during or after product development, we may experience delays in the development and/or sale of our products while the issues are resolved. For example, we continue our efforts to increase product reliability and stability and conduct ordinary course product testing and debugging have at times resulted in product development delays. If any flaws and related issues that may arise cannot be adequately resolved, product sales may not occur and/or resume.
In addition, we may not be aware of defects until unintended injury to person or property has occurred. Such adverse events could lead to safety alerts relating to our software platforms and AI systems (either voluntary or required by governmental authorities), and could result, in certain cases, in the removal of our products from the market. Defects could also result in negative publicity, damage to our reputation or, in the event of regulatory developments, delays in new product approvals.
Complex software may frequently experience errors, especially when first introduced. Our products are complex and may experience errors or performance problems in the future. A failure of any part of our software platforms and AI systems or related products could result in unintended property damage, serious injury or even death. We plan to implement bug fixes and upgrades as part of our regular software maintenance, which may lead to downtime. Even if we are able to implement bug fixes and upgrades in a timely manner, customers and operators also may fail to install updates and fixes to the software for several reasons, including poor connectivity or inattention. Any such occurrence could cause delay in market acceptance of our software platforms and AI systems, damage to our reputation, increased service and warranty costs, product liability claims and loss of revenue.
We anticipate that in the ordinary course of business we may be subject to product liability claims alleging defects in the design of our software platforms and AI systems. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and high punitive damage payments, damage our reputation or require significant costs to redesign or fix our software or products.
Even if our software platforms and AI systems perform properly and are used as intended, if unintended personal injuries occur while operating third-party products that use our software platforms and AI systems, we could be exposed to liability and our results of operations, financial condition and reputation may be adversely affected.
Third-party systems that use our software platforms and AI systems will contain complex technology and must be used as designed and intended in order to operate safely and effectively. Even if our software platforms and AI systems are used as designed and intended, customers may not operate complex third-party systems that use our products safely and effectively. In addition, we cannot predict all the ways in which the proper use or misuse of our products can lead to unintended injury or damage to property, and our training resources and safety systems may not be successful at preventing all incidents. If unintended personal injury or damage to property were to occur while operating our products in a manner consistent with our training and instructions or otherwise, we could be exposed to liability and our results of operations, financial condition and reputation may be adversely affected.
The operation of unmanned systems in urban environments may be subject to risks, such as accidental collisions and transmission interference, which may limit demand for our software platforms and AI systems in such environments and harm our business and operating results.
Urban environments may present certain challenges to the operators of unmanned systems. Unmanned systems may accidentally collide with aircraft, persons or property, which could result in unintended injury, death or property damage and significantly damage the reputation of and support for unmanned systems

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
in general. As the usage of unmanned systems has increased, particularly by military end-users, the danger of such collisions has increased. In addition, obstructions to effective transmissions in urban environments, such as large buildings, may limit the ability of the operator to utilize the aircraft for its intended purpose. The risks or limitations of operating unmanned systems in urban environments may limit their value in such environments, which may limit demand for software platforms and AI systems and consequently materially harm our business and operating results.
Our technology, software and systems have only been developed in the last several years and we have had only limited opportunities to deploy and assess their performance in the field at full scale.
The current generation of our Trident OS, MINAS and STYX technology platforms have only been developed in the last several years and will continue to evolve. Deploying and operating our technology is complex and, is done primarily by a small number of customers. As the number, size and complexity of our deployments grow, we may encounter unforeseen operational, technical and other challenges, some of which could cause significant delays, trigger contractual penalties, result in unanticipated expenses, and/or damage to our reputation, each of which could materially and adversely affect our business, financial condition and results of operations.
If we fail to respond to evolving technological changes, our software and systems could become obsolete or less competitive.
We operate in highly competitive industries characterized by new and rapidly evolving technologies, standards, regulations, customer requirements, as well as frequent product introductions and revisions. Accordingly, our operating results depend upon our ability to develop and introduce new software and systems, our ability to reduce production costs of our existing products. The process of developing new technologies and products is complex, and if we are unable to develop enhancements to, and new features for, our existing software and systems or acceptable new software and systems that keep pace with technological developments or industry standards, our products may become obsolete, less marketable and less competitive and our business, financial condition or results of operations could be significantly harmed.
We depend on our ability to develop new products and to enhance and sustain the quality of existing products.
Our growth and future success will depend, in part, on our ability to continue to design and develop new competitive products and to enhance and sustain the quality and marketability of our existing products. As such, we have made, and expect to continue to make, substantial investments in technology development. In the future, we may not have the necessary capital, or access to capital on acceptable terms, to fund necessary levels of research and development. Even with adequate capital resources, we may nonetheless experience unforeseen problems in the development or performance of our technologies or products. In addition, we may not meet our product development schedules and, even if we do, we may not develop new products fast enough to provide sufficient differentiation from our competitors’ products, which may be more successful.
We expect to incur substantial research and development costs and devote significant resources to identifying and commercializing new software and systems, which could significantly reduce our profitability and may never result in revenue to us.
Our future growth depends on penetrating new markets, adapting existing products to new applications and new environments, and introducing new software and systems that achieve market acceptance. We plan to incur substantial research and development costs as part of our efforts to design, develop and commercialize new software and systems and enhance existing products. Further, our research and development programs may not produce successful results, and our new software and systems may not achieve market acceptance, create additional revenue or become profitable, which could materially harm our business, prospects, financial results and liquidity.
If our products do not interoperate with our customers’ other systems, the purchase or deployment of our software and systems may be delayed or cancelled.
Our products are designed to interface with our customers’ other systems, each of which may have different specifications and utilize multiple protocol standards and products from other vendors. Our

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
products will be required to interoperate with many or all of these products as well as future products in order to meet our customers’ requirements. If we find errors in the existing software or defects in the hardware used in our customers’ systems, we may need to modify our products or services to fix or overcome these errors so that our products will interoperate with the existing software and hardware, which could be costly and negatively affect our business, financial condition, and results of operations. In addition, if our software and systems do not interoperate with our customers’ systems, customers may seek to hold us liable, demand for our products could be adversely affected or orders for our products could be delayed or cancelled. This could hurt our operating results, damage our reputation or brand, and seriously harm our prospects, business, financial condition or results of operations.
We operate in a competitive market.
We face competition and new competitors will continue to emerge throughout the world. Services offered by our competitors may take a larger share of customer spending than anticipated, which could cause revenue generated from our software and systems to fall below expectations. It is expected that competition in these markets will intensify. If our competitors develop and market more successful products or services, offer competitive software and systems at lower price points, or if we do not produce consistently high-quality and well-received software and systems, our revenues, margins, and profitability will decline.
Our ability to compete effectively will depend on, among other things, the pricing of our services and products, quality of customer service and field support, development of new and enhanced software and systems in response to customer demands and changing technology, reach and quality of sales and distribution channels and capital resources. Competition could lead to a reduction in the rate at which we add new customers, a decrease in the size of our market share and a decline in our customers. Additionally, peace and cessation of conflicts may work against our competitive advantage, as we rely on deployment missions to continue our machine learning/AI capabilities.
We rely on our management team and need additional personnel to grow our business, and the loss of one or more key officers, employees, contractors and other service providers or our inability to attract and retain qualified personnel could harm our business, financial condition or results of operations.
We depend, in part, on the performance of Serhii Kupriienko, our Chief Executive Officer (Global) and Alexander Fink, our Chief Executive Officer (U.S.), President, Chief Financial Officer and Treasurer to operate and grow our business. The loss of Messrs. Kupriienko or Fink could negatively impact our ability to execute our business strategies. Although we have entered into employment agreements with Messrs. Kupriienko and Fink, we may be unable to retain them or replace them if we lose their services for any reason.
Our future success will also depend on our ability to attract, retain and motivate highly skilled management, product development, software engineers, operations, sales, technical and other personnel in the U.S., Ukraine and elsewhere abroad. Even in today’s economic climate, competition for these types of personnel is intense. Given the potentially lengthy sales cycles deployment periods of our software platforms and AI systems, the loss of key personnel at any time could adversely affect our business, financial condition or results of operations.
Cyberattacks through security vulnerabilities could lead to disruption of business, reduced revenue, increased costs, liability claims, or harm to our reputation or competitive position.
We have in the past and may again in the future be targeted by cyberattacks. Security vulnerabilities may arise from our software, employees, contractors or policies we have deployed, which may result in external parties gaining access to our networks, datacenters, cloud datacenters, corporate computers, systems, and or access to accounts we have at our suppliers, vendors, and customers. They may gain access to our data or our users’ or customers’ data or attack the networks causing denial of service or attempt to hold our data or systems in ransom. The vulnerability could be caused by inadequate account security practices such as failure to timely remove employee access when terminated. To mitigate these security issues, we have implemented measures throughout our organization, including firewalls, backups, encryption, employee information technology policies and user account policies. However, there can be no assurance these measures will be sufficient to avoid future cyberattacks. If any of these types of security breaches were to occur and

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
we were unable to protect sensitive data, our relationships with our business partners and customers could be materially damaged, our reputation could be materially harmed, and we could be exposed to a risk of litigation and possible significant liability.
Further, if we fail to adequately maintain our infrastructure, we may have outages and data loss. Excessive outages may affect our ability to timely and efficiently deliver products to customers or develop new products and solutions. Such disruptions and data loss may adversely impact our ability to fulfill orders, patent our intellectual property or protect our source code, and interrupt other processes. Delayed sales or lost customers resulting from these disruptions could adversely affect our financial results, stock price and reputation.
Unauthorized use or disclosure of, or access to, any personal information maintained by us or on our behalf, whether through breach of our systems, breach of the systems of our suppliers or vendors by an unauthorized party, or through employee or contractor error, theft or misuse, or otherwise, could harm our business. If any such unauthorized use or disclosure of, or access to, such personal information was to occur, our operations could be seriously disrupted, and we could be subject to demands, claims and litigation by private parties, and investigations, related actions, and penalties by regulatory authorities. In addition, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. Finally, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business, financial condition and results of operations.
Disruptions of the information technology systems or infrastructure of certain of our third-party vendors and service providers could also disrupt our businesses, damage our reputation, increase our costs, and have a material adverse effect on our business, financial condition and results of operations.
We rely heavily on the communications and information systems of third parties to conduct our business. For instance, we rely on common cloud infrastructure, such as cloud infrastructure operated by Amazon Web Services (AWS), Microsoft Azure (Azure) and Google Cloud (Google) to host or operate some or all of certain key products or functions of our business. Our customers need to be able to access our systems at any time, without interruption or degradation of performance. Our technological infrastructure depends, in part, on the virtual cloud infrastructure hosted by AWS, Azure and Google. Although we have disaster recovery plans that utilize multiple AWS, Azure and Google locations, any incident affecting their infrastructure could adversely affect our cloud-native platform. While we are able to manage a temporary service disruption of any single provider, a prolonged AWS, Azure or Google service disruption affecting our cloud-native platform, or a service disruption impacting each of AWS, Azure and Google simultaneously, would adversely impact our ability to service our customers and could damage our reputation with current and potential customers, expose us to liability, result in substantial costs for remediation, could cause us to lose customers, or otherwise harm our business, financial condition and results of operations. We may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the AWS, Azure or Google services we use. Additionally, in the event that our AWS, Azure or Google service agreements are terminated, or there is a lapse of service, elimination of AWS, Azure or Google services or features that we utilize, or damage to such facilities, we could experience interruptions in access to our systems as well as significant delays and additional expenses in arranging for or creating new facilities or re-architecting our systems for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition, and results of operations.
We may pursue additional strategic transactions in the future, which could be difficult to implement, disrupt our business or change our business profile significantly.
We intend to consider additional potential strategic transactions, which could involve acquisitions of businesses or assets, joint ventures or investments in businesses, products or technologies that expand, complement or otherwise relate to our current or future business. We may also consider, from time to time, opportunities to engage in joint ventures or other business collaborations with third parties to address particular market segments. Should our relationships fail to materialize into significant agreements, or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
These activities, if successful, create risks such as, among others: (i) the need to integrate and manage the businesses and products acquired with our own business and products; (ii) additional demands on our resources, systems, procedures and controls; (iii) disruption of our ongoing business; (iv) potential unknown or unquantifiable liabilities associated with the target company; and (v) diversion of management’s attention from other business concerns. Moreover, these transactions could involve: (i) substantial investment of funds or financings by issuance of debt or equity securities; (ii) substantial investment with respect to technology transfers and operational integration; and (iii) the acquisition or disposition of product lines or businesses. Also, such activities could result in one-time charges and expenses and have the potential to either dilute the interests of our existing shareholders or result in the issuance of, or assumption of debt. Such acquisitions, investments, joint ventures or other business collaborations may involve significant commitments of financial and other resources. Any such activities may not be successful in generating revenue, income or other returns, and any resources we committed to such activities will not be available to us for other purposes. Moreover, if we are unable to access the capital markets on acceptable terms or at all, we may not be able to consummate acquisitions, or may have to do so on the basis of a less than optimal capital structure. Our inability to take advantage of growth opportunities or address risks associated with acquisitions or investments in businesses may negatively affect our operating results.
Additionally, any impairment of goodwill or other intangible assets acquired in an acquisition or in an investment, or charges to earnings associated with any acquisition or investment activity, may materially reduce our earnings. Future acquisitions or joint ventures may not result in their anticipated benefits, and we may not be able to properly integrate acquired products, technologies or businesses with our existing products and operations or successfully combine personnel and cultures. Failure to do so could deprive us of the intended benefits of those acquisitions.
If we are required to write down goodwill and other intangible assets, our financial condition and results could be negatively affected.
Goodwill impairment arises when there is deterioration in the capabilities of acquired assets to generate cash flows, and the fair value of the goodwill dips below its book value. We are required to review its goodwill for impairment at least annually. Events that may trigger goodwill impairment include deterioration in economic conditions, increased competition, loss of key personnel, and regulatory action. Should any of these occur, an impairment of goodwill could have a negative effect on our assets.
Our international business operations are subject to unique risks and challenges that create increased uncertainty in these markets.
Significant portions of our operations, including our development team, are located in Ukraine, and as such, our business is subject to unique risks associated with operating in a military occupied region. These risks can include potentially dynamic social, political and economic environments; civil disturbances, unrest, or violence including terrorism associated with operating primarily in a military occupied region; volatile labor conditions due to strikes and general difficulties in staffing international operations with highly qualified personnel; and logistical and communication challenges. Unexpected changes in regulatory requirements in foreign countries as well as inconsistent regulations, diverse licensing, and legal and tax requirements that differ from one country to another could also adversely affect our international projects. Additionally, there may be limitations on our ability to repatriate foreign earnings in certain jurisdictions.
We have significant exposure to fluctuations in foreign currency exchange rates.
We conduct a significant portion of its operations outside of the U.S., which also operate in their respective local currencies, the most significant of which are currently the Ukrainian hryvnia and the Euro. Therefore, our international operations accounts for a significant portion of our overall operations and we have significant exposure to fluctuations in foreign currency exchange rates. Because our financial statements continue to be presented in U.S. dollars, the local currencies will be translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, thereby increasing the foreign exchange translation risk.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
All of our revenue is derived from our operations outside the U.S., which exposes us to risks inherent in doing business in each of the countries in which we operate, including Ukraine.
For the year ended December 31, 2024, all of our revenues were from non-U.S. operations in Ukraine. Operations in countries other than the U.S., including Ukraine, are subject to various risks, including:
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global political, economic and market conditions, political disturbances, war, terrorist attacks, changes in global trade policies and tariffs, weak local economic conditions and international currency fluctuations;

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general global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns;

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failure to ensure on-going compliance with current and future laws and government regulations, including but not limited to those related to the military invasion by Russia in Ukraine, and environmental and tax and accounting laws, rules and regulations;

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changes in, and the administration of, treaties, laws, and regulations, including in response to issues related to the military invasion by Russia in Ukraine and the conflicts in the Middle East, and the potential for such issues to exacerbate other risks we face;

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exposure to expropriation of our assets, deprivation of contract rights or other governmental actions;

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social unrest, acts of terrorism, war or other armed conflict;

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fraud and political corruption;

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varying international laws and regulations;

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adequate responses to a pandemic and related restrictions;

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confiscatory taxation or other adverse tax policies;

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trade and economic sanctions or other restrictions imposed by the EU, the United Kingdom, the U.S. or other countries, including in response to the military invasion by Russia in Ukraine;

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exposure under the U.S. Foreign Corrupt Practices Act or similar governmental legislation in other countries; and

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restrictions on the repatriation of income or capital.

Military invasion, terrorism, and other acts of violence, or the cessation thereof, may affect the markets in which we operate, our employees, our contractors, our clients and our product and service delivery.
Our business may be adversely affected by regional or global instability, disruption or destruction, regardless of cause, including military invasion, terrorism, riot, civil insurrection or social unrest. For example, the large-scale military invasion by Russia of Ukraine affects, and the ongoing conflict in the Middle East may affect, the markets in which we operate. Such events may cause clients to delay their decisions on spending for the software and systems provided by us and give rise to sudden significant changes in regional and global economic conditions and cycles. Additionally, the cessation of such conflicts could materially adversely effect the demand for our products. Sales of our products primarily occur in the defense sector for battlefield operations, and should ongoing conflicts cease, the demand for our products will decrease and constrain the growth of our operational dataset of combat missions that provide us with training data, edge case identification, failure mode analysis and performance validation that are currently otherwise unavailable to our competitors. These events pose risks which could materially adversely affect our financial results.
Additionally, we have significant operations, employees and contractors located in Ukraine. As a result of the military invasion by Russia, negative or uncertain political climates in Ukraine, including but not limited to, military activities or civil hostilities, criminal activities and other acts of violence, infrastructure disruption, natural disasters or other conditions could adversely affect our operations in Ukraine or cause us to exit the Ukrainian market. Additionally, some of our Ukraine-based team members may be forced to relocate to other countries and within Ukraine and are subject to life-threatening attacks while located there.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
We are closely monitoring the situation and are committed to caring for our colleagues in the region. The ongoing conflict could cause harm to our team members and otherwise impair their ability to work for extended periods of time. Since the majority of our developers are currently located in Ukraine, this could have large scale effects natural adverse on our operations. The conflict could also disrupt telecommunications systems, banks and other critical infrastructure necessary to conduct business in Ukraine. Additionally, we are actively seeking to hire in Poland, which neighbors Ukraine. We may be forced to cease hiring or face additional risks if Poland is affected by the ongoing conflict. The scope of the impact of the military invasion in Ukraine is impossible to predict at this time and could have an adverse impact on our business.
Our operations may be disrupted by the obligations of our personnel to perform military service.
Many of our employees and contractors in Ukraine are subject to compulsory military service and could be called to active duty in certain circumstances. Our operations could be disrupted by the absence of a significant number of our employees or contractors related to military service or the absence for extended periods of military service of one or more of our key employees or contractors. Military service requirements for our employees or contractors could materially adversely affect our business, results of operations and financial condition.
We may not be able to secure adequate insurance policies, or secure insurance policies at reasonable prices.
We maintain general liability insurance, directors and officers insurance, and other insurance policies and we believe our level of coverage is customary in the industry and adequate to protect against claims. However, there can be no assurance that it will be sufficient to cover potential claims or that present levels of coverage will be available in the future at a reasonable cost. Further, we expect our insurance needs and costs to increase as we grow our commercial operations and expand into new markets and it is uncertain if such insurance will be available on commercially reasonable terms.
We may be affected by operational risks and may not be adequately insured for certain risks.
We may be affected by a number of operational risks and may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, our technologies, personal injury or death, environmental damage, adverse impacts on our operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on our future cash flows, earnings and financial condition. Furthermore, the unmanned aircraft systems industry lacks a formative insurance market. As a result, we may be subject to or affected by liability or sustain loss for certain risks and hazards against which we cannot insure or which we may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.
Our cash could be adversely affected if the financial institutions in which we hold our cash fail.
We maintain domestic cash deposits in Federal Deposit Insurance Corporation (FDIC) insured banks. The domestic bank deposit balances may exceed the FDIC insurance limits. Also, in the foreign markets we serve, we also maintain cash deposits in foreign banks, some of which are not insured or partially insured by the FDIC or other similar agency. These balances could be impacted if one or more of the financial institutions in which we deposit monies fails or is subject to other adverse conditions in the financial or credit markets.
Litigation may adversely affect our business, financial condition, and results of operations.
From time to time in the normal course of our business operations, we may become subject to litigation that may result in liability material to our financial condition as a whole or may negatively affect our operating results if changes to our business operations are required. The cost to defend such litigation may be significant and may require a significant diversion of our resources, and there is no guarantee that we will be able to successfully defend against any such litigation regardless of particular merits. There also may be

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. Insurance may not be available on favorable terms, at all, or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims could adversely affect our business, financial condition and the results of our operations.
Investors in the U.S. may have difficulty bringing actions and enforcing judgments against certain of our directors and officers based on securities law civil liability provisions.
While we are incorporated under the laws of the State of Delaware, Serhii Kupriienko, our principal executive officer, resides outside the U.S. As a result, it may be difficult for U.S. investors to effect service of process within the U.S. upon Mr. Kupriienko to enforce against him judgments of the courts of the U.S. predicated upon, among other things, the civil liability provisions of federal securities laws of the United States.
Risks Related to Regulatory Requirements
The drone industry is subject to various laws and government regulations which could complicate and delay our ability to introduce products, maintain compliance, and avoid violations which could negatively impact our financial condition and results of operations.
We operate in the drone industry which is a highly regulated environment in the U.S. and international markets. Federal, state, and local governmental entities and foreign governments may regulate aspects of the industry, including the production or distribution of our products, software or services. These regulations may include accounting standards, taxation requirements, product safety, trade restrictions, environmental regulations, products directed toward children or hobbyists, and other administrative and regulatory restrictions. While we endeavor to take all the steps necessary to comply with these laws and regulations, there can be no assurance that we can maintain compliance on a continuing basis. Failure to comply could result in monetary liabilities and other sanctions which could increase our costs or decrease our revenue resulting in a negative impact on our business, financial condition and results of operations.
We and our customers operate in a highly regulated business environment and changes in regulation could impose costs on us or make our products less economical.
Our software and systems are subject to federal, state, local and foreign laws and regulations. Laws and regulations applicable to us and our products govern, among other things, the manner in which our products communicate. Additionally, our customers are often regulated by national, state and/or local bodies, including, without limitation, the Ukrainian Ministry of Defense, Ukrainian Ministry of Strategic Industries, Ukrainian Ministry of Digital Transformation and other bodies. Prospective customers may be required to gain approval from any or all of these organizations prior to implementing our software and systems, including specific permissions related to the cost recovery of these systems. Regulatory agencies may impose special requirements for implementation and operation of our products, which may result in unforeseen delays. We may incur material costs or liabilities in complying with government regulations applicable to us or our customers. In addition, potentially significant expenditures could be required in order to comply with evolving regulations and requirements that may be adopted or imposed on us or our customers in the future. Such costs could make our products less economical and could impact our customers’ willingness to adopt our products, which could materially and adversely affect our revenue, results of operations and financial condition.
Failure to obtain any necessary regulatory approvals from the U.S. Federal Aviation Administration (FAA), the Federal Communications Commission (FCC) or other governmental agencies, or limitations put on the use of small UAS in response to public privacy and other concerns, may prevent us from expanding the sales of our software platforms and AI systems to defense industrial and government customers in the U.S.
The regulation of small UAS for commercial use in the U.S. is undergoing substantial change and the ultimate treatment is uncertain.
On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act (the Part 107 Rules). The Part 107 Rules, which became effective in August 2016, provided safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. On December 28, 2020, the FAA announced final rules requiring remote identification of drones and allowing operators of small drones to fly over people and at night under certain conditions. On June 8, 2021, the FAA announced the formation of an Aviation Rulemaking Committee (ARC) to develop new rules to further define regulations for the operations of UAS Beyond Visual Line-of-Site (BVLOS). The timing of additional rulemaking is uncertain as is the outcome of the still developing regulatory environment related to the operation of small UAS. Additionally, recent focus on reducing the size of the federal workforce could negatively impact the availability of resources within the FAA which could delay our progress towards certification.
Pursuant to the Secure and Trusted Communications Networks Act of 2019, the FCC created and maintains a list (Covered List) of telecommunications services and equipment that pose an unacceptable risk to the national security of the United States. The FCC periodically updates the Covered List, and companies that appear on the Covered List are subject to change based on the security determinations of the FCC and other U.S. Federal agencies with which the FCC works. Categories of equipment made by companies, including equipment manufactured by their subsidiaries or affiliates, on the Covered List cannot be authorized in the U.S. On December 22, 2025, the FCC’s Public Safety and Homeland Security Bureau announced a significant expansion of its Covered List. The FCC added all UAS and UAS critical components produced in foreign countries to the Covered List, based on a national security determination that such items pose an unacceptable risk to U.S. national security. This means that such items will not be approved by the FCC for import, sale, or use in the U.S. However, particular UAS and UAS critical components can be removed if the U.S. Department of Defense or Department of Homeland Security makes a specific determination that an item or class of items does not pose an unacceptable national security risk. Additionally, the FCC has since clarified in FAQs that the Covered List “does not affect sales to DoW, DHS or any other federal agencies” within the U.S., as those agencies have their own acquisition regulations that instead apply.
We cannot assure you that any final rules enacted in furtherance of the FAA’s announced proposals will result in the expanded use of our software platforms and AI systems by commercial and defense industrial entities or that an exemption from the FCC’s Covered List will be available. In addition, there exists public concern regarding the privacy and other implications of U.S. commercial use of small UAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAS by the commercial use markets.
Our business is subject to federal, state and international laws regarding data protection, privacy, and information security, as well as confidentiality obligations under various agreements, and our actual or perceived failure to comply with such obligations could damage our reputation, expose us to litigation risk and adversely affect our business and operating results.
In connection with our business, we receive, collect, process and retain certain personal and confidential customer information. As a result, we are subject to increasingly rigorous federal, state and international laws regarding privacy and data protection. Personal privacy, data protection and information security are significant issues in the U.S. and the other jurisdictions where we offer our software and systems. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies and various state, local and foreign bodies and agencies. We also execute confidentiality and data protection agreements with various parties under which we are required to protect their confidential information.
The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal information of individuals, including end-customers and employees. In the U.S., the FTC and many state attorney generals are applying federal and state

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
consumer protection laws to the online collection, use and dissemination of data. Additionally, many foreign countries and governmental bodies, and other jurisdictions in which we currently or may in the future operate or conduct our business, have laws and regulations concerning the processing of personal information obtained from their residents or by businesses operating within or processing personal information that falls within their jurisdiction. These laws and regulations often are more restrictive than those in the U.S. in certain areas, whereas U.S. laws may impose requirements not included in their international counterparts. Such laws and regulations may, for example, require companies to implement new privacy and security policies and practices, permit individuals to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personal information for certain purposes.
We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the U.S., the EU and other jurisdictions, and we cannot yet determine the impact of such future laws, regulations and standards may have on our business. For example, the California Consumer Privacy Act, which became effective in 2020, provides new data privacy rights for consumers and new operational requirements for companies. Additionally, we expect that existing laws, regulations and standards may be interpreted differently in the future. There remains significant uncertainty surrounding the regulatory framework for the future of personal data transfers from the EU to the U.S. with regulations such as the recently adopted General Data Protection Regulation (GDPR), which imposes more stringent EU data protection requirements, provides an enforcement authority, and imposes large penalties for noncompliance. Future laws, regulations, standards and other obligations, including the adoption of the GDPR, as well as changes in the interpretation of existing laws, regulations, standards and other obligations could impair our ability to collect, use or disclose information relating to individuals, which could decrease demand for our products, require us to restrict our business operations, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.
Although we are working to comply with those federal, state and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, such laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our products. As such, we cannot assure ongoing compliance with all such laws or regulations, industry standards, contractual obligations and other legal obligations, and our efforts to do so may cause us to incur significant costs or require changes to our business practices, which could adversely affect our business and operating results. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal information or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business and operating results.
We are subject to numerous legal and regulatory regimes, and we could be harmed by changes to, or the interpretation or the application of, the laws and regulations of each of the jurisdictions in which we operate.
Our operations extend beyond the U.S. The international scope of our business may require us to comply with a wide range of national and local laws and regulations, which may in certain cases diverge from or even conflict with each other. Restrictions imposed on us by foreign governments, as a result of strategic ties and treaties with foreign countries, may limit our activities and access to certain countries, in a manner that may restrict and even prevent in certain situations our operations in certain countries and affect our results.
With the potential geographic expansion of our business, and that of our subsidiaries, into new markets, we have become subject to additional and changing legal, regulatory, tax, licensing, and compliance requirements and industry standards.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
In countries where we currently or may eventually operate, legislators and regulatory authorities may introduce new interpretations of existing laws and regulations or introduce new legislation or regulations concerning our business. Changes in government regulation of or successful challenges to the business model used by us in certain markets may require us to change our existing business models and operations. Any additional regulatory scrutiny or changes in legal requirements may impose significant compliance costs and make it uneconomical for us to continue to operate in all of the current markets or to expand in accordance with our strategy, particularly if regulations or their interpretations vary greatly or conflict between different operating countries. This may negatively impact our revenue and profitability by preventing our business from reaching sufficient scale in particular markets or having to change our business model or incur additional costs, which would adversely impact business. Our inability, or perceived inability, to comply with existing or new compliance obligations, could lead to regulatory scrutiny, which could result in administrative or enforcement action, such as fines, penalties, and/or enforceable undertakings and adversely affect our business.
We may become subject to increasing global trade laws and regulations.
We may become subject to increasing global trade laws and regulations, including economic sanctions, export controls, and import laws. Failure to comply with global trade laws and regulations can result in penalties and reputational harm. Our international sales efforts expose us to increased risk under these laws and regulations, and increasing and evolving global trade laws could impact our business.
In addition, the global economy has recently seen a rise in tariffs and threats of tariffs. While tariffs have not had a material impact on our business, financial condition or results of operations to date, new tariffs could increase the costs of raw materials and other goods, both for us and our suppliers, which could impact our business.
Risks Related to our Intellectual Property
Our ability to protect our intellectual property and proprietary technology is uncertain.
We rely primarily on patent and trade secret laws, as well as confidentiality and non-disclosure agreements, to protect our proprietary technologies and intellectual property. As of this filing, we held a total of one (1) pending provisional application in the U.S. and two (2) pending non-provisional patent applications in the U.S. Our intellectual property incorporates internally developed software design incorporating machine and computer vision and was developed with AI and machine learning techniques. This intellectual property is critical to the development of end-to-end systems which reliably enable the automated operation of unmanned systems in real-world environments.
We have applied for patent protection relating to certain existing and proposed products and processes. Currently, our pending U.S. patent applications relate to our Trident OS, MINAS and STYX solutions and are therefore important to the functionality of our products. If we fail to timely file a patent application in any jurisdiction, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved in a timely manner or at all. The rights we are seeking to have granted in our pending patent applications may not be meaningful or provide us with any commercial advantage. In addition, those rights, should they be granted, could be opposed, contested or circumvented by our competitors, or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of any patent that we may obtain to adequately protect our technology might make it easier or cheaper for our competitors to offer the same or similar products or technologies. Even if we are successful in receiving patent protection for certain products and processes, our competitors may be able to design around our patents or develop products that provide outcomes which are comparable or superior to ours without infringing on our intellectual property rights. In the event we also pursue patent protection in foreign jurisdictions, due to differences between foreign and U.S. patent laws, any patented intellectual property rights may not receive the same degree of protection in foreign countries as they would in the U.S. Even if patents are granted outside the U.S., effective enforcement in those countries may not be available without significant cost and time expense or at all.
We also rely on trade secrets, know-how and technology, which are not protectable by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
agreements and intellectual property assignment agreements with our officers, employees, contractors and other service providers regarding our intellectual property and proprietary technology. In the event of unauthorized use or disclosure or other breaches of those agreements, we may not be provided with meaningful protection for our trade secrets or other proprietary information. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, officers, employees, contractors and other service providers use intellectual property owned by others in their work for us, disputes may arise as to the rights in the related or resulting know-how and inventions. If any of our trade secrets, know-how or other technologies not protected by a patent were to be disclosed to or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected. A substantial part of such knowledge is possessed by our development team in Ukraine who have at-will consulting agreements with us and are located in areas subject to attack by Russia.
If a competitor infringes upon any patents that we may obtain, trademarks that we may obtain or other intellectual property rights, enforcing those patents, trademarks and other rights may be costly, difficult and time consuming. Patent law relating to the scope of claims in the industry in which we operate is subject to rapid change and constant evolution and, consequently, patent positions in our industry can be uncertain. Even if successful, litigation to defend our patents against challenges or to enforce our intellectual property rights could be expensive and time consuming and could divert management’s attention from managing our business. Moreover, we may not have sufficient resources or desire to defend any patents or trademarks that we may obtain against challenges or to enforce our intellectual property rights. Litigation also puts any patents that we may obtain at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may harm our business, financial condition and operating results.
Our business may suffer if it is alleged or found that our products infringe the intellectual property rights of others.
Our industry is characterized by the existence of a large number of patents and by litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, in recent years, individuals and groups have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements from companies like ours. To date we have received no claims with respect to our infringement of intellectual property or patents but, in the future, third parties may claim that we are infringing upon their patents or other intellectual property rights. In addition, we may be or may become contractually obligated to indemnify our customers or other third parties that use or resell our products in the event our products are alleged to infringe a third-party’s intellectual property rights. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand, and cause us to incur significant expenses. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations. Further, claims of intellectual property infringement might require us to redesign affected products, delay affected product offerings, enter into costly settlement or license agreements or pay costly damage awards or face a temporary or permanent injunction prohibiting us from marketing, selling or distributing the affected products. If we cannot or do not license the alleged infringed technology on reasonable terms or at all, or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Additionally, our customers may not purchase our products if they are concerned that our products infringe third-party intellectual property rights. This could reduce the market opportunity for the sale of our software and systems. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.
If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.
We rely on our unpatented technology, trade secrets and know-how. We generally seek to protect this information by confidentiality, non-disclosure and assignment of invention agreements with our officers, employees, contractors and other service providers and with parties with which we do business. These

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
agreements may be breached, which breach may result in the misappropriation of such information, and we may not have adequate remedies for any such breach. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology.
Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors. To the extent that our officers, employees, contractors, other service providers, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our rights and have a material adverse effect on our business, financial condition, and results of operations.
The use of open source software in our products, processes and technology may expose us to additional risks and compromise our proprietary intellectual property.
The use of open source software in our products, processes and technology may expose us to additional risks and compromise our proprietary intellectual property. Our products, processes and technology sometimes utilize and incorporate software that is subject to an open source license. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses, such as the GNU General Public License, require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on terms unfavorable to us or at no cost. This can subject previously proprietary software to open source license terms.
While we monitor the use of open source software in our products, processes and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product, processes or technology when we do not wish to do so, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third-party for our products, processes or technology, we could, under certain circumstances, be required to disclose the source code to our products, processes or technology. This could harm our intellectual property position and our business, results of operations and financial condition.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:
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we or any collaborators might not have been the first to make the inventions covered by the pending patent applications that we own;

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we might not have been the first to file patent applications covering certain of our inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

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it is possible that our pending patent applications will not lead to issued patents;

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any issued patents that we may obtain and own may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

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our competitors might conduct research and development activities in the U.S. and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets; and

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we may not develop additional proprietary technologies that are patentable.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Risks Related to our Financial Results
We will need to generate significant sales to achieve profitable operations.
We intend to increase our operating expenses substantially in connection with the planned expansion of our business, establishment of our sales and marketing infrastructure, our ongoing research and development activities, and the commensurate development of our management and administrative functions, but there is no guarantee that we will succeed in these endeavors. We will need to generate significant sales to achieve profitability, and we might not be able to do so. Even if we do generate significant sales, we might not be able to achieve, sustain or increase profitability on a quarterly or annual basis in the future. If our sales grow more slowly than we expect, or if our operating expenses exceed our expectations, our business, financial condition and results of operations may be adversely affected.
If business growth falls short of expectations, we may need to obtain additional capital to fund our growth, operations, and obligations.
We may require additional capital to fund our growth, operations, and obligations if our growth plan falls short or takes more time than we anticipate. As our business has grown, we have managed periods of tight liquidity by accessing capital from our stockholders and their affiliates. Our capital requirements will depend on several factors, including:
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our ability to enter into new agreements with customers or to extend the terms of our existing agreements with customers, and the terms of such agreements;

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the success of our sales efforts;

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our working capital requirements related to the costs of inventory and accounts receivable;

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costs of recruiting and retaining qualified personnel;

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expenditures and investments to implement our business strategy; and

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the identification and successful completion of acquisitions.

We may seek additional funds through equity or debt offerings and/or borrowings under notes payable, lines of credit or other sources. We do not know whether additional financing will be available on commercially acceptable terms or at all, when needed. For example, increases in interest rates could negatively impact the costs of seeking additional funds through debt offerings and/or borrowings. If adequate funds are not available or are not available on commercially acceptable terms, our ability to fund our operations, support the growth of our business or otherwise respond to competitive pressures could be significantly delayed or limited, which could materially adversely affect our business, financial condition or results of operations.
Our revenue is not predictable and recognition of a significant portion of it will be deferred into future periods.
Once a customer decides to move forward with a large-scale deployment of our software and systems, the timing of and our ability to recognize related revenue will depend on several factors, some of which may not be under our control. These factors include shipment schedules that may be delayed or subject to modification, the rate at which our utility customers choose to deploy our products in their network, customer acceptance of all or any part of our software and systems, our contractual commitments to provide new or enhanced functionality at some point in the future, other contractual provisions such as liquidated damages, our suppliers’ ability to provide an adequate supply of components, the requirement to obtain regulatory approval, and our ability to deliver quality products according to expected schedules. In light of these factors, the application of complex revenue recognition rules to our software and systems has required us to defer, and in the future will likely continue to require us to defer, a significant amount of revenue until undetermined future periods. It may be difficult to predict the amount of revenue that we will recognize in any given period and amounts recognized may fluctuate significantly from one period to the next.
If our internal controls over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.
As a public company, we will be required to maintain internal control over financial reporting and disclosure controls and procedures. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
determine the effectiveness of our internal control over financial reporting and provide a management report on the internal control over financial reporting. Our testing, or the subsequent testing by our independent public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, including enforcement actions by the SEC, and we could be required to restate our financial results, any of which would require additional financial and management resources.
If material weaknesses in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results, which could materially and adversely affect our business, results of operations and financial condition, restrict our ability to access the capital markets, require us to expend significant resources to correct the material weakness, subject us to fines, penalties or judgments, harm our reputation or otherwise cause a decline in investor confidence.
We continue to invest in more robust technology and resources to manage those reporting requirements. Implementing the appropriate changes to our internal controls may distract our officers and employees, result in substantial costs and require significant time to complete. Any difficulties or delays in implementing these controls could impact our ability to timely report our financial results. For these reasons, we may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. As a result, our investors could lose confidence in our reported financial information, and our stock price could decline.
In addition, any such changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy could prevent us from accurately reporting our financial results.
Risks Related to Our Common Stock and This Offering
There has been no public market for our common stock. An active, liquid and orderly market for our common stock may not develop, or we may in the future fail to satisfy the continued listing requirements of Nasdaq and our stock may be delisted, and you may not be able to resell your common stock at or above the initial public offering price or at all.
Prior to this offering, there has been no public market for our common stock. Although we have applied to list our common stock on Nasdaq, an active trading market for our common stock may never develop or may not be sustained following this offering. We and the representatives of the underwriter will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.
If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the listing requirements of Nasdaq.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.
The trading price of our common stock following this offering is likely to be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. The market price for our common stock may be influenced by those factors discussed in this “Risk Factors” section and others, including:
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regulatory or legal developments in the U.S. and foreign countries;

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announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

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the degree and rate of market adoption of any of our current and future products;

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development, supply or distribution delays or shortages;

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any changes to our relationship with any developers, suppliers, collaborators or other strategic partners;

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achievement of expected product sales and profitability;

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variations in our financial results or those of companies that are perceived to be similar to us, including variations from expectations of securities analysts or investors;

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market conditions and issuance of securities analysts’ reports or recommendations;

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trading volume of our common stock;

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an inability to obtain additional funding or obtaining funding on unattractive terms;

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sales of our stock by us, our insiders or our stockholders, as well as the anticipation of lock-up releases;

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general economic, industry and market conditions other events or factors, many of which are beyond our control;

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actual or anticipated fluctuations in our financial condition and results of operations;

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announcement or progression of geopolitical events, including in relation to the military invasion by Russia in Ukraine and the conflicts in the Middle East;

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additions or departures of senior management or key personnel;

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intellectual property, product liability or other litigation against us or our inability to enforce our intellectual property;

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changes in our capital structure, such as future issuances of securities and the incurrence of additional debt; and

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changes in accounting standards, policies, guidelines, interpretations or principles.

These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their common stock and may otherwise negatively affect the liquidity of the trading market for our common stock.
We will have broad discretion in the use of the net proceeds from this offering, and may use them ineffectively, in ways that you and other stockholders may not agree, or in ways that do not increase the value of your investment.
We will have broad discretion over the use of proceeds from this offering. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. Although we currently anticipate that we will use the net proceeds from this offering as described in “Use of Proceeds”, our ultimate use of proceeds may vary substantially from our currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, in ways that are

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
otherwise ineffective or in ways with which you disagree, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.
You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.
The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the closing of this offering. Purchasers of common stock in this offering will experience immediate dilution of $      per share, assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus. In the past, we issued stock options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding stock options are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”
After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to significantly influence all matters submitted to stockholders for approval and may prevent new investors from influencing significant corporate decisions.
Following the closing of this offering, our executive officers, directors and greater than 5% stockholders, in the aggregate, will own approximately    % of our outstanding common stock (assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options and without giving effect to any potential purchases by such persons in this offering). As a result, such persons, acting together, will have the ability to significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transactions, as well as our management and business affairs, which may prevent new investors from influencing some or all of the foregoing. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.
Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the current market price of our common stock and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.
We may issue more shares to raise additional capital, which may result in substantial dilution.
Following the closing of this offering, our amended and restated certificate of incorporation will authorize the issuance of a maximum of     shares of common stock. Any additional financings effected by us may result in the issuance of additional securities without stockholder approval and the substantial dilution in the percentage of common stock held by our then existing stockholders. In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may be higher or lower than the price per share of our common stock at that time. Also as of December 31, 2025, we have reserved        ,        and     shares of common stock for issuance pursuant to awards under the 2023 Plan, 2024 Stock Plan and 2025 Plan, respectively, and have committed to issue the Management RSUs upon consummation of this offering. As of December 31, 2025, the number of securities remaining available for future issuance under the 2023 Plan, 2024 Plan and 2025 Plan is      ,        and     shares of common stock, respectively. The issuance of such additional shares of common stock, or securities convertible or

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
exchangeable into common stock, may cause the price of our common stock to decline. Additionally, if all or a substantial portion of these shares are resold into the public markets then the trading price of our common stock may decline.
Our board of directors may issue and fix the terms of shares of our preferred stock without stockholder approval, which could adversely affect the voting power of holders of our common stock or any change in control of our Company.
Following the closing of this offering, our amended and restated certificate of incorporation will authorize the issuance of a maximum of     shares of “blank check” preferred stock, $0.00001 par value per share, with such designation rights and preferences as may be determined from time to time by our board of directors. Our board of directors is empowered, without the need to obtain stockholder approval, to issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of such issuances, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company.
We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.
We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, any future debt agreements may preclude us from paying dividends. For the foreseeable future, any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that’s hares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares. Investors seeking cash dividends should not purchase our common stock. See “Dividend Policy” for additional information.
If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.
The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling shares.
Sales, or the possibility of sales, of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.
Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity or equity-linked securities.
Upon the closing of this offering, we will have outstanding a total of      shares of common stock, after giving effect to the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of        shares of our common stock and the issuance of the Management RSUs and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
options. Of these shares, only the      shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriter’s option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, unless they are purchased by one of our affiliates.
Our directors and executive officers and holders of substantially all of our outstanding securities have entered into lock-up agreements with the underwriter pursuant to which they may not, with limited exceptions, for a period of 180 days from the date of this prospectus, offer, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of Lucid Capital Markets, LLC (Lucid Capital Markets). Such underwriter may permit our officers, directors and other securityholders who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements at any time in their sole discretion. See “Underwriting.” Sales of these shares, or perceptions that they will be sold, could cause the trading price of our common stock to decline. After the lock-up agreements expire, up to an additional        shares of common stock will be eligible for sale in the public market, of which       shares will be held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the Securities Act), in each case based on shares of common stock outstanding as of December 31, 2025 and without giving effect to any potential purchases by such persons in this offering.
After this offering, the holders of        shares of our outstanding common stock, or approximately       % of our total outstanding common stock based on shares outstanding as of December 31, 2025, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting and the 180-day lock-up agreements described above. See “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.
We are an emerging growth company and a smaller reporting company, and the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer”, as defined under the Exchange Act, our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:
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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in connection with registered securities offerings;

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not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

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not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;

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reduced disclosure obligations regarding executive compensation; and

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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this exemption and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.
We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.
Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.
Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective upon the closing of this offering, contain provisions that could delay or prevent a merger, acquisition, or other change in control of our company or changes in our board of directors that our stockholders might consider favorable, including transactions in which you might otherwise receive a premium for your shares. Some of these provisions include:
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a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

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a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at an annual or special meeting of our stockholders;

•
a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

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advance notice requirements for stockholder proposals and nominations for election to our board of directors;

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a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than 75% of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•
a requirement of approval of not less than 75% of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•
the authority of the board of directors to issue convertible preferred stock on terms determined by the board of directors without stockholder approval and which convertible preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change in control transaction or changes in our board of directors could cause the market price of our common stock to decline.
Our amended and restated certificate of incorporation to be effective upon the consummation of this offering designates certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation that will become effective upon the closing of this offering provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers, employees or agents to us or our stockholders, (iii) any action or proceeding asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws (in each case, as they may be amended from time to time), (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or bylaws, (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware, or (vi) any action asserting a claim against us or any of our directors, officers or employees that is governed by the internal affairs doctrine. In addition, our amended and restated certificate of incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions. We recognize that the forum selection clause in our amended and restated certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders. Alternatively, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.
Because the applicability of the exclusive forum provision is limited to the extent permitted by applicable law, we do not intend that the exclusive forum provision would apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We also acknowledge that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and that there is uncertainty as to whether a court would enforce an exclusive forum provision for actions arising under the Securities Act, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.
General Risk Factors
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon closing of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and even if we are successful in remediating our material weaknesses, any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.
We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial reporting controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act concerning areas such as “say on pay” and proxy access. Emerging growth companies are permitted to implement many of these requirements over a longer period, which may be up to five years from the pricing of this offering. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.
We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have an adverse effect on our business. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.
We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. If we fail to comply with these laws, we could face civil or criminal liability and other serious consequences for violations, which could harm our business.
We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls and anti-corruption and anti-money laundering laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators and partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties outside of the U.S. to sell our

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
products abroad and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators and partners, even if we do not explicitly authorize or have actual knowledge of such activities, and any training or compliance programs or other initiatives we undertake to prevent such activities may not be effective. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.
Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain software and systems to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. These export and import controls and economic sanctions could also adversely affect our supply chain.
Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.
The global credit and financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the military invasion by Russia in Ukraine and the conflicts in the Middle East, terrorism or other geopolitical events. Sanctions imposed by the U.S. and other countries in response to such conflicts may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market our solutions and products even if we would otherwise prefer to develop and market such product ourselves, or on less favorable terms than we would otherwise choose. In addition, one or more of our current service providers or other partners may not survive an economic downturn, which could directly affect our ability to attain our research and development goals on schedule and on budget. Uncertainty about global economic conditions could result in increased costs related to the implementation of our solutions, which could have a material adverse effect on demand for our products and solutions.
Changes in tax law may materially adversely affect our financial condition, results of operations and cash flows, or adversely impact the value of an investment in our common stock.
New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business operations and financial performance. For example, on July 4, 2025, the U.S. government passed the “One Big Beautiful Bill Act” which contained several pieces of tax legislation, including making permanent certain of the tax law changes originally enacted in 2017 (under the legislation informally titled the Tax Cuts and Jobs Act) which made many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service (IRS) and other tax authorities with respect to such legislation may affect us, and certain aspects thereof could be repealed or modified in future legislation. We urge our investors to consult with their legal and tax advisors with respect to any changes in tax law and the potential tax consequences of investing in our common stock.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, or if we fail to meet the expectations of one or more of these analysts, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.
We could be subject to securities class action litigation.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant as the markets have experienced significant stock price volatility in recent years. If we face such litigation, even if ultimately decided in our favor, it could result in substantial costs that may not be fully covered by insurance, and a diversion of our management’s attention and resources, which could harm our business.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, plans for our products, future research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that are in some cases beyond our control and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:
•
estimates of our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements and our needs for additional financing;

•
our use of the net proceeds from this offering;

•
our ability to obtain funding for our operations;

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our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

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the implementation of our business model, strategic plans for our business and technology;

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the scope of protection we are able to establish and maintain for intellectual property rights covering our technology;

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developments relating to our competitors and our industry;

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legal and regulatory developments relating to AI and unmanned systems;

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the accuracy of our estimates regarding expenses, capital requirements and needs for additional financing;

•
our financial performance; and

•
the ongoing military invasion by Russia in Ukraine and its impact on the continued deployment of our software products, AI systems and operational datasets.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject and are based on information available to us as of the date of this prospectus. Although we believe such information forms a reasonable basis for the expectations reflected in the forward-looking statements, such information may be limited or incomplete, and we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to new information, actual results or to changes in our expectations, except as required by law.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
We estimate that we will receive net proceeds of approximately $      million from the sale of the shares of our common stock in this offering, or approximately $      million, if the underwriter exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares of common stock we are offering. An increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $      million, assuming the initial public offering price stays the same.
The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and to facilitate our access to the public equity markets.
We intend to use the net proceeds from this offering, together with our existing cash resources for funding of ongoing operations, including expansion of capabilities and our product offering, hiring employees, integration with the hardware of drone manufacturers, and for working capital and other general corporate purposes.
We may also use a portion of the net proceeds from this offering to in-license, acquire or invest in products, technologies or businesses, although we have no current agreements, commitments or understandings to do so.
We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements                 .
Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. It is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described in the section titled “Risk Factors” in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.
Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the U.S. government.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, our financial condition, our capital requirements, general business conditions, our future prospects and other factors that our board of directors may deem relevant. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of December 31, 2025:
•
on an actual basis;

•
on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of        shares of our common stock, (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will be effective upon the closing of this offering, and (iii) the issuance of the Management RSUs upon the closing of this offering, assuming full vesting upon issuance; and

•
on a pro forma as adjusted basis to give further effect our issuance and sale of        shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting fees and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read this information together with our unaudited interim financial statements and related notes appearing at the end of this prospectus and the information set forth under the “Prospectus Summary — Summary Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections.
As of December 31, 2025
	Actual		Pro forma		Pro forma as adjusted(1)
(in thousands except share and per share data)
Cash and cash equivalents	$		$		$
Stockholders’ equity (deficit):
Series A Preferred Stock, $0.00001 par value per share: shares authorized, actual, shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted				—		—
Preferred stock, $0.00001 par value per share; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted		—		—
Common stock, $0.00001 par value per share:         shares
authorized, actual,        shares issued and outstanding,
actual;        shares authorized, pro forma        shares
issued and outstanding, pro forma;        shares authorized,
pro forma as adjusted; shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated deficit
Total stockholders’ equity (deficit)
Total capitalization	$		$		$

(1)
The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares offered by us would increase (decrease) cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $      million, assuming the assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The number of shares of our common stock outstanding as of December 31, 2025 excludes the following:
•
        shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2025, issued under the 2023 Stock Plan, having an exercise price of $        per share;

•
      shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2025, issued under the 2024 Stock Plan, having a weighted-average exercise price of $     per share;

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       shares of common stock reserved for issuance pursuant to future awards under our 2024 Stock Plan;

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      shares of common stock reserved for issuance pursuant to future awards under the 2025 Plan, as well as automatic increases in the number of shares of common stock reserved for future issuance under the 2025 Plan, which will become effective upon the closing of this offering;

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      shares of common stock reserved for issuance upon the vesting of the Management RSUs upon the closing of this offering; and

•
        shares of common stock reserved for issuance pursuant to warrants to purchase common stock with an exercise price of $      per share.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
DILUTION
If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
As of December 31, 2025, our historical net tangible book value (deficit) was $     , or $      per share. Our historical net tangible book value (deficit) per share is equal to our total tangible assets, less our total liabilities and convertible preferred stock, divided by the number of outstanding shares of our common stock as of December 31, 2025.
As of December 31, 2025, our pro forma net tangible book value was         , or       per share. Pro forma net tangible book value is the amount of our total tangible assets, less our total liabilities, after giving effect to: (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of       shares of common stock upon the closing of this offering, (ii) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering, and (iii) the issuance of the Management RSUs upon the closing of this offering, assuming full vesting upon issuance. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of issued shares of our common stock as of December 31, 2025, after giving effect to the pro forma adjustments described above.
After giving further effect to the issuance and sale of        shares of common stock in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of December 31, 2025, would have been $      million, or $      per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $      to existing stockholders and immediate dilution of $      in pro forma as adjusted net tangible book value per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The pro forma as adjusted information below is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.
The following table illustrates this per share dilution to new investors:
Assumed initial public offering price per share of our common stock		$
Historical net tangible book deficit per share as of December 31, 2025	$
Increase in historical net tangible book deficit per share attributable to the pro forma transactions described in the preceding paragraphs
Pro forma net tangible book value per share as of December 31, 2025
Increase in net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after giving effect to this offering
Dilution per share to new investors participating in this offering		$
The information discussed above is illustrative only, and the dilution information following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $      per share and the dilution to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. We may also increase or decrease the number of shares

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
we are offering. An increase (decrease) of 1,000,000 shares of common stock offered by us would increase (decrease) the pro forma as adjusted net tangible book value by $      per share and decrease (increase) the dilution to new investors by $      per share, assuming the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
If the underwriter exercises their option to purchase additional shares of common stock in full, the pro forma as adjusted net tangible book value as of December 31, 2025, will increase to $      million, or $      per share, representing an increase to existing stockholders of $      per share, and there will be an immediate dilution of $      per share to new investors.
The following table summarizes as of December 31, 2025, on the pro forma as adjusted basis as described above, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders (giving effect to the conversion of all of our convertible preferred stock into       of our common stock that will occur upon the closing of this offering) and by investors participating in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
Investors participating in this offering		%	$	%	$
Total		100%	$	100%	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $      and increase (decrease) the percentage of total consideration paid by new investors by approximately    %, assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the total consideration paid by new investors by $      and increase (decrease) the percentage of total consideration paid by new investors by approximately    % assuming that the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, price remains the same.
The table above assumes no exercise of the underwriter’s option to purchase additional shares in this offering. If the underwriter’s option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to    % of the total number of shares of our common stock outstanding after this offering, and the number of shares of our common stock held by new investors participating in the offering would be increased to    % of the total number of shares of our common stock outstanding after this offering.
The number of shares of our common stock to be outstanding after this offering is based on       shares of our common stock outstanding as of December 31, 2025, after giving effect to the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of       shares of our common stock upon the closing of this offering and excludes the following:
•
        shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2025, issued under the 2023 Stock Plan, having an exercise price of $       per share and (ii)

•
        shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2025, issued under the 2024 Stock Plan, having a weighted-average exercise price of $      per share;

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
•
        shares of common stock reserved for issuance pursuant to future awards under our 2024 Stock Plan;

•
       shares of common stock reserved for issuance pursuant to future awards under the 2025 Plan, as well as automatic increases in the number of shares of common stock reserved for future issuance under the 2025 Plan, which will become effective upon the closing of this offering;

•
       shares of common stock reserved for issuance upon the vesting of the Management RSUs upon the closing of this offering; and

•
        shares of common stock reserved for issuance pursuant to warrants to purchase common stock with an exercise price of $       per share.

To the extent that any options are exercised, new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition. You should read this analysis in conjunction with our audited financial statements and the notes contained elsewhere in this prospectus. This discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance. These statements are only predictions, and actual events or results may differ materially. In evaluating such statements, you should carefully consider the various factors identified in this prospectus, which could cause actual results to differ materially from those expressed in, or implied by, any forward-looking statements, including those set forth in “Risk Factors” in this prospectus. See “Special Note Regarding Forward-Looking Statements.”
Overview
We completed a reorganization in October 2025 and do not have our own historical financial statements for periods prior to our reorganization. Management’s discussion and analysis represents the combined financial and operating data of Swarmer, Inc, Autonomous Robotics Systems LLC and Swarmer Estonia OÜ.
We are a provider of autonomous drone swarm software and artificial intelligence solutions, specializing in vendor-agnostic technologies that address critical operational challenges faced by modern military forces. Our primary customer base consists of drone manufacturers who license our software for integration with their hardware platforms. While not our direct customers, the ultimate end-users of our Swarmer-enabled systems are military forces and defense organizations.
With a focus on affordability, rapid development, and proven combat performance, we deliver software platforms and AI systems that enable military organizations to deploy and coordinate large-scale unmanned systems operations without requiring proportional increases in trained operators. Our primary mission areas include autonomous swarm coordination, multi-domain unmanned systems integration, AI-powered collaborative autonomy, and command and control software for distributed robotic operations.
Our combat-tested approach, proven deployment record since 2023, and demonstrated execution of over 100,000 combat missions flown by drones that were equipped with our Trident OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, have enabled us to deliver operational value to drone manufacturers, defense system integrators, and the military end-users they serve.
Since our inception in 2023, we have devoted substantially all of our efforts and financial resources to building our organization, including raising capital, research and development, business planning, and providing selling, general and administrative support for these operations. To date, we have funded our operations primarily with proceeds from the sale and issuance of simple agreements for future equity, or SAFEs, and through the sale of our Series A convertible preferred stock. From inception through December 31, 2024, we raised aggregate net proceeds of $3.1 million from the issuance and sale of SAFEs. In multiple closings held from September to December 2025, we issued and sold an aggregate of 1,930,427 shares of Series A-1 convertible preferred stock at a purchase price of $6.2711 per share for gross proceeds of approximately $12.1 million. See Note 12 to our combined financial statements found elsewhere in this registration statement/prospectus for a description of the sale of our Series A-1 convertible preferred stock. Additionally, pursuant to the terms of the Securities Purchase Agreement for the Series A Preferred Stock Financing (as defined below), we issued warrants to purchase 637,846 shares of the Company’s common stock to Theseus Capital Partners LLC. The warrants have an exercise price of $6.2711, are immediately exercisable upon the closing of this offering and will expire upon the earlier of (a) 5:00 p.m. Eastern Time on the 5-year anniversary of the effectiveness this registration statement and (b) 5:00 p.m. Eastern Time on March 22, 2027.
For the years ended December 31, 2024 and 2025, our net loss was $2.1 million and $      , respectively. As of December 31, 2024 and 2025, we had an owners’ equity (deficit) of $(2.1) million and $      , respectively. Substantially all of our net losses have resulted from costs incurred in connection with our research and development related to engineering of our core software technology products, to a lesser extent, from selling, general and administrative costs associated with our operations.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Based on our current operating plans, we estimate that our existing cash and cash equivalents as of the date of this registration statement, together with the estimated net proceeds from this offering, will be sufficient to fund our projected operating expenses, working capital and capital expenditure needs into       . We have based this estimate on our current assumptions, which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect.
Following the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, audit, accounting, regulatory and tax-related services associated with maintaining compliance with an exchange listing and Securities and Exchange Commission, or SEC, requirements, director and officer liability insurance costs, investor and public relations costs, and other expenses that we did not incur as a private company.
Uncertainty in the global economy presents significant risks to our business. We are subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including increases in inflation, fluctuating interest rates, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy or government budget dynamics, recent bank failures, geopolitical factors, including the ongoing conflicts between Russia and Ukraine and in the Middle East and the responses thereto, and supply chain disruptions. While we are closely monitoring the impact of the current macroeconomic and geopolitical conditions on all aspects of our business, including the impacts on our employees, suppliers, vendors and business partners and our future access to capital, the ultimate extent of the impact on our business remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside our control and could exist for an extended period. We will continue to evaluate the nature and extent of the potential impacts to its business, results of operations, liquidity and capital resources. For additional information, see the section titled “Risk Factors — Risks Related to Our Business and Industry.”
Factors Affecting Our Performance
Acquiring New Customers
We believe there is substantial opportunity to continue to grow our customer base. We intend to drive new customer acquisition by continuing to invest significantly in sales and marketing to engage our prospective customers, increase brand awareness and drive adoption of our software platforms and AI systems. We also plan to continue to invest in building brand awareness within the defense communities. As of December 31, 2024 and 2025, we had approximately four and seven customers, respectively. Our ability to attract new customers will depend on a number of factors, including the effectiveness and pricing of our software platforms, AI systems, offerings of our competitors, and the effectiveness of our marketing efforts.
We define the number of customers as the number of accounts with a unique account identifier for which we have an active subscription in the period indicated. Users of our free trials or tier are not included in our customer count. A single organization with multiple divisions, segments or subsidiaries is generally counted as a single customer. However, in some cases where they have separate billing terms, we may count separate divisions, segments or subsidiaries as multiple customers.
Expanding Within Our Existing Customer Base
Our base of customers represents a significant opportunity for further sales expansion. We believe that our business model allows us to efficiently increase revenue from our existing customer base as they ramp up production to meet expanding military demand. We intend to continue to invest in enhancing awareness of our brand and developing more products, features and functionality, which we believe are important factors to achieve widespread adoption of our platform. Our ability to increase sales to existing customers will depend on a number of factors, including our customers’ satisfaction with our solution, competition, pricing and overall changes in our customers’ spending levels.
Sustaining Innovation and Technology Leadership
Our success is dependent on our ability to sustain innovation and technology leadership in order to maintain our competitive advantage. We believe that we have built software platforms and AI systems that

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
enable military organizations to deploy and coordinate large-scale unmanned systems operations without requiring proportional increases in trained operators. We employ a business-to-business-to-government (B2B2G) model that enables manufacturers to enhance products with advanced autonomous capabilities without developing proprietary swarm technology, significantly reducing research & development (R&D) costs and time-to-market. Our efficient B2B2G model enables us to prioritize significant investment in innovation. We intend to continue to invest in building additional products, features and functionality that expand our capabilities and facilitate the extension of our software platforms and AI systems to new use cases. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to drive product and market expansion. Our future success is dependent on our ability to successfully develop, market and sell existing and new products to both new and existing customers.
Expanding Internationally
We believe there is a significant opportunity to expand usage of our software platforms and AI systems. For the fiscal year ended December 31, 2025,      % of our total revenue was derived from customers in Ukraine. We have made and plan to continue to make significant investments to expand geographically, particularly in the EU and U.S. Although these investments may adversely affect our operating results in the near term, we believe that they will contribute to our long-term growth.
Components of Results of Operations
Revenue
We earn revenue through software license sales. License sales include multiple performance obligations, including the license, video streaming and cloud storage services and updates and technical support. The license is a non-exclusive, non-transferable, non-sublicensable license to use our software. Support and maintenance include access to our support center, software upgrades and updates, and error investigation. We recognize revenues from software licenses at a point in time and generally when the software is activated within the corresponding hardware it was installed. Revenues from maintenance and support, including data storage related services, are recognized ratably over the contractual term which is generally one year.
Cost of Revenue
Our cost of revenue primarily costs of product costs, including third-party hosting fees, and certain allocated costs related to consulting and professional fees related to engineering and sales.
Operating Expenses
Research and Development Expenses
Our research and development expense consists primarily of consulting and outside professional services costs related to engineering, stock based compensation, and other supporting overhead expenses associated with the development of our software offerings.
Development costs of computer software to be sold, leased, or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established. Costs incurred subsequent to achievement of technological feasibility were not significant, and software development costs were expensed as incurred.
Selling, General and Administrative Expenses
Selling, general and administrative expenses consist primarily of consulting fees for our management team, facilities related costs, legal fees related to intellectual property and corporate matters, other professional fees for accounting and consulting services, insurance, and other administrative expenses.
We expect that our selling, general and administrative expense will increase for the foreseeable future as we continue to support our expanding headcount and operation to support the growth of our business.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Following the offering, we also expect increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, board of director fees, investor relations costs and other expenses that it did not incur as a private company.
Other Income (Expense)
Change in fair value of SAFEs
The SAFEs are classified as liabilities and subject to remeasurement through earnings each reporting period until they are reclassified or settled. In connection with the sale of our Series A convertible preferred stock in September 2025, all outstanding SAFEs were settled and no longer subject to remeasurement.
Other income
Other income was immaterial for all periods presented and is primarily associated with interest earned on our cash and cash equivalents held with financial institutions.
Combined Results of Operations
Comparison of the years ended December 31, 2024 and 2025
The following table sets forth key components of the combined statements of operations data during the years ended December 31, 2024 and 2025:
	Years Ended December 31,
	2024	2025		$ Change
Revenue	$329,410	$		$
Cost of revenue	187,848
Gross margin	141,562
Operating expenses:
Selling, general and administrative	368,795
Research and development	1,011,498
Total operating expenses	1,380,293
Loss from operations	(1,238,731)
Other income (expense):
Change in fair value of SAFE Notes	(829,700)
Other income	524
Loss before income taxes	(2,067,907)
Income tax expense	(1,735)
Net loss	$(2,069,642)		$—	$
Revenue
Revenue        by $      from $0.3 million for the year ended December 31, 2024 to $      during the year ended December 31, 2025. The        was primarily driven by       .
Cost of revenue
Cost of revenue        by $       from $0.2 million for the year ended December 31, 2024 to $       during the year ended December 31, 2025. The       was primarily driven by       .

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Selling, General and Administrative Expenses
Selling, general and administrative expenses        from $0.4 million during the year ended December 31, 2024 to $      during the year ended December 31, 2025. The      was mainly due to       .
Research and Development Expenses
Research and development expenses        from $1.0 million during the year ended December 31, 2024 to $      during the year ended December 31, 2025. The        was mainly due to       .
Other Income
Change in fair value SAFEs
During the year ended December 31, 2024, we recognized an expense of $0.8 million associated with the change in fair value of our SAFEs and primarily attributable to the timing and probability in which we anticipated completing a qualified financing to which the SAFEs would be settled and no longer subject to remeasurement each reporting period. During the year ended December 31, 2025, we recognized        of $      .
All outstanding SAFEs were settled in connection with the sale of our Series A Preferred Stock.
Liquidity and Capital Resources
Source of Liquidity
We have incurred net losses and negative cash flows from operations since our inception. To date, we have primarily funded our operations through the sale and issuance of SAFEs and Series A Preferred Stock. Our current capital resources, consisting of cash and cash equivalents, along with sale of Series A Preferred Stock in September and October 2025 are expected to be sufficient to fund operations through          . Our future viability depends on our ability to generate cash from operating activities or to obtain additional capital to finance our operations.
Future Funding Requirements
Our primary uses of cash are to fund our operations, which consist primarily of research and development expenditures related to our product and, to a lesser extent, general and administrative expenditures. We anticipate that we will continue to incur significant and increasing expenses for the foreseeable future as we expand our corporate infrastructure, including the costs associated with being a public company, further our research and development initiatives for our product, and incur costs associated with sales and marketing. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We anticipate that we will need substantial additional funding in connection with our continuing operations.
Cash Flows
The following table sets forth our cash flow activity for the years ended December 31, 2024 and 2025:
	Years Ended December 31,
	2024	2025
Cash used in operating activities	$(1,046,126)	$
Cash used in investing activities	(8,956)
Cash provided by financing activities	3,011,513
Effect of exchange rate changes on cash	(167)
Net increase in cash and cash equivalents	$1,956,264	$

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Operating Activities
During the year ended December 31, 2024, cash used in operating activities was $1.0 million. Cash used in operating activities reflected our net loss of $2.1 million, offset by a $0.2 million net decrease in our operating assets and liabilities and noncash charges of $0.8 million, which primarily related to a change in fair value of our SAFEs due to an increase in the enterprise value of the Company.
During the year ended December 31, 2025, cash       operating activities.
Investing Activities
During the year ended December 31, 2024, cash used in investing activities was de minimis and related to the purchase of property and equipment.
During the year ended December 31, 2025, cash        investing activities.
Financing Activities
During the year ended December 31, 2024, cash provided by financing activities was $3.0 million and related to cash received from the sale and issuance of SAFEs.
During the year ended December 31, 2025, cash       financing activities.
Contractual Obligations
We are a smaller reporting company as defined by Rule 229.10(f)(1) and are not required to provide information under this item.
Critical Accounting Policies and Significant Judgements and Estimates
Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities in its financial statements, as well as the reported expenses incurred during the reporting periods. We base our estimates on historical experience and on various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.
While our significant accounting policies are described in more detail in Note 3 to our combined financial statements included elsewhere in this prospectus, we believe that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations.
Simple agreement for future equity (SAFEs)
SAFEs represent instruments that provide a form of financing to the Company and possess characteristics of both a debt and equity instrument. The Company accounts for the SAFEs in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. The Company first assessed whether the instrument meets the definition of a liability under ASC 480. The SAFEs include terms that would affect the conversion of the note into shares based on the next round of financing. The SAFE instruments issued have the potential for cash settlement upon the occurrence of certain liquidity events. Accordingly, The SAFEs were determined to be a liability and recorded at fair value.
This liability is subject to re-measurement at each balance sheet date until a triggering event, equity financing, change in control or dissolution occurs, and any change in fair value is recognized in the Company’s statements of operations.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
The fair value estimate includes significant inputs not observable in market, which represents a Level 3 measurement within the fair value hierarchy. The valuation of our SAFEs is inherently uncertain because it depends on the timing, probability, and terms of future events that are outside our control and may not occur as currently anticipated. These include: the likelihood, timing, and size of the next qualified equity financing; the probability and timing of a liquidity or change-in-control event; and the residual value in a dissolution scenario. The payoff to SAFE holders varies depending on these scenarios, including conversion at a discount and/or valuation cap in an equity financing, cash settlement or conversion in a liquidity event, and priority of payment upon dissolution. Estimating the probabilities and economics of these scenarios requires judgments about our future capital needs, market conditions for private company financings, our operating performance, and enterprise value, none of which are directly observable.
We apply a probability-weighted scenario analysis to capture the range of potential outcomes. Significant inputs typically include: the estimated timing and probability of (i) a qualified equity financing, (ii) a liquidity event, and (iii) a dissolution event; the valuation cap and/or discount rate embedded in each SAFE; the expected time to resolution; the risk-free rate; our estimated enterprise value and equity value per share at the valuation date.
Future changes in the fair value of the SAFE liability will depend on, among other factors, our operating performance, market conditions for private company financings, the terms and timing of any equity financing, developments relating to potential strategic transactions, and changes in risk-free rates and volatility. Actual results may differ materially from our estimates if outcomes deviate from our assumptions.
Recent Accounting Pronouncements
See Note 3 to our combined financial statements found elsewhere in this registration statement/prospectus for a description of recent accounting pronouncements applicable to our financial statements.
Emerging Growth Company and Smaller Reporting Company Status
We are an “emerging growth company” as defined in the JOBS Act, and we may remain an emerging growth company for up to five years following the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period, and therefore, we are not subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies; however, we may adopt certain new or revised accounting standards early. We will remain an “emerging growth company” until the earliest to occur of: (i) the last day of the fiscal year in which we have $1.235 billion or more in annual revenue; (ii) the date on which we first qualify as a large accelerated filer under the rules of the SEC; (iii) the date on which we have, in any prior three-year period issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year following the fifth anniversary of the consummation of this offering.
We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.
Off Balance Sheet Arrangements
We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
Internal Control Over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Under standards established by the Public Company Accounting Oversight Board, or PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.
We have identified the following material weaknesses in the design of our internal controls:
•
We have not designed and implemented controls to ensure we can record, process, summarize, and report financial data.

•
We have not yet designed and implemented user access controls to ensure appropriate segregation of duties that would adequately restrict user and privileged access to the financially relevant systems and data to appropriate personnel.

•
We did not design and maintain effective controls associated with the timing of when we recognized revenue, and controls related to the timing of when we accrue and recognize expenses.

•
We also do not have a properly designed internal control system that identifies critical processes and key controls.

We are in the process of remediating such material weaknesses and there can be no assurance as to when or if we will fully remediate such material weaknesses. Our plan to remediate the material weaknesses in our internal control over financial reporting includes utilizing a portion of the working capital from our initial public offering to increase staffing within our accounting infrastructure sufficient to facilitate proper segregation of accounting functions and to enable appropriate review of our internally prepared consolidated financial statements. In addition, we plan to retain outside consultants, expert in, and specializing in technical accounting and SEC reporting for public company registrants.
Quantitative and Qualitative Disclosures about Market Risk
We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
BUSINESS
Overview
Swarmer is a provider of autonomous drone swarm software and AI solutions, specializing in vendor-agnostic technologies that address critical operational challenges faced by modern military forces. With a focus on affordability, rapid development, and proven combat performance, Swarmer delivers software platforms and AI systems that enable military organizations to deploy and coordinate large-scale unmanned systems operations without requiring proportional increases in trained operators. Our primary mission areas include autonomous swarm coordination, multi-domain unmanned systems integration, AI-powered collaborative autonomy, and command and control software for distributed robotic operations.
Our combat-tested approach, proven deployment record since 2023, and demonstrated execution of over 100,000 combat missions flown by drones that were equipped with our Trident OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, have enabled Swarmer to deliver operational value to drone manufacturers, defense system integrators, and the military end-users they serve. Our key software and AI systems include:
Autonomous Swarm Software Platform
STYX AI Command & Control System
Comprehensive platform enabling operators to manage swarms ranging from dozens to hundreds of autonomous drones through an intuitive interface, providing real-time mission planning, execution monitoring, tactical adjustment capabilities, seamless integration with existing battlefield management systems, and secure, high-quality video streaming.
MINAS Autonomy and Collaboration AI
Advanced AI enabling autonomous operation and collaborative behavior across heterogeneous drone swarms from multiple manufacturers, coordinating mission execution, enabling shared situational awareness, adapting to dynamic battlefield conditions, and supporting autonomous path planning, target acquisition, threat avoidance, and objective-based operation execution.
TRIDENT Embedded Drone Operating System
Proprietary operating system providing mesh networking, military-grade encryption, video streaming, and hardware abstraction capabilities, creating a standardized software layer enabling any drone platform to integrate with the Swarmer ecosystem regardless of manufacturer or underlying hardware configuration.
Industry Update
The global defense industry is experiencing significant transformation driven by continued proliferation of unmanned systems in modern warfare. We believe the war in Ukraine has fundamentally validated drone warfare concepts and accelerated military adoption globally, with both countries deploying millions of drones annually. Drone operations have become central to military effectiveness rather than supplementary capabilities, creating unprecedented demand for autonomous coordination software enabling military forces to operate drones at scale without proportional increases in trained pilots. We believe the traditional one-pilot-per-drone model has become a recognized bottleneck.
Major defense forces, including the U.S. Department of Defense, NATO allies, and other democratic nations, have identified autonomous drone operations and collaborative combat aircraft as critical capability gaps requiring immediate investment. Substantial increases in defense procurement budgets are occurring across Europe, Asia, and the Middle East as nations respond to evolving security threats. European nations, particularly those bordering Russia or in proximity to conflict zones, have announced multi-year rearmament programs with significant focus on unmanned systems. Poland, the Baltic states, Germany, France, and the United Kingdom have announced substantial increases in defense spending with unmanned

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
systems representing priority investment areas. Nations across the Middle East and Asia-Pacific regions are similarly expanding military capabilities with unmanned systems featuring prominently.
The U.S. Department of Defense fiscal year 2026 budget request identifies unmanned systems, autonomy, and AI as priority investment areas. The Trump Administration and U.S. Department of Defense leadership have indicated support for increased future funding. Industry reports project the global military drone market will experience compound annual growth exceeding 12% through 2030, with autonomous systems and swarm technologies representing the highest growth segments.
Market Dynamics and Business Model
The defense drone industry is experiencing fundamental structural transformation. Hardware manufacturing is becoming increasingly fragmented, with hundreds of new drone manufacturers emerging annually in recent years driven by low barriers for entry, availability of commercial off-the-shelf components, and urgent military demand. As competition intensifies, hardware margins are compressing significantly.
Conversely, autonomous software and AI for unmanned systems is trending toward consolidation driven by substantial data requirements. We believe developing robust autonomous capabilities requires extremely large operational datasets accumulated only through extensive real-world deployment. This creates a powerful reinforcement loop: companies with more operational data develop better-performing systems; better-performing systems receive broader deployment; broader deployment generates additional data, further improving performance. This dynamic creates natural barriers to entry and competitive moats for companies achieving early operational deployment at scale.
Our execution of over 100,000 combat missions since 2023 flown by drones that were equipped with our Trident OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, has generated an operational dataset of substantial strategic value, providing training data, edge case identification, failure mode analysis, and performance validation that we believe is unavailable to our competitors. This data advantage compounds as continued deployment generates additional data, enabling continuous improvement while competitors without operational access struggle to achieve comparable performance.
Our business model capitalizes on these dynamics through a per-unit software licensing approach that scales favorably as the drone market expands. Rather than fixed-price licenses or time-based subscriptions, we charge manufacturers a per-unit royalty for each drone shipped with our software integrated. This aligns our economics with manufacturer success and creates increasingly attractive unit economics as the market scales.
As hardware unit costs decline due to manufacturing scale, component commoditization, and competitive pressure, our software licensing fees remain stable per unit while our incremental cost to license additional units approaches zero after initial development costs are amortized, creating expanding gross margins. A manufacturer shipping 10,000 units annually generates substantially more revenue for us than one shipping 1,000 units, yet our cost to support the 10x volume increase is only marginally higher.
Furthermore, as drone manufacturers face margin compression from hardware commoditization, we believe our software becomes an increasingly important value differentiator enabling manufacturers to command premium pricing or win competitive procurements based on superior autonomous capabilities, strengthening our negotiating position and customer retention.
Our business model encompasses several complementary revenue streams:
Software Licensing to Manufacturers (Primary Revenue Model)
We license our STYX, MINAS, and TRIDENT software stack on a per-unit basis, with pricing ranging from $250 to $6,000 per unit depending on drone type, capability level, integration complexity, and volume commitments. This B2B2G model enables manufacturers to enhance products with advanced autonomous capabilities without developing proprietary swarm technology, significantly reducing R&D costs and time-to-market. As manufacturers scale production volumes, our licensing revenue scales

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proportionally while marginal costs remain minimal, positioning us as an enabling partner to the hardware ecosystem rather than a competitor.
White-Label Integrated Solutions
For manufacturers requiring turnkey solutions, we provide white-labeled offerings where we coordinate hardware sourcing, perform software integration, conduct system testing, and deliver complete operational systems. Pricing ranges from $750 to $30,000 per unit depending on platform complexity, sensor payloads, and mission-specific customization.
Direct Government Sales (Secondary Model)
For select strategic customers or urgent operational requirements, we offer complete drone sets directly to military organizations, typically priced at approximately $45,000 per set consisting of 10 integrated units. Command and control systems are priced between $25,000 and $50,000 depending on scale and customization. We also provide time-and-materials engineering services for complex integration projects, custom tactical development, and specialized mission planning support.
As the hardware market fragments and demand scales, we expect licensing revenue to represent an increasing proportion of total revenue, driving gross margin expansion.
Our Strategy
Our strategy is to drive growth by delivering combat-proven, vendor-agnostic platforms that fundamentally transform how military forces deploy and operate unmanned systems at scale. Through rapid iteration based on battlefield feedback, we seek to differentiate ourselves from traditional defense contractors, positioning us for sustainable, profitable growth.
Key components of our strategy include:
Leveraging Rapid Development and Deployment Cycles in Operational Environments
We believe our operational deployment in Ukraine since 2023 provides a strategic advantage unavailable to competitors in traditional peacetime development environments. Compressed iteration cycles in active combat operations enable us to test new autonomous concepts, validate tactical approaches, identify system limitations, and deploy capability enhancements on timelines measured in weeks rather than years. This operational tempo gives us a competitive advantage over larger manufacturers whose bureaucratic processes, risk-averse cultures, and peacetime testing requirements prevent rapid iteration.
We identify capability gaps through direct operator feedback, develop software solutions, test in simulation, deploy to operational units, and validate performance in actual combat missions within days. This rapid cycle has enabled execution of over 100,000 combat missions flown by drones that were equipped with our Trident OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, generating an operational dataset and capability maturity that we believe would require decades through peacetime approaches. The operational data generated enables training and validation of AI models for autonomous navigation, target recognition, threat response, collaborative coordination, and mission planning across diverse operational conditions. The reinforcement loop created: better data enables better performance, better performance drives increased deployment, increased deployment generates more data, compounding competitive advantages and natural barriers to competitors.
Maintaining Platform Agnosticism to Become the Integration Layer for the Fragmenting Hardware Ecosystem
By designing our software to integrate with drones from any manufacturer, we have positioned Swarmer as an enabling platform rather than a hardware competitor, partnering with leading drone manufacturers.
As hardware manufacturing fragments with hundreds of new manufacturers emerging annually in recent years, the military requirement for interoperability across diverse platforms intensifies. It is impractical for defense forces to maintain separate command and control systems, operator training programs, and

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tactical procedures for dozens or hundreds of different drone types. Our vendor-agnostic architecture positions us as the integration layer enabling defense organizations to operate diverse drone fleets as coordinated systems, addressing one of the most significant operational challenges facing modern militaries while positioning us to benefit from the entire market’s growth. Our hardware-agnostic approach also provides strategic resilience, as we are not dependent on any single manufacturer’s success and can rapidly onboard new platforms.
Expanding from Air Domain to Multi-Domain Autonomous Operations
We have systematically expanded platform capabilities beyond unmanned aerial vehicles to encompass unmanned ground vehicles, unmanned surface vessels, and planned integration with additional weapon systems including missiles and guidance kits. Our 2025 development roadmap advanced from single-domain operations controlling dozens of aerial drones to multi-domain operations coordinating hundreds of heterogeneous unmanned systems across air, ground, and maritime environments. Our 2026 roadmap targets coordination of thousands of systems and integration with all available third-party data providers, battlefield management systems and situational awareness software.
Building Toward Western Market Regulatory Compliance
While initially deployed in urgent operational environments with abbreviated procurement timelines, we are developing our product roadmap to achieve compliance with key defense procurement standards including National Institute of Standards and Technology (NIST) cybersecurity frameworks, Defense Federal Acquisition Regulation Supplement (DFARS) requirements, and Cybersecurity Maturity Model Certification (CMMC) standards. As a software-only provider, we already comply with the National Defense Authorization Act (NDAA) and other similar standards, and qualify for inclusion in the Blue UAS list given the right opportunity. This planned compliance work, targeted for completion by our 2026 development milestones, will position us to expand to Western democratic nations with more stringent procurement requirements.
Developing a Comprehensive Ecosystem through Strategic Integration Partnerships
We are pursuing strategic partnerships with leading autonomous systems and defense technology providers, developing APIs and integration frameworks to enable third-party developers to build mission-specific capabilities on the Swarmer platform. Our existing partnerships demonstrate our strategy of building a partner ecosystem, and our planned integrations will enable combined solutions where their single-platform autonomy capabilities complement our swarm orchestration software.
Systematically Scaling Operations from Tactical to Strategic Levels
Our product roadmap focuses on systematically increasing the scale and complexity of operations our platform can support. Our 2024 capabilities enabled single operators to control dozens of drones with integration timelines measured in months. Our 2025 capabilities enable control of hundreds of drones with integration timelines reduced to weeks. Our 2026 development targets call for thousand-drone coordination with integration achievable within days, combined with reduced operator training requirements and integration of advanced AI-powered tactical planning, positioning us to support operations at the scale modern defense forces require to achieve decisive advantage through affordable mass deployment of autonomous systems.
Customers
We provide autonomous swarm software platforms and AI systems through a primarily B2B2G model, where our direct customers are drone manufacturers and defense system integrators, who in turn sell integrated systems to government end-users including military forces and defense organizations.
Primary Customers — Drone Manufacturers and System Integrators
Our primary customer base consists of drone manufacturers who license our software for integration with their hardware platforms, including leading manufacturers, as well as emerging manufacturers entering

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the rapidly expanding military drone market. We also serve defense system integrators who combine drones from multiple manufacturers with our software. Because we have only recently launched our products, a small number of customers have accounted for a substantial amount of our revenue. During the year ended December 31, 2025,       customer accounted for approximately $      of our revenue or approximately      %. During the year ended December 31, 2024, one customer, Smart Machinery Solutions, LLC, a Ukrainian limited liability company (SMS), accounted for substantially all of our revenue.
This licensing model provides manufacturers significant value: reduced R&D costs, shortened time-to-market, access to combat-proven software validated through over 100,000 missions flown by drones that were equipped with our Trident OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, and ongoing capability enhancements. As hardware margins compress due to market fragmentation and competition, we believe our software becomes an increasingly important differentiator enabling manufacturers to command premium pricing or win competitive procurements.
End-Users Served Through Our Customers
While not our direct customers, the ultimate end-users of Swarmer-enabled systems are military forces and defense organizations, including:
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National Defense Forces:   Military organizations requiring large-scale drone deployment capabilities, with particular focus on forces engaged in active operations requiring immediate operational impact and proven combat effectiveness.

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Allied Military Organizations:   Coalition partners and allied defense forces seeking to adopt autonomous swarm capabilities through procurement from our manufacturer customers, benefiting from our NATO-aligned positioning and ownership of our intellectual property maintained by our Estonian subsidiary.

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NATO and Coalition Forces:   Defense forces within NATO and aligned coalitions requiring interoperable autonomous capabilities across multinational operations. Our vendor-agnostic platform enables interoperability across diverse equipment sets common in coalition environments.

We believe our B2B2G model provides strategic advantages compared to direct government sales. Drone manufacturers maintain established government relationships, existing contract vehicles, past performance qualifications, and procurement expertise that would take us years to develop independently. By partnering with manufacturers, we accelerate market penetration, reduce customer acquisition costs, avoid lengthy procurement qualification processes, and benefit from manufacturer sales, marketing, and government relations infrastructure.
For select strategic customers or urgent operational requirements, we maintain capability for direct government sales, but view manufacturer partnerships as our primary go-to-market strategy.
License Agreement with SMS
In June 2024, our wholly owned subsidiary, Autonomous Robotic Systems, LLC, a Ukrainian limited liability company (ARS), entered into a license agreement with SMS, for the use of our proprietary software in SMS’s unmanned aerial system (the License Agreement). Under the terms of the License Agreement, SMS may sublicense the software to third parties, subject to restrictions that prohibit SMS from modifying the software or correcting errors therein. The License Agreement includes lump-sum license fees, one-year technical support per license (renewable by addendum), and SMS’s responsibility for cloud infrastructure costs. We retain ownership of all intellectual property rights. The License Agreement renews monthly unless terminated in accordance with its terms.
Manufacturing and Operations
We pursue a software-focused operational model, concentrating internal resources on AI, autonomous systems software, embedded systems development, and command and control interface design. Our development methodology emphasizes rapid prototyping, continuous integration and deployment, and iterative enhancement based on direct operational feedback.

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Our engineering operations are distributed with offices in Kyiv, Ukraine and Warsaw, Poland, with our marketing and sales office in Austin, Texas, providing proximity to operational users enabling direct feedback incorporation, access to Eastern European engineering talent, time zone coverage enabling continuous development, and operational resilience.
Our software development follows development operations practices with continuous delivery pipelines enabling rapid deployment of capability enhancements, bug fixes, and new features. Unlike traditional defense software with multi-year update cycles, we believe our operational deployment model enables software updates on timelines measured in weeks. We employ extensive simulation and synthetic training environments including our STYX simulator enabling development, testing, and validation of new autonomous behaviors, swarm coordination algorithms, and tactical procedures before deployment. Additionally, we deliver our software platforms initially via file transfer and thereafter deliver any necessary updates over the air (OTA).
This simulation capability, combined with our operational feedback loop from over 100,000 combat missions flown by drones that were equipped with our Trident OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, significantly reduces time required to advance capabilities from concept to combat deployment. Our proximity to operational users in Ukraine through our Kyiv engineering office provides immediate access to operator feedback, battlefield lessons, and evolving tactical requirements.
We maintain strategic relationships with hardware manufacturing partners based on their production quality, ability to scale manufacturing, platform performance characteristics, and willingness to support deep software integration. Our vendor-agnostic architecture enables us to rapidly onboard new hardware platforms, typically achieving initial integration within weeks and full capability integration within months.
For certain high-priority applications or strategic customers, we coordinate turnkey solutions where we manage hardware sourcing, perform software integration, conduct system testing, and deliver complete operational systems. However, our primary operational focus remains software development, AI training, and integration support, with hardware manufacturing performed by our partner ecosystem. This asset-light operational model enables us to scale rapidly without capital-intensive manufacturing investments.
Competition
The autonomous swarm and multi-drone coordination market is highly competitive and rapidly evolving. Principal competitors include Palladyne AI, Swarm Aero, Autonodyne and Avalor AI. Vertically-integrated drone vendors who claim certain levels of autonomy include Helsing AI, Ark Robotics, Skydio, and Shield AI. Additionally, larger defense prime contractors including Anduril Industries, Northrop Grumman, Lockheed Martin, General Dynamics, Raytheon Technologies, and L3Harris represent competitive threats.
Many competitors have substantially greater financial resources, established government relationships, existing contract vehicles, broader geographic presence, larger engineering organizations, and more extensive operational experience. Some competitors benefit from significant venture capital or private equity backing enabling sustained losses while building market position. Competitors with proprietary hardware platforms may bundle autonomous software with hardware sales. Large defense contractors possess extensive past performance qualifications, security clearances, facility clearances, and procurement relationships developed over decades.
We seek to differentiate ourselves through several key competitive advantages:
Operational Validation through Combat Deployment
Our execution of over 100,000 combat missions since 2023 flown by drones that were equipped with our Trident OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, provides operational validation that we believe is unavailable to our competitors relying solely on testing, simulation, or limited peacetime deployments. This combat-proven track record directly addresses customer concerns about system reliability, performance under stress, and tactical effectiveness. For military customers facing immediate operational requirements, particularly in Europe where threat proximity creates urgency, our demonstrated combat effectiveness provides compelling differentiation.

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Rapid Iteration Velocity
Our development cycle compressed by active combat environment deployment enables capability enhancement velocities that we believe are unachievable by competitors in traditional peacetime development environments. Where we believe that our competitors require months or years to develop their technology, we identify requirements, develop solutions, and deploy to operational units within days.
Vendor-Agnostic Platform Approach
Our architecture supporting any drone hardware rather than requiring proprietary platforms differentiates us from competitors tied to specific hardware ecosystems. As hardware manufacturing fragments, military customers increasingly require interoperability across diverse platforms rather than vendor lock-in.
Operational Data Advantage
Our plus-100,000 mission-dataset enables AI training and validation across operational conditions, edge cases, and threat environments that we believe are unavailable to our competitors. This data advantage compounds over time as better data enables better performance, driving increased deployment and additional data collection. Competitors without operational deployment access face fundamental limitations in achieving comparable autonomous capability maturity.
Multi-Domain Capability Breadth
Our support for unmanned aerial vehicles, unmanned ground vehicles, and unmanned surface vessels with planned expansion to missiles and artillery provides broader operational utility than single-domain focused competitors.
Government Regulation
As a provider of defense technology software deployed in military operations, our products and business operations are subject to various international laws, export control regulations, and defense procurement requirements.
In our primary operational markets, we work with defense organizations and drone manufacturers under direct commercial contracts and through authorized defense cooperation channels. Our software platforms comply with operational security requirements, encrypted communications standards, military cybersecurity frameworks, and rules of engagement governing autonomous weapons systems employment. We have designed our products with human-in-the-loop architecture ensuring human operators maintain authority over lethal force decisions, consistent with emerging international norms.
As we expand into Western markets including the U.S. and NATO countries, we anticipate requirements for compliance with additional regulatory frameworks including NIST cybersecurity standards, DFARS requirements, CMMC frameworks, and NDAA provisions regarding technology sourcing, cybersecurity, and supply chain security. Our product roadmap includes planned compliance work to meet these standards by 2026.
Export control regulations present significant considerations for international sales. In the U.S., regulatory frameworks govern transfer of defense technology across international borders. Similar regulations exist in EU countries through EU export control regimes.
As we expand internationally and potentially establish operations in the U.S., we will need to navigate both EU and U.S. export control frameworks. We have structured our intellectual property ownership, development practices, and corporate structure to facilitate regulatory compliance while maintaining our ability to support allied and coalition partner operations.
The regulatory landscape for autonomous weapons systems continues to evolve. Various international bodies, defense ministries, and ethics organizations are developing guidelines and requirements for meaningful human control, algorithmic accountability, and transparency. We actively monitor these developments and

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have designed our products to align with emerging best practices including maintaining human authority over weapon employment decisions, providing operational transparency, enabling operator override capabilities, and implementing rigorous testing and validation frameworks.
Our software is designed to comply with the U.S. Department of Defense’s ethical principles for AI including responsible AI development, appropriate levels of human judgment, reliability and robustness, and protection against unintended bias. We maintain processes for algorithmic testing, validation, and continuous monitoring. As regulatory frameworks mature, we expect continued evolution of requirements in areas including AI explainability, algorithmic validation, cybersecurity standards, and operational testing protocols.
Our use of AI methods is focused on solving specific, well-defined problems, including, object classification, optimal path selection, target assignment, mission template generation, and others. AI modules are always used within a framework of rule-based software that a) limits the options each AI module is working within, b) provides clear explainability, and c) allows the user to perform after-action reviews and understand what happened and who was responsible. We do not use AI to determine mission objectives or to make decisions that were not already pre-authorized by a human operator; rather, we ensure that a human is involved and is ultimately responsible for the actions of the system as a whole. All our AI modules are trained on proprietary data, the majority of which was either gathered by us (from combat missions performed by systems that employed our software) or hand-picked by us and licensed from third-parties. The data is carefully-selected, deduplicated and annotated before use for training purposes, resulting in a proprietary dataset that makes our models unique and difficult to replicate. In addition, our use of AI for well-defined tasks localizes possible errors and precludes hallucinations, since each AI module can only choose from a limited range of possible outputs (unlike more popular types of AI models that can generate a wide variety of outputs with few guardrails). Such use allows us to take advantage of the benefits of machine learning techniques in domains in which such techniques outperform traditional rule-based methods, while still maintaining the predictability and explainability of rule-based systems.
Commitments and Pipeline
We have firm commitments, representing executed contracts for software licenses, hardware integration services, and system deliveries which are projected by our customers to take place over the subsequent 12 to 24 months, totaling $16.3 million in projected revenue. We also expect to receive an additional $16.8 million in anticipated revenue over the same timeframe as outlined in memoranda of understanding with certain of our existing customers, for an aggregate total of $33.1 million in expected revenue. We expect to recognize approximately 60% of the aggregate total as revenue during 2026, with the balance expected to be recognized in 2027 and early 2028, subject to customer acceptance milestones, delivery schedules, and funding availability.
Our commitments consist primarily of software licensing agreements with drone manufacturers for integration with their production units. As manufacturers ramp up production to meet expanding military demand, particularly in Europe where defense procurement is accelerating, our commitments convert to revenue proportional to their unit shipments, creating revenue visibility extending beyond reported backlog figures.
Additionally, we maintain an opportunity pipeline of potential contracts and programs under active discussion, proposal development, or procurement evaluation. This pipeline includes manufacturer partnership discussions, direct government procurement opportunities, and system integrator teaming arrangements.
Our commitments are currently concentrated among defense organizations and drone manufacturers in Europe and the Middle East, reflecting our current operational deployment concentrations. As we expand into additional geographic markets, complete compliance infrastructure for Western defense procurement, and broaden our manufacturer partnership base, we anticipate diversification of our customer mix. The fragmentation of drone manufacturing with hundreds of new entrants annually in recent years creates expanding partnership opportunities, and as each manufacturer scales production, our per-unit licensing model converts their growth directly into our revenue growth.

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Firm and anticipated commitment figures should be viewed as indicators of near-term revenue visibility but are subject to modification, cancellation, or delay due to customer operational requirements, funding availability, production schedule changes, or other factors common in defense contracting. Defense contracts typically include provisions enabling customers to modify scope, adjust quantities, delay performance, or terminate for convenience. Additionally, manufacturer production schedules may be affected by component availability, supply chain disruptions, funding delays, or changes in military procurement priorities.
Intellectual Property
Our success depends on our proprietary technology, the intellectual capabilities of our engineering team, and our ability to continuously innovate in autonomous systems and AI. We rely on trade secret protection, copyright, contractual restrictions, and operational security measures to establish and protect our intellectual property.
We maintain proprietary software including our STYX command and control platform, MINAS autonomy and collaboration AI, and TRIDENT embedded operating system as trade secrets, protected through access controls, confidentiality agreements, and secure development practices. We retain ownership of core intellectual property in our autonomous coordination algorithms, swarm behavior models, AI training approaches, and integration architectures developed through our internally-funded research and development investments.
Where appropriate, we pursue patent protection for novel inventions. We currently have one (1) pending provisional application and two (2) pending non-provisional patent applications in the U.S. in process related to swarm coordination technologies, 3D localizations and navigation in GNSS-denied environments, and windage adjustment to improve the accuracy of multiple projectiles aiming at the same target. However, we do not consider our business materially dependent on any individual patent that may result from such patent applications, and much of our competitive advantage derives from trade secrets, operational know-how, our operational data advantage, rapid development capabilities, and first-mover advantages in operational deployment.
The operational dataset accumulated through over 100,000 combat missions flown by drones that were equipped with our Trident OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, represents a particularly valuable form of intellectual property that cannot be easily replicated. This data includes mission telemetry, autonomous decision logs, sensor data across diverse operational conditions, performance metrics, failure modes, edge case scenarios, and tactical effectiveness measurements. The quantity, diversity, and operational relevance of this dataset creates a substantial barrier to entry, as accumulating comparable data would require years of similar operational deployments, which are inherently limited.
We maintain strict controls on access to source code, proprietary algorithms, and operational data. Our development processes include code review, security testing, and operational security measures designed to prevent unauthorized access or disclosure. We require employees, contractors, and partners with access to proprietary technology to execute comprehensive confidentiality and intellectual property assignment agreements, and we perform strict background checks (including polygraphs and psychological evaluations) as part of our hiring process. We also implement technical measures including code obfuscation, encrypted communications, secure deployment mechanisms, and runtime protection to safeguard our software.
As we expand into Western defense markets, we continue to evaluate our IP strategy to balance protection of competitive advantages with operational flexibility and customer requirements. Defense contracts often include provisions regarding technical data rights, background intellectual property, and government purpose rights. We structure contract vehicles to retain maximum intellectual property rights where possible, particularly for core platform capabilities, algorithms, and software components developed through our internal investments.
Legal Proceedings
We are not currently involved in any material legal proceedings. In the ordinary course of business, we may become involved in legal proceedings, claims, or disputes relating to commercial matters, contracts,

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intellectual property, regulatory compliance, employment matters, or other issues common in the defense technology industry. While it is not possible to predict outcomes of potential future matters with certainty, based on our current knowledge we do not anticipate any proceedings that would have a material adverse effect on our business, results of operations, or financial condition.
Regardless of outcome, legal proceedings can have adverse impacts including defense costs, diversion of management attention, potential reputational effects, and uncertainty affecting customer and partner relationships. As we expand operations, increase headcount, broaden our customer base, enter additional regulatory jurisdictions, and engage with larger defense contractors and government entities with greater propensity for contractual disputes, our exposure to potential legal proceedings and regulatory matters may increase.
Employees and Human Capital
As of December 31, 2025, we employed 49 full-time employees and 38 contractors across engineering, operations, business development, and administrative functions, with (i) five employees and six contractors employed and contracted by, as applicable, Swarmer, Inc, (ii) 44 employees employed by Autonomous Robotics Systems LLC and (iii) 38 contractors contracted by Swarmer Estonia OÜ. Our workforce is geographically distributed with an engineering office in Kyiv, Ukraine and marketing and sales in Austin, Texas, providing access to specialized talent pools, operational proximity to deployed systems, round-the-clock development capability, and operational resilience. We are also in the process of adding an engineering office in Warsaw, Poland.
Our employees represent our most valuable asset. The nature of our business requires software engineers with expertise in autonomous systems, AI, embedded systems, robotics, computer vision, distributed systems, and real-time control systems — specializations facing significant talent shortages globally. We compete for talent with established technology companies offering higher base compensation, well-funded defense technology startups with substantial venture capital backing, and traditional defense contractors with established benefits packages.
We face unique challenges recruiting and retaining talent in our Kyiv office due to the ongoing conflict in Ukraine. While operational proximity to deployed systems and direct engagement with operational users provides meaningful professional development and mission-driven motivation, the security situation, infrastructure disruptions, and personal hardships create retention challenges. We have implemented support programs including flexible remote work policies, hardship compensation adjustments, and assistance with relocation for employees facing acute security situations, but the operational environment remains a material human capital challenge.
We strive to attract and retain talent through several mechanisms beyond base compensation. We offer equity participation on a case-by-case basis enabling employees to benefit directly from company success. Our engineers work on cutting-edge autonomous systems technology deployed in actual combat operations rather than theoretical research or peacetime applications, providing unique professional development opportunities. Our rapid development cycles provide accelerated career progression compared to traditional defense contractors where we believe that development cycles span years. Our mission-driven culture focused on technologies with immediate real-world impact provides meaningful motivation for team members aligned with our values.
As we scale operations, expand into new markets, and increase the complexity and scope of our product offerings, we anticipate significant growth in headcount. Our engineering team will need to expand to support broader platform integration, development of advanced AI capabilities, expansion into multi-domain coordination capabilities, and development of compliance infrastructure for Western market entry. We will need to build out regulatory compliance, government relations, and business development capabilities to support expansion into U.S. and NATO procurement channels. Operations, integrations and customer success functions will need to scale to support growing manufacturer partnerships and expanding deployed system base.
Our ability to successfully recruit, onboard, and retain qualified personnel while maintaining our culture, development velocity, and operational effectiveness will be critical to executing our growth strategy.

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Competition for qualified talent, particularly software engineers with relevant autonomous systems experience, remains intense.
Despite these challenges, we believe our unique value proposition — mission-driven work with immediate operational impact, cutting-edge technology development, rapid career progression, equity participation, and international team environment — positions us competitively in recruiting talent aligned with our culture and mission, even where we cannot match absolute compensation levels of larger competitors.

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MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our executive officers and directors as of October 15, 2025:
Name	Age	Position
Executive Officers:
Serhii Kupriienko	40	Chief Executive Officer (Global) and Director
Alexander Fink	41	Chief Executive Officer (U.S.), President, Chief Financial Officer, Treasurer and Director
Jennifer DeTrani	51	Chief Legal Officer, General Counsel and Secretary
Non-Employee Directors:
Erik Prince	56	Chairman
Justin Zeefe	48	Director
Philip Wagenheim	55	Director
Executive Officers
Serhii Kupriienko has served as our Chief Executive Officer (Global) since September 2025 and a member of our board of directors since December 2023. He previously served as our Chief Executive Officer from January 2024 to September 2025 and our Secretary from September 2025 to January 2026. Previously, Mr. Kupriienko served as General Manager of AI of Squad Ukraine LLC (Squad Ukraine), a research and development company that develops AI-powered smart camera solutions from January 2021 until January 2023 and as their Vice President of Business Continuity and Protection from January 2023 until September 2023, where he led the end-to-end development and delivery of AI and computer vision software to more than 25 million end-user devices and oversaw team reallocation and safety operations. Previously, Mr. Kupriienko served in multiple research leadership roles at Ring LLC (Ring) in Ukraine, including as Research Program Manager from January 2018 until January 2021, as Head of Research from June 2018 until January of 2021, as Director of Research from November 2018 until January 2021, as and as General Manager of Research from April 2019 until January 2021. At Ring, he managed multiple AI and engineering teams to deliver AI and computer-vision software. Mr. Kupriienko received his Master’s Degree in Computer Science from the Chernihiv Polytechnic National University in Ukraine in 2007 and his M.B.A. from Stanford University’s Graduate School of Business in 2022. Mr. Kupriienko is a citizen of Ukraine and currently a resident of Poland. We believe that Mr. Kupriienko is qualified to serve on our board of directors due to his extensive experience with AI computer-vision software companies, as well as his engineering and managerial expertise.
Alexander Fink has served as our Chief Executive Officer (U.S.) since September 2025 and as President, Chief Financial Officer, Treasurer and a member of our board of directors since May 2023. He previously served as our Chief Executive Officer from May 2023 until January 2024 and as our Secretary from May 2023 until September 2025. He currently serves as a member of the board of directors of Open Press Wire Inc, a non-profit organization dedicated to free and open news content, a position he has held since its founding in November 2024. Previously, Mr. Fink founded and served as Chief Executive Officer of Otherweb, Inc (Otherweb), a software and AI private company focused on aggregating, analyzing, and distributing content at scale from September 2021 until April 2025. At Otherweb, he oversaw the operations of a digital platform with millions of users worldwide. In addition, Mr. Fink founded and served as Chief Executive Officer of Panopteo LLC (Panopteo), a private consulting company specializing in military camera, drones, and similar system and software projects from November 2015 until June 2022. At Panopteo he oversaw 35 projects from inception to mass production. Previously, Mr. Fink managed engineering teams in several companies, including Zoran Corporation (Nasdaq: ZRAN); served as Vice President of Engineering at Videostitch, Inc., also known as Orah, a private company focused on camera and virtual reality product manufacturing; and led the marketing team at Ambarella Inc. (Nasdaq: AMBA), a semiconductor design company. Mr. Fink received his B.A. in Computer Sciences from the Technion — Israel Institute of

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Technology in 2006 and his M.B.A. with a focus in Marketing from the University of Massachusetts Amherst’s Isenberg School of Business in 2018. Mr. Fink is a citizen of Israel and a permanent resident of the U.S. We believe that Mr. Fink is qualified to serve on our board of directors due to his extensive experience leading and managing AI software companies and technology companies, as well as his engineering and managerial expertise.
Jennifer DeTrani has served as our Chief Legal Officer, General Counsel, Vice President and Secretary since January 2026. Previously, Ms. DeTrani served as Chief Legal & Corporate Affairs Officer at Nisos Holdings Inc. (Nisos), a private intelligence company assisting enterprises to identify adversaries and related threats. At Nisos, Ms. DeTrani led legal strategy and corporate affairs initiatives, specializing in human risk intelligence for Fortune 1000 companies. Previously, Ms. DeTrani co-founded and served as General Counsel and Chief Privacy Officer of Wickr Inc. (Wickr), a secure messaging subsidiary of Amazon Web Services, from February 2013 to February 2019. At Wickr, Ms. DeTrani oversaw the company’s legal and human resources functions, ensuring compliance with evolving privacy regulations. Earlier in her career, Ms. DeTrani served as an Assistant U.S. Attorney with the U.S. Department of Justice in the Southern District of California. Ms. DeTrani received her J.D. from the University of Michigan Law School and her B.A. from Dartmouth College.
Non-Employee Directors
Erik Prince has served as the chairman of our board of directors since December 2025. He is the founder and Managing Partner of Frontier Resource Group LLC, a private equity firm focused on investments in natural resource and infrastructure projects in emerging markets. Previously, Mr. Prince founded Blackwater USA, a global security and training services company, where he served as Chief Executive Officer from 1997 to 2009. From 2014 to 2021, Mr. Prince served as Executive Director and Deputy Chairman of Frontier Services Group Limited, a Hong Kong Stock Exchange-listed company providing aviation and logistics services. Mr. Prince began his career as a U.S. Navy SEAL following his graduation from Hillsdale College with a B.A. in Economics in 1992. We believe Mr. Prince is qualified to serve on our board of directors due to his extensive leadership experience in global operations, his expertise in military technology investments, and his prior service on the board of a publicly listed company.
Philip Wagenheim has served as a member of our board of directors since September 2025. He currently serves as a member of the board of directors of Immunome, Inc. (Immunome) (Nasdaq: IMNM), a position he has held since 2017. Mr. Wagenheim previously served as Immunome’s interim Chief Executive Officer from January 2017 to March 2017. Previously, Mr. Wagenheim served as a Managing Member of Broadband Capital Partners, LLC from March 2000 until April 2016. He has also served as Vice Chairman of and held various leadership roles at Broadband Capital Management LLC and its affiliates from March 2000 until April 2016. In addition, Mr. Wagenheim served as Secretary, President and a member of the board of directors of Committed Capital Acquisition Corporation II from April 2014 to June 2017. Mr. Wagenheim has served on the board of directors of Hydrobuilder Holdings LLC, a private hydroponics company, since December 2020, and as chief executive officer of Sacrilege Motors LLC, a private automative technology company, since 2021. Mr. Wagenheim received his B.B.A. from the University of Miami in 1992. We believe that Mr. Wagenheim is qualified to serve on our board of directors due to his extensive experience as a venture capital investor and his financial expertise.
Justin Zeefe has served as a member of our board of directors since October 2025. He is the founder and General Partner of Green Flag Ventures, LLC, a U.S.-based venture capital firm investing in early-stage startups developing dual-use, defense, AI, and cyber technologies critical to global and regional security. Previously, Mr. Zeefe co-founded Nisos Holdings Inc., a Series C-backed firm specializing in human risk management and threat intelligence, where he served as Chief Executive Officer from 2015 to 2020 and as a member of the board of directors from 2015 to 2025. From 2004 to 2014, Mr. Zeefe served as a front-line intelligence officer for the U.S. government, leading and supporting national security operations focused on countering technical and geopolitical threats. Mr. Zeefe received his B.A. in Political Science and German from The Ohio State University in 1999 and his J.D. with concentration in International Law from Boston University School of Law in 2002. We believe Mr. Zeefe is qualified to serve on our board of directors due to his extensive experience as a startup founder, his decade of service in U.S. intelligence, and specialized expertise as a venture capital investor in the defense and security sector.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Board Composition
Our board of directors consists of       members. All of our directors are members pursuant to the board composition provisions of our amended and restated certificate of incorporation, as amended, bylaws, and agreements with our stockholders. These board composition provisions will terminate upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective upon the closing of this offering will provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.
Director Independence
We have applied to list our common stock on Nasdaq. Under the Nasdaq listing rules, independent directors must comprise a majority of a listed company’s board of directors within 12 months from the date of listing. In addition, the Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within 12 months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Pursuant to Rule 10A-3, a minority of a company’s audit committee may be comprised of non-independent directors for a period of up to one year after becoming subject to Rule 10A-3 under the Exchange Act. Under Nasdaq listing rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates. Our board of directors has determined that all members of our board of directors, except Serhii Kupriienko and Alexander Fink, are independent directors, including for purposes of the rules of Nasdaq and relevant federal securities laws and regulations. In making such independence determinations, our board of directors considered the relationships that each nonemployee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers. Serhii Kupriienko and Alexander Fink, are not independent directors under these rules because each is an executive officer.
Staggered Board
In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Our directors will be divided among the three classes as follows:
•
our Class I directors will be        and       , and their terms will expire at our first annual meeting of stockholders to be held after the closing of this offering;

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our Class II directors will be        and       , and their terms will expire at our second annual meeting of stockholders to be held after the closing of this offering; and

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our Class III directors will be        and       , and their terms will expire at our third annual meeting of stockholders to be held after the closing of this offering.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes.
The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control. See the “Description of Capital Stock — Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws” section of this prospectus for a discussion of these and other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering.
Committees of the Board of Directors
Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist us and our board of directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, subject to any applicable transition or phase-in periods. Upon our listing on Nasdaq, each committee’s charter will be available on our website at https://www.getswarmer.com/. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.
Audit Committee
Effective upon completion of this offering, our audit committee will be comprised of       ,        and,        with        serving as chair of the committee. Our board of directors has determined that each member of the audit committee meets the independence requirements of Rule 10A-3 under the Exchange Act and the applicable Nasdaq Stock Market rules, and has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has determined that        is an “audit committee financial expert” within the meaning of the SEC regulations and the applicable rules of The Nasdaq Stock Market. The audit committee’s responsibilities upon completion of this offering will include:
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selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
•
ensuring the independence of the independent registered public accounting firm;

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discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

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establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

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considering the effectiveness of our internal controls and internal audit function;

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reviewing material related-party transactions or those that require disclosure; and

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approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee
Effective upon completion of this offering, our compensation committee will be comprised of       , and       , with        serving as chair of the committee. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the Code). Our board of directors has determined that each member of the compensation committee is “independent” as defined in the rules of The Nasdaq Stock Market. The composition of our compensation committee meets the requirements for independence under the listing standards of The Nasdaq Stock Market, including the applicable transition rules. Our board of directors intends to cause our compensation committee to be comprised of only directors that are independent under the rules of The Nasdaq Stock Market within one year of the date of this prospectus. The compensation committee’s responsibilities upon completion of this offering will include:
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annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer (Global) and Chief Executive Officer (U.S.);

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evaluating the performance of our Chief Executive Officer (Global) and Chief Executive Officer (U.S.) in light of such corporate goals and objectives and, based on such evaluation, recommending to the board of directors the cash compensation of our Chief Executive Officer (Global) and Chief Executive Officer (U.S.);

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reviewing and recommending to our board of directors the compensation of our directors;

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reviewing and recommending to our board of directors the terms of any compensatory agreements with our executive officers;

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administering our stock and equity incentive plans;

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reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans;

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reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

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retaining and approving the compensation of any compensation advisors;

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preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

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reviewing all overall compensation policies and practices.

Nominating and Corporate Governance Committee
Effective upon completion of this offering, our nominating and governance committee will be comprised of       , and       , with        as the chair of the committee. Our board of directors has determined

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
that each member of the nominating and corporate governance committee is “independent” as defined in the applicable rules of The Nasdaq Stock Market. The nominating and corporate governance committee’s responsibilities upon completion of this offering will include:
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identifying and recommending candidates for membership on our board of directors;

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recommending directors to serve on board committees;

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reviewing and recommending our corporate governance guidelines and policies;

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reviewing proposed waivers of the code of conduct for directors and executive officers;

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evaluating, and overseeing the process of evaluating, the performance of our board of directors and individual directors; and

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assisting our board of directors on corporate governance matters.

Leadership Structure and Risk Oversight
The positions of our chairman of the board and chief executive officer are separated, with Serhii Kupriienko serving as our Chief Executive Officer (Global) and Erik Prince serving as the chairman of our board of directors. Separating these positions allows Mr. Kupriienko to focus on our day-to-day business, while allowing Mr. Prince to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Alexander Fink, our Chief Executive Officer (U.S.), President, Chief Financial Officer and Treasurer, reports directly to Mr. Kupriienko in his capacity as our Chief Executive Officer (Global). Our board of directors recognizes the time, effort and energy that Mr. Kupriienko, as our Chief Executive Officer (Global), must devote to his position in the current business environment, as well as the commitment required by Mr. Prince to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure. Our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.
Our board of directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of our operations and corporate functions, our board of directors addresses the primary risks associated with those operations and corporate functions. In addition, our board of directors reviews the risks associated with our business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.
Each of our board committees also oversees the management of our risks that fall within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our Chief Executive Officer (Global) reports to the audit committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm and our Chief Executive Officer. The audit committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our board of directors regarding these activities.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description

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of transactions between us and members of our compensation committee and affiliates of such members, please see the “Certain Relationships and Related Party Transactions” section of this prospectus.
Code of Business Conduct and Ethics
We plan to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting, which will be effective upon completion of this offering. Upon the completion of this offering, our code of business conduct and ethics will be available on our website at https://www.getswarmer.com/. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website or in a Current Report on Form 8-K.
Involvement in Certain Legal Proceedings
To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director or executive officer of the Company during the past 10 years.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
EXECUTIVE AND DIRECTOR COMPENSATION
The following table sets forth information regarding compensation earned with respect to the fiscal years ended December 31, 2025 and 2024 by our executive officers, who are referred to as our named executive officers.
To date, the compensation of our named executive officers has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of stock options and restricted stock. Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophies and compensation plans and arrangements as circumstances require.
Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Serhii Kupriienko(3)(4) Chief Executive Officer (Global)	2025	166,985				166,985
	2024	92,243	—	—	—	92,243
Alexander Fink(3)(5) Chief Executive Officer (U.S.), President, Chief Financial Officer and Treasurer	2025	121,897				121,897
	2024	16,500	—	—	—	16,500

(1)
These amounts represent the aggregate grant date fair value for option awards granted during our fiscal years ended December 31, 2025 and 2024, as applicable, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 9 to our financial statements.

(2)
These amounts represent the aggregate grant date fair value for equity awards granted during our fiscal years ended December 31, 2025 and 2024, as applicable, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 9 to our financial statements.

(3)
Each of Mr. Kupriienko and Mr. Fink was also a member of our board of directors, but neither received any additional compensation in his respective capacity as a director.

(4)
Mr. Kupriienko’s employment with us commenced on December 21, 2023 and his salary for the year ended December 31, 2025 reflects (i) $132,000 received as compensation from Swarmer, Inc and (ii) $34,985 received as compensation from ARS, our wholly owned subsidiary. Mr. Kupriienko’s salary for the year ended December 31, 2024 reflects (i) $88,828 received as compensation from Swarmer, Inc and (ii) $3,415 received as compensation from ARS, our wholly owned subsidiary.

(5)
Mr. Fink’s employment with us commenced on December 21, 2023 and his salary for the year ended December 31, 2025 reflects $121,897. Mr. Fink’s salary was paid in accordance with the terms of a consulting agreement for the year ended December 31, 2024.

Narrative Disclosure to Summary Compensation Table
Base Salaries
Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual’s role, responsibilities, skills and expertise.
Equity Compensation
Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time. Our named executive officers have been granted certain options to purchase shares of our common stock, as described in more detail in the “Outstanding Equity Awards at 2024 Fiscal Year-end” table below.
Employment Agreements
We have entered into employment agreements with each of our named executive officers in connection with their employment with us, the material terms of which are described below. These executive employment agreements provide for “at will” employment, subject to certain notice and severance requirements. Each of the named executive officers was also required to enter into restrictive covenant agreements which obligate each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and to assign to us any inventions conceived or developed during the course of employment. Such restrictive covenant agreements also contain non-competition and non-solicitation protections in our favor.
Serhii Kupriienko   We entered into an employment agreement with Mr. Kupriienko with respect to his service as Secretary and Chief Executive Officer (Global) on September 22, 2025. Under the terms of the agreement, Mr. Kupriienko is entitled to an initial annual base salary of $250,000. Additionally, pursuant to the terms of the employment agreement, Mr. Kupriienko is also eligible to receive restricted stock units (RSUs) upon the successful consummation of this offering equal to 8% of our outstanding shares of common stock immediately following the consummation of this offering (the Kupriienko RSUs). The Kupriienko RSUs shall vest, subject to Mr. Kupriienko’s continued employment, in 1/48th monthly installments on each monthly anniversary of the date of grant, commencing on the first month anniversary of the date of grant; provided, however, that 100% of the Kupriienko RSUs shall vest upon a change of control. The Kupriienko RSUs will be subject to the terms and conditions applicable to such awards under the 2025 Plan.
Alexander Fink   We entered into an employment agreement with Mr. Fink with respect to his service as President and Chief Executive Officer (U.S.) on September 22, 2025. Under the terms of the agreement, Mr. Fink is entitled to an initial annual base salary of $250,000. Additionally, pursuant to the terms of the employment agreement, Mr. Fink is also eligible to receive RSUs upon the successful consummation of this offering equal to 8% of our outstanding shares of common stock immediately following the consummation of this offering (the Fink RSUs, and together with the Kupriienko RSUs, the Management RSUs). The Fink RSUs shall vest, subject to Mr. Fink’s continued employment, in 1/48th monthly installments on each monthly anniversary of the date of grant, commencing on the first month anniversary of the date of grant; provided, however, that 100% of the Fink RSUs shall vest upon a change of control. The Fink RSUs will be subject to the terms and conditions applicable to such awards under the 2025 Plan.
Outstanding Equity Awards at December 31, 2025
The following table shows grants of stock options outstanding on the last day of the fiscal year ended December 31, 2025, to each of the executive officers named in the Summary Compensation Table.
Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Serhii Kupriienko
Alexander Fink(2)

(1)
Each of the outstanding equity awards in the table above was granted pursuant to our 2023 Plan.

(2)
Mr. Fink had         stock options outstanding on the last day of the fiscal year ended December 31, 2025.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Compensation Risk Assessment
We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.
Equity Compensation Plans
Our equity compensation plans were established to attract, retain and motivate our employees, officers, directors, consultants, agents, advisors and independent contractors by providing them with the opportunity to acquire a proprietary interest in us and to align their interests and efforts with the long-term interests of our stockholders.
2024 Stock Plan
Our board of directors adopted, and our stockholders approved, the 2024 Stock Plan in January 2024. The 2024 Stock Plan was amended in August 2024, September 2025 and December 2025. Following the completion of this offering, we will not grant any new awards under the 2024 Stock Plan. However, any outstanding stock awards granted under the 2024 Stock Plan will remain outstanding, subject to the terms of our 2024 Stock Plan and award agreements, until such awards are exercised, terminated or expire in accordance with their terms.
Eligibility.   The 2024 Stock Plan allows us to make grants of stock options and restricted stock awards to our employees, officers, directors, and consultants, including employees and consultants of our affiliates. All employees, directors, and consultants of the Company and its affiliates are eligible to participate in the 2024 Stock Plan.
Shares Available for Issuance.   The 2024 Stock Plan provides for the issuance of up to 1,844,335 shares of our common stock, subject to certain capitalization adjustments. Shares of common stock reserved for awards under the 2024 Stock Plan that (i) expire or become unexercisable without being exercised in full, (ii) are surrendered pursuant to an option exchange program (as defined in the 2024 Stock Plan), (iii) are withheld upon exercise of an award to satisfy the exercise or purchase price of such award or to cover tax withholding obligations, or (iv) are forfeited to or repurchased by us due to a failure to vest, are added back to the share reserve available for future awards. The maximum number of shares of our common stock that may be issued pursuant to the exercise of incentive stock options under our 2024 Stock Plan is 1,844,355 shares, plus the shares that are added back to the share reserve available for future awards.
Stock Options.   Stock options granted under the 2024 Stock Plan may either be incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or nonstatutory stock options, which are not intended to meet those requirements. Incentive stock options may be granted to our employees and employees of any parent or subsidiary. Nonstatutory stock options may be granted to employees, directors and consultants of the Company and its affiliates.
The exercise price per share of all stock options generally must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of a stock option may not exceed ten years. An incentive stock option granted to a participant who, on the date of grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant.
Award agreements for stock options include rules for the exercise of the stock options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement. Generally, stock options are exercisable for three months after termination of service for any reason other than death or total and permanent disability, and for 12 months after termination of service on account of death or total and permanent disability but are not exercisable if the termination of service was due to cause.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Restricted Stock.   Restricted stock awards are grants of shares of our common stock that are subject to restrictions, including a prohibition against transfer and a substantial risk of forfeiture, until the end of a restricted period. If the participant does not satisfy the vesting conditions by the end of the restricted period, the restricted stock is forfeited. Shares of restricted stock vest, and the restrictions on such shares lapse, in accordance with terms and conditions set forth in the restricted stock award agreement.
Plan Administration.   The 2024 Stock Plan is administered by our board of directors or a committee appointed by it. The administrator has full power to, among other things, (i) determine the fair market value of our common stock, (ii) select the individuals to whom awards may be granted, (iii) determine the number of shares covered by each award, (iv) approve forms of award agreements for use under the 2024 Stock Plan, (v) determine the specific terms and conditions of each award, (vi) amend the terms and conditions of any award, (vii) to determine whether and under what circumstances an option may be settled in cash instead of common stock, (viii) institute and determine the terms of an option exchange program under which outstanding awards are exchanged for other awards or cash, or amended to decrease the exercise price, (ix) approve addenda to the 2024 Stock Plan or modify the terms of any outstanding award held by a participant who is a foreign national or employed outside of the U.S. to accommodate differences in local law, tax policy or custom, and (x) construe and interpret the terms of the 2024 Stock Plan and awards.
Changes in Capitalization.   In the event of certain changes in our capitalization, such as if our common stock is subdivided or combined into a greater or smaller number of shares or if we issue any shares of common stock as a stock dividend, the number of shares of our common stock deliverable upon exercise of an option issued or upon issuance of an award shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the exercise price per share of stock options or purchase price, if any, to reflect such subdivision, combination or stock dividend.
Corporate Transactions.   Upon a merger or other reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to the 2024 Stock Plan, as to some or all outstanding awards: (i) provide that an award be continued by us if we are the surviving entity, (ii) provide for the assumption or substitution of an award by the successor corporation or its parent, (iii) provide for the cancellation of an award in exchange for a payment equal to the excess of (1) the fair market value of the shares of our common stock subject to such award as of the closing date of such corporate transaction over (2) the exercise price or purchase price paid or to be paid for the shares subject to the award; or (iv) provide for the cancellation of outstanding options or restricted stock for no consideration.
Amendment and Termination.   Our board of directors may amend or terminate the 2024 Stock Plan at any time, provided that stockholder approval is obtained where such approval is required by applicable law, and provided that no such action may adversely affect any rights under any outstanding award without the participant’s consent, unless such amendment is required by applicable law.
2023 Stock Plan
Our board of directors adopted, and our stockholders approved, the 2023 Stock Plan in September 2023. Following the adoption of the 2024 Stock Plan, no further stock awards were granted under the 2023 Stock Plan. However, any outstanding stock awards granted under the 2023 Stock Plan will remain outstanding, subject to the terms of our 2023 Stock Plan and award agreements, until such awards are exercised, terminated or expire in accordance with their terms.
Eligibility.   The 2023 Stock Plan allows us to make grants of stock options and restricted stock awards to our employees, officers, directors, and consultants, including employees and consultants of our affiliates. All employees, directors, and consultants of the Company and its affiliates are eligible to participate in the 2023 Stock Plan.
Shares Available for Issuance.   The 2023 Stock Plan provides for the issuance of up to 3,000,000 shares of our common stock, subject to certain capitalization adjustments. Shares of common stock reserved for awards under the 2023 Stock Plan that (i) expire or become unexercisable without being exercised in full, (ii) are surrendered pursuant to an option exchange program (as defined in the 2023 Stock Plan), (iii) are withheld upon exercise of an award to satisfy the exercise or purchase price of such award or to cover tax withholding obligations, or (iv) are forfeited to or repurchased by us due to a failure to vest, are added

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
back to the share reserve available for future awards. The maximum number of shares of our common stock that may be issued pursuant to the exercise of incentive stock options under our 2023 Stock Plan is 3,000,000 shares, plus the shares that are added back to the share reserve available for future awards.
Stock Options.   Stock options granted under the 2023 Stock Plan may either be incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or nonstatutory stock options, which are not intended to meet those requirements. Incentive stock options may be granted to our employees and employees of any parent or subsidiary. Nonstatutory stock options may be granted to employees, directors and consultants of the Company and its affiliates.
The exercise price per share of all stock options generally must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of a stock option may not exceed ten years. An incentive stock option granted to a participant who, on the date of grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant.
Award agreements for stock options include rules for the exercise of the stock options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement. Generally, stock options are exercisable for three months after termination of service for any reason other than death or total and permanent disability, and for 12 months after termination of service on account of death or total and permanent disability but are not exercisable if the termination of service was due to cause.
Restricted Stock.   Restricted stock awards are grants of shares of our common stock that are subject to restrictions, including a prohibition against transfer and a substantial risk of forfeiture, until the end of a restricted period. If the participant does not satisfy the vesting conditions by the end of the restricted period, the restricted stock is forfeited. Shares of restricted stock vest, and the restrictions on such shares lapse, in accordance with terms and conditions set forth in the restricted stock award agreement.
Plan Administration.   The 2023 Stock Plan is administered by our board of directors or a committee appointed by it. The administrator has full power to, among other things, (i) determine the fair market value of our common stock, (ii) select the individuals to whom awards may be granted, (iii) determine the number of shares covered by each award, (iv) approve forms of award agreements for use under the 2023 Stock Plan, (v) determine the specific terms and conditions of each award, (vi) amend the terms and conditions of any award, (vii) to determine whether and under what circumstances an option may be settled in cash instead of common stock, (viii) institute and determine the terms of an option exchange program under which outstanding awards are exchanged for other awards or cash, or amended to decrease the exercise price, (ix) approve addenda to the 2023 Stock Plan or modify the terms of any outstanding award held by a participant who is a foreign national or employed outside of the U.S. to accommodate differences in local law, tax policy or custom, and (x) construe and interpret the terms of the 2023 Stock Plan and awards.
Changes in Capitalization.   In the event of certain changes in our capitalization, such as if our common stock is subdivided or combined into a greater or smaller number of shares or if we issue any shares of common stock as a stock dividend, the number of shares of our common stock deliverable upon exercise of an option issued or upon issuance of an award shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the exercise price per share of stock options or purchase price, if any, to reflect such subdivision, combination or stock dividend.
Corporate Transactions.   Upon a merger or other reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to the 2023 Stock Plan, as to some or all outstanding awards: (i) provide that an award be continued by us if we are the surviving entity, (ii) provide for the assumption or substitution of an award by the successor corporation or its parent, (iii) provide for the cancellation of an award in exchange for a payment equal to the excess of (1) the fair market value of the shares of our common stock subject to such award as of the closing date of such corporate transaction over (2) the exercise price or purchase price paid or to be paid for the shares subject to the award; or (iv) provide for the cancellation of outstanding options or restricted stock for no consideration.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Amendment and Termination.   Our board of directors may amend or terminate the 2023 Stock Plan at any time, provided that stockholder approval is obtained where such approval is required by applicable law, and provided that no such action may adversely affect any rights under any outstanding award without the participant’s consent, unless such amendment is required by applicable law.
Other Compensation
As of the closing of this offering, all of our current named executive officers will be eligible to participate in our employee benefit plans, including our medical, dental, vision, life and disability insurance plans, in each case on the same basis as all of our other employees. We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances.
Rule 10b5-1 Sales Plans
Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in limited circumstances. Our directors and executive officers may also buy or sell additional shares of our common stock outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.
Director Compensation
During the fiscal year ended December 31, 2024, we did not pay any compensation, including cash or equity-based compensation to any of our non-employee directors for service on our board of directors. We will reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.
Mr. Kupriienko, our Chief Executive Officer (Global), who is a member of our board of directors, and Mr. Fink, our Chief Executive Officer (U.S.), President, Chief Financial Officer and Treasurer, who is a member of our board of directors, did not receive any additional compensation as named executive officers for their services as a director. Mr. Kupriienko and Mr. Fink’s compensation as named executive officers is set forth above.
We expect that our board of directors will adopt a director compensation policy for non-employee directors to be effective upon the completion of this offering.
Non-Employee Director Compensation Policy
We plan to adopt a policy with respect to the compensation payable to our non-employee directors, which will become effective upon the completion of this offering. Under this policy, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. Any non-executive chairman of the board and the chairman of each committee will receive higher retainers for such service. Our non-employee directors will receive the following annual retainers for their service:
Position	Retainer
Board Member	$
Board Chairperson	$
Audit Committee Chair	$
Compensation Committee Chair	$
Nominating and Corporate Governance Committee Chair	$
Audit Committee Member	$
Compensation Committee Member	$
Nominating and Corporate Governance Committee Member	$

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Equity awards for non-employee directors will consist of (i) an initial equity award consisting of options to purchase         shares of the combined organization’s common stock, upon first appointment to the board of directors, and (ii) annual equity awards consisting of options to purchase         shares of common stock, vesting 12 months after the grant date. The term of each option will be ten years, subject to earlier termination as provided in the 2025 Plan.
Directors may be reimbursed for travel, food, lodging and other expenses directly related to their service as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in the current certificate of incorporation and bylaws, as well as the amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than the compensation agreements and other arrangements described under “Executive and Director Compensation” in this prospectus and the transactions described below, since our inception on May 15, 2023, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.
Sales and Purchases of Securities
Series A Preferred Stock Financing
In multiple closings held from September to December 2025, we issued and sold an aggregate of 1,930,427 shares of Series A-1 convertible preferred stock at a purchase price of $6.2711 per share for an aggregate purchase price of approximately $12.1 million. In connection with the issuance of the Series A-1 convertible preferred stock, existing SAFEs were automatically converted into the following: 223,336 shares of Series A-2 convertible preferred stock at a conversion price of $0.5597 per share, 223,246 shares of Series A-3 convertible preferred stock at a conversion price of $0.9407 per share, 1,262,162 shares of Series A-4 convertible preferred stock at a conversion price of $2.1949 per share, 12,756 shares of Series A-5 convertible preferred stock at a conversion price of $2.3517 per share, and 5,978 shares of Series A-6 convertible preferred stock at a conversion price of $5.0169 per share. We refer to this transaction as our Series A Preferred Stock Financing. Additionally, pursuant to the terms of the Securities Purchase Agreement for the Series A Preferred Stock Financing, we issued warrants to purchase 637,846 shares of the Company’s common stock to Theseus Capital Partners LLC. The warrants have an exercise price of $6.2711, are immediately exercisable upon the closing of this offering and will expire upon the earlier of (a) 5:00 p.m. Eastern Time on the 5-year anniversary of the effectiveness this registration statement and (b) 5:00 p.m. Eastern Time on March 22, 2027.
The table below sets forth the aggregate number and purchase price of shares of each series of Series A convertible preferred stock issued to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof:
Name	Shares of Series A-1 Convertible Preferred Stock Purchased	Aggregate Purchase Price
Theseus Capital Partners, LLC(1)	597,980	$3,749,992.39
RG.AI Technologies, Inc.	194,805	$1,221,641.71
D3 Fund, LP	139,939	$877,575.44
Green Flag Fund I, L.P.(2)	74,380	$466,444.22

(1)
Philip Wagenheim, a member of our Board of Directors, is the Managing Partner of Theseus Capital Partners, LLC.

(2)
Justin Zeefe, a member of our Board of Directors, is the Founder and General Partner of Green Flag Ventures, LLC.

Name	Shares of Series A-2 Convertible Preferred Stock Received upon Conversion of SAFEs
D3 Fund, LP	223,336

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Name	Shares of Series A-4 Convertible Preferred Stock Received upon Conversion of SAFEs
RG.AI Technologies, Inc.	501,166
D3 Fund, LP	136,681
Green Flag Fund I, L.P.	191,354
Radius Fund I, L.P.	341,704
From November 2023 through August 2025, the Company entered into agreements consisting of a “Simple Agreement for Future Equity” (SAFEs) totaling $3,165,300. As noted above, in connection with the Series A Preferred Stock Financing, certain holders of our capital stock exchanged SAFEs held by such holders for Series A convertible preferred stock pursuant to the Series A Preferred Stock Purchase Agreement.
Agreements with Stockholders
SAFE Agreements
On November 6, 2023 and August 26, 2024, we entered into SAFE Agreements with D3 Fund, LP in an aggregate amount of $125,000 and $300,000, respectively. As noted above, in connection with the Series A Preferred Stock Financing, D3 Fund’s, SAFEs were converted into 223,336 shares of Series A-2 convertible preferred stock and 136,681 shares of Series A-4 convertible preferred stock, respectively.
On August 26, 2024, we entered into a SAFE Agreement with RG.AI Technologies, Inc. in an aggregate amount of $1,100,000. As noted above, in connection with the Series A Preferred Stock Financing, RG.AI Technologies’ SAFE was converted into 501,166 shares of Series A-4 convertible preferred stock.
On August 26, 2024, we entered into a SAFE Agreement with Green Flag Fund I, L.P. in an aggregate amount of $420,000. As noted above, in connection with the Series A Preferred Stock Financing, Green Flag’s SAFE was converted into 191,354 shares of Series A-4 convertible preferred stock. Justin Zeefe, a member of our Board of Directors, is the Founder and General Partner of Green Flag Ventures, LLC.
On August 29, 2024, we entered into a SAFE Agreement with Radius Fund I, L.P. in an aggregate amount of $750,000. As noted above, in connection with the Series A Preferred Stock Financing, Radius’ SAFE was converted into 341,704 shares of Series A-4 convertible preferred stock.
Investors’ Rights Agreement
In connection with the Series A Preferred Stock Financing, we entered into an Investors’ Rights Agreement (the Investors’ Rights Agreement) with Theseus Capital Partners LLC, RG.AI Technologies, Inc., D3 Fund, LP, Green Flag Radius and other investors. Philip Wagenheim, who serves as a member of our board of directors, is the managing partner of Theseus Capital Partners LLC and Justin Zeefe, a member of our Board of Directors, is the Founder and General Partner of Green Flag Ventures, LLC.
The Investors’ Rights Agreement grants to the holders of our outstanding convertible preferred stock certain rights, including certain registration rights with respect to the registrable securities held by them. See the section titled “Description of Capital Stock — Registration Rights” for additional information.
Voting Agreement
In connection with the Series A Preferred Stock Financing, we entered into a Voting Rights Agreement (the Voting Agreement) with Theseus Capital Partners LLC, RG.AI Technologies, Inc., D3 Fund, LP, Green Flag Radius and other investors. Philip Wagenheim, who serves as a member of our board of directors, is

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
the managing partner of Theseus Capital Partners LLC and Justin Zeefe, a member of our Board of Directors, is the Founder and General Partner of Green Flag Ventures, LLC.
The Voting Agreement grants to the holders of our outstanding convertible preferred stock certain rights, including, among other things, certain voting rights and drag-along rights. The Voting Agreement will terminate upon the closing of this offering.
Warrants
Pursuant to the terms of the Securities Purchase Agreement for the Series A Preferred Stock Financing, we issued warrants to purchase 637,846 shares of the Company’s common stock to Theseus Capital Partners LLC. The warrants have an exercise price of $6.2711, are immediately exercisable upon the closing of this offering and will expire upon the earlier of (a) 5:00 p.m. Eastern Time on the 5-year anniversary of the effectiveness this registration statement and (b) 5:00 p.m. Eastern Time on March 22, 2027. Philip Wagenheim, who serves as a member of our board of directors, is the managing partner of Theseus Capital Partners LLC.
Chief Strategic Advisor and Non-Executive Chairman Agreement with Erik Prince
On December 8, 2025, we entered into a Chief Strategic Advisor and Non-Executive Chairman Agreement (the Prince Agreement) with Erik Prince. The term of the Prince Agreement is for two years unless earlier terminated pursuant to the terms thereof and may be extended by mutual agreement of the parties thereto. Pursuant to the Prince Agreement, Mr. Prince was retained to serve as non-executive Chairman of our Board and Mr. Prince agreed to provide certain services to the company related to external representation of the Company, strategic function, business development and leadership support, communication and coordination, and external engagement and media communications as set forth in the Prince Agreement. As compensation for the services provided pursuant to the Prince Agreement, the Company granted Mr. Prince options to purchase up to an aggregate of 943,350 shares of common stock with an exercise price of $6.2711 per share of common stock, subject to adjustment therein (the Prince Options). The Prince Options vest as follows: (i) options to purchase up to 471,675 shares of common stock will vest on December 8, 2026; (ii) options to purchase up to 94,335 shares of common stock will vest in twelve equal monthly installments over the following twelve months with each installment vesting on the first day of every month following December 8, 2026; (iii) options to purchase up to 188,670 shares of common stock will vest upon the Company achieving $10 million dollars in realized revenue directly attributable to customers introduced by Mr. Prince; and (iv) options to purchase up to 188,670 shares of common stock will vest upon the achievement either (A) the Company’s consummation of one or more equity financing transactions resulting in aggregate gross proceeds to the Company of at least $30,000,000, at a pre-money valuation of $300,000,000 or greater or (B) the Company achieving a market capitalization of $500,000,000 or greater for 20 of 30 consecutive trading days, as determined by the closing price of the Company’s common stock multiplied by the number of outstanding shares of common stock on each applicable trading day.
Indemnification Agreements
Prior to the closing of this offering, we intend to enter into agreements to indemnify our directors and certain executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.
Policies and Procedures for Related Party Transactions
In connection with this offering, we plan to adopt a written policy, effective upon closing of this offering, that requires all future transactions between us and any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons, as defined in Item 404 of Regulation S-K, or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our audit committee. Any request for such a transaction must first be presented to our audit committee for review,

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
consideration and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2025 for:
•
each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our capital stock;

•
each of our directors;

•
each of our named executive officers; and

•
all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.
The percentage of beneficial ownership prior to this offering in the table below is based on 4,407,905 shares of common stock as of December 31, 2025, which reflects the conversion of all outstanding shares of our convertible preferred stock into shares of common stock, and the percentage of beneficial ownership after this offering in the table below is based on         shares of common stock. The information in the table below assumes no exercise of the underwriter’s option to purchase additional shares. Options to purchase shares of common stock that are exercisable within 60 days of December 31, 2025 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. The percentage ownership information does not reflect any potential purchases of any shares of common stock in this offering by the beneficial owners identified in the table below.
	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner(1)		Before Offering	After Offering
Greater than 5% Stockholders:
Theseus Capital Partners, LLC(2)	597,980	13.6%	%
D3 Fund, LP(3)	499,956	11.3%	%
RG.AI Technologies, Inc.(4)	695,971	15.8%	%
Green Flag Fund I, L.P.(5)	265,734	6.0%
Radius Fund I, L.P.(6)	341,704	7.8%
Named Executive Officers and Directors:
Serhii Kupriienko(7)	1,812,500	29.1%	%
Alexander Fink(8)	750,000	17.0%	%
Erik Prince(9)	—	—%	%
Philip Wagenheim(10)	597,980	13.6%	%
Justin Zeefe(11)	265,734	6.0%	%
All current executive officers and directors as a group (5 persons)(12)	3,301,214	65.7%	%

*
Indicates beneficial ownership of less than 1%.

(1)
Unless otherwise indicated, the address for each beneficial owner listed is c/o Swarmer, Inc.

(2)
Consists of 597,980 shares of common stock issuable upon conversion of Series A-1 convertible preferred stock. Does not include shares of common stock underlying 637,846 warrants held by Theseus

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Capital Partners that are not exercisable within 60 days of December 31, 2025. Philip Wagenheim, a member of our board of directors, is the managing partner of Theseus Capital Partners.

(3)
Consists of (i) 139,939 shares of common stock issuable upon conversion of Series A-1 convertible preferred stock, (ii) 223,336 shares of common stock issuable upon conversion of Series A-2 convertible preferred stock, and (iii) 136,681 shares of common stock issuable upon conversion of Series A-4 convertible preferred stock. Evelin Eveline Buchatskiy retains sole voting and dispositive power with regard to the shares of common stock held directly by D3 Fund, LP. The principal business address of D3 Fund, LP is Walkers Corporate Limited, 190 Elgin Ave, George Town, Grand Cayman KY1-9008, Cayman Islands.

(4)
Consists of (i) 194,805 shares of common stock issuable upon conversion of Series A-1 convertible preferred stock, and (ii) 501,166 shares of common stock issuable upon conversion of Series A-4 convertible preferred stock. Charles Eberly von Szecsey retains sole voting and dispositive power with regard to the shares of common stock held directly by RG.AI Technologies, Inc. The principal business address of RG.AI Technologies, Inc. is 5900 Balcones Drive, Suite 5654, Austin, TX 78731.

(5)
Consists of (i) 74,380 shares of common stock issuable upon conversion of Series A-1 convertible preferred stock and (ii) 191,354 shares of common stock issuable upon conversion of Series A-4 convertible preferred stock. Justin Zeefe, a member of our Board of Directors, is the Founder and General Partner of Green Flag Ventures, LLC. Justin Zeefe and Deborah Fairlamb share voting and dispositive power with regard to the shares of common stock held directly by Green Flag Ventures, LLC. The principal business address of Green Flag Ventures, LLC is 4407 Dulcinea Ct Woodland Hills, CA 91364.

(6)
Consists of 341,704 shares of common stock issuable upon conversion of Series A-4 convertible preferred stock. Peter Shannon retains sole voting and dispositive power with regard to the shares of common stock held directly by Radius Fund I, L.P. The principal business address of Radius Fund I, L.P. is 207 King Street, Unit 511, San Francisco, CA 94107.

(7)
Consists of (i) 1,687,500 shares of common stock underlying options that have vested and are exercisable as of December 31, 2025 and (ii) 125,000 shares of common stock underlying options that will vest and become exercisable within 60 days after such date held by Mr. Kupriienko. Does not include the Kupriienko RSUs to be issued upon completion of this offering.

(8)
Consists of 750,000 shares of common stock held by Mr. Fink. Does not include the Fink RSUs to be issued upon completion of this offering.

(9)
Mr. Prince does not (i) hold any shares of common stock or (ii) hold any options that are vested and exercisable for shares of common stock as of December 31, 2025 or within 60 days of December 31, 2025.

(10)
Consists of 597,980 shares of common stock issuable upon conversion of Series A-1 convertible preferred stock. Philip Wagenheim, a member of our board of directors, is the managing partner of Theseus Capital Partners. Does not include shares of common stock underlying 637,846 warrants held by Theseus Capital Partners that are not exercisable within 60 days of December 31, 2025.

(11)
Consists of (i) 74,380 shares of common stock issuable upon conversion of Series A-1 convertible preferred stock and (ii) 191,354 shares of common stock issuable upon conversion of Series A-4 convertible preferred stock. Justin Zeefe, a member of our Board of Directors, is the Founder and General Partner of Green Flag Ventures, LLC. The principal business address of Green Flag Ventures, LLC is 4407 Dulcinea Ct Woodland Hills, CA 91364.

(12)
See notes 7 through 11.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF CAPITAL STOCK
General
Upon the closing of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.00001 per share and             shares of preferred stock, par value $0.00001 per share, all of which will be undesignated. As of December 31, 2025, there were             shares of our common stock issued and outstanding. This amount excludes our outstanding shares of convertible preferred stock, including             shares of our convertible preferred stock, which will convert into an aggregate of             shares of our common stock upon the closing of this offering. Based on the number of shares of our common stock outstanding as of December 31, 2025 and assuming the conversion of all outstanding shares of our preferred stock, there will be             shares of common stock outstanding and no shares of preferred stock outstanding upon the closing of this offering. As of December 31, 2025, we had approximately             record holders of our capital stock.
The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries of material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect the content of the amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering.
Common Stock
Upon the closing of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under the “— Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws” section below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated bylaws.
Preferred Stock
Upon the closing of this offering, our board of directors will be authorized, without action by our stockholders, to designate and issue up to an aggregate of             shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also the “— Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws” section of this prospectus.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. Upon the closing of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock following closing of this offering.
Stock Options
As of December 31, 2025, options to purchase an aggregate of             shares of our common stock at a weighted-average exercise price of $       were outstanding.
Registration Rights
Under the Investors’ Rights Agreement, upon the closing of this offering, the holders of             shares of our common stock, including those issuable upon the conversion of convertible preferred stock, will be entitled to rights with respect to the registration of these securities under the Securities Act. These shares will represent approximately     % of our outstanding common stock after this offering, or       % if the underwriter exercises their option to purchase additional shares in full, and excluding shares of common stock, if any, purchased by any holders of registration rights in this offering. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.
Under the Investors’ Rights Agreement, holders of registrable shares can demand that we file a registration statement or request that their shares be included on a registration statement that we are otherwise filing, in either case, registering the resale of their shares of common stock. These registration rights are subject to conditions and limitations, including (i) the right, in certain circumstances, of the underwriter of an offering to limit the number of shares included in such registration and our right, in certain circumstances, not to effect a registration upon demand of the holders of registrable shares within 30 days preceding our good faith estimate of the date of filing of, and (ii) 90 days following the effective date of any registration statement that we file covering a firm commitment underwritten public offering in which the holders of registrable shares were entitled to join and in which we effectively registered all registrable shares that were requested to be registered.
Demand Registration Rights
Following the date that is 180 days after the effective date of this prospectus, the holders of a majority of our registrable securities then outstanding under the Investors’ Rights Agreement may require us to file a registration statement under the Securities Act on a Form S-1 at our expense, subject to certain exceptions, with respect to registrable securities then outstanding with an anticipated aggregate offering price, net of the offering expenses, of at least $10.0 million, in which case we will be required to effect the registration as soon as practicable, and in any event within 60 days. Any time after we are eligible to use a registration statement on Form S-3, the holders of our registrable securities then outstanding under the Investors’ Rights Agreement may require us to file a registration statement on Form S-3 at our expense, subject to certain exceptions, with respect to the then outstanding registrable securities of such holders having an anticipated aggregate offering price, net of the offering expenses, of at least $5.0 million, in which case we will be required to effect the registration as soon as practicable, and in any event within 45 days. If we determine that it would be detrimental to us and our stockholders to effect a requested registration, we may postpone each such registration for a period of up to 60 days; provided that we may not invoke this right more than once in any 12-month period.
The foregoing demand registration rights are subject to a number of additional exceptions and limitations.
Piggyback Registration Rights
If we propose to file a registration statement under the Securities Act for the purposes of a public offering of our securities, including, but not limited to, registration statements relating to a secondary offering of our securities but excluding (i) a registration statement relating to the sale or grant of securities to employees pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) with respect to

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
any transaction under Rule 145 of the Securities Act; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities; or (iv) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of registrable securities are entitled to receive notice of such registration and to request that we include their registrable securities for resale in the registration statement. The underwriter of the offering will have the right to limit the number of shares to be included in such registration.
The foregoing piggyback registration rights are subject to a number of additional exceptions and limitations.
Expenses of Registration
We will pay all registration expenses along with reasonable fees and disbursements, not to exceed $100,000 of one counsel for the selling stockholders selected by the holders of a majority of the registrable securities to be registered, other than underwriting discounts and commissions, related to any demand or piggyback registration.
Indemnification
The Investors’ Rights Agreement contains customary cross-indemnification provisions pursuant to which we are obligated to indemnify the selling stockholders, in the event of misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for misstatements or omissions attributable to them.
Expiration of Registration Rights
The registration rights will terminate upon the earliest to occur of (i) the closing of certain liquidation events, (ii) such time after closing of this offering as Rule 144 or another similar exemption under the Securities Act is available for the sale of all such holders’ registrable securities without limitation, during a three-month period without registration and (iii) the third anniversary of this offering.
Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws
Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Board Composition and Filling Vacancies
In accordance with our amended and restated certificate of incorporation, our board of directors will be divided into three classes serving three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation will also provide that directors may be removed only for cause and then only by the affirmative vote of the holders of         % of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
vacancy resulting from an increase in the size of our board of directors, will only be able to be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.
No Written Consent of Stockholders
Our amended and restated certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.
Meetings of Stockholders
Our amended and restated bylaws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
Advance Notice Requirements
Our amended and restated bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures will provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken.
Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated bylaws. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Amendment to Bylaws and Certificate of Incorporation
As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our amended and restated certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability, exclusive jurisdiction of Delaware Courts and the amendment of our amended and restated bylaws and amended and restated certificate of incorporation must be approved by not less than         % of the outstanding shares entitled to vote on the amendment, and not less than         % of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated bylaws; and may also be amended by the affirmative vote of at least         % of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment.
Blank Check Preferred Stock
Our amended and restated certificate of incorporation will provide for             authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.
Section 203 of the Delaware General Corporation Law
Upon closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
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before the stockholder became interested, the board of directors approved either the business

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combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

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at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Exclusive Jurisdiction of Certain Actions
Our amended and restated certificate of incorporation that will become effective upon the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for any state law claim for: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action or proceeding asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws (in each case, as they may be amended from time to time); (4) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or bylaws; (5) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us or any of our directors, officers or employees that is governed by the internal affairs doctrine. The choice of forum provision does not apply to any actions arising under the Exchange Act. Our amended and restated certificate of incorporation will further provide that, unless we consent in

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
writing to an alternative forum, the United States District Court for the District of          will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We have chosen the United States District Court for the District of          as the exclusive forum for such Securities Act causes of action because our principal executive offices are located in          . In addition, our amended and restated certificate of incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions.
The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former director, officer, other employee, agent, or stockholder to the company, which may discourage such claims against us or any of our current or former director, officer, other employee, agent, or stockholder to the company and result in increased costs for investors to bring a claim. Alternatively, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.
Warrants
Pursuant to the terms of the Securities Purchase Agreement for the Series A Preferred Stock Financing, we issued warrants to purchase 637,846 shares of the Company’s common stock to Theseus Capital Partners LLC. The warrants have an exercise price of $6.2711, are immediately exercisable upon the closing of this offering and will expire upon the earlier of (a) 5:00 p.m. Eastern Time on the 5-year anniversary of the effectiveness this registration statement and (b) 5:00 p.m. Eastern Time on March 22, 2027. The exercise price and the number of warrant shares purchasable upon the exercise of the warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations and reclassifications of our capital stock. The warrants also contain a “cashless exercise” provision. The warrants do not confer upon the holders thereof any voting, dividend or other rights as stockholders.
Nasdaq Listing
We have applied to list our common stock on Nasdaq under the trading symbol “SWMR.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock will be         . The transfer agent and registrar’s address is        .

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock, and we cannot assure investors that an active trading market for our common stock will develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after closing of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.
Sale of Restricted Shares
Upon the closing of this offering, based on the number of shares of our common stock outstanding as of December 31, 2025, and assuming (1) the conversion of our outstanding convertible preferred stock into an aggregate of             shares of our common stock, (2) no exercise of the underwriter’s option to purchase additional shares of common stock, (3) no exercise of outstanding options, (4) no exercise of outstanding warrants and (5) the issuance of the Management RSUs, we will have outstanding an aggregate of approximately          shares of common stock. Of these shares, all of the         shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriter’s option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock and shares of common stock subject to stock options will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.
As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock, excluding the shares sold in this offering, that will be available for sale in the public market are as follows:
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beginning on the date of this prospectus, the           shares of common stock sold in this offering will be immediately available for sale in the public market;

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beginning 181 days after the date of this prospectus,           additional shares of common stock will become eligible for sale in the public market, of which           shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

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the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements
We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock, have agreed that, without the prior written consent of Lucid Capital Markets, we and they will not, subject to certain exceptions, including transfers pursuant to bona fide gift(s), by will, other testamentary document or intestate succession, by operation of law, the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act, transfers of shares of common stock to any trust for the direct or indirect benefit of the transferor or their immediate family; if the stockholder is a corporation, limited liability company, partnership, trust or other entity, transfers to its stockholders, members, partners or trust beneficiaries as part of a distribution, or to any corporation, partnership or other entity that is its affiliate; and transfers to the Company in connection with the “net” or “cashless” exercise of options or other rights to purchase shares of common stock granted pursuant to an equity incentive plan,

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
stock purchase plan or other arrangement described in this prospectus in satisfaction of any tax withholding obligations through cashless surrender or otherwise, provided, that any shares of common stock issued upon exercise of such option or other rights shall remain subject to the terms of the lock-up agreement, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or enter into any hedging, swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.
Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person, or persons whose shares are required to be aggregated, who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market, subject to the lock-up agreement referred to above, if applicable, without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144, subject to the lock-up agreement referred to above, if applicable. In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:
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1% of the number of shares of common stock then outstanding, which will equal approximately            shares of common stock immediately after this offering, calculated on the basis of the number of shares of our common stock outstanding as of December 31, 2025, the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options or warrants; or

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the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale, subject to the above limitations under Rule 144, upon the expiration of the restrictions set forth in those agreements.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part, to the extent such common stock is not subject to a lock-up agreement, is entitled to rely on Rule 701 to resell such shares beginning 90 days after

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period, volume limitation, notice provisions or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements, subject to the terms of the lock-up agreement referred to below, if applicable.
Registration Rights
Based on the number of shares outstanding as of December 31, 2025, after the closing of this offering, the holders of approximately        million shares of our common stock, or their transferees, will, subject to any lock-up agreements they have entered into, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, please see the “Description of Capital Stock — Registration Rights” section of this prospectus. If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.
Equity Incentive Plans
We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under equity incentive plans. This registration statement will become effective immediately on filing. Shares covered by such registration statement will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described above, and Rule 144 limitations applicable to affiliates.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to Non-U.S. Holders (defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, existing and temporary Treasury Regulations promulgated thereunder, and current administrative rulings and judicial decisions, each as in effect as of the date hereof and all of which are subject to change or to differing interpretation, possibly with retroactive effect, that may result in U.S. federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary is limited to Non-U.S. Holders that purchase our common stock pursuant to this offering and that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary also does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, the 3.8% Medicare tax on net investment income or any minimum tax consequences, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to a Non-U.S. Holder’s particular circumstances or to a Non-U.S. Holder that may be subject to special tax rules, including, without limitation:
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banks, insurance companies or other financial institutions;

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tax-exempt organizations, tax-qualified retirement plans, or government organizations;

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brokers of or dealers in securities or currencies;

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traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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persons that own, or are deemed to constructively own, more than 5% (by vote or value) of our capital stock, except to the extent specifically set forth below;

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certain U.S. expatriates, former citizens, or former long-term residents of the U.S.;

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persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, other integrated investment, or other risk reduction transaction;

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persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code, generally, for investment purposes;

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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persons whose functional currency is not the U.S. dollar;

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real estate investment trusts or regulated investment companies;

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pension plans;

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pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies that are treated as a pass-through entity for U.S. federal income tax purposes, and investors therein;

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persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

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persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;

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integral parts or controlled entities of foreign sovereigns;

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“controlled foreign corporations”, including “specified foreign corporations”;

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“passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

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“qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; or

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
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persons that acquire our common stock through the exercise options or otherwise as compensation for services.

In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of our common stock.
You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.
Definition of a Non-U.S. Holder
For purposes of this summary, a “Non-U.S. Holder” is any beneficial owner of our common stock that is not a “U.S. person,” and is not a partnership, or an entity disregarded from its owner, each for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following: (i) an individual who is a citizen or resident of the U.S.; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.
Distributions
As discussed under the “Dividend Policy” section of this prospectus, we do not anticipate paying any dividends on our common stock in the foreseeable future. If we make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder’s basis in our common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described in the “— Gain on Sale or Other Disposition of Common Stock” section of this prospectus. Any such distributions would be subject to the discussions below regarding back-up withholding and the Foreign Account Tax Compliance Act (FATCA).
Subject to the discussion below on effectively connected income, any dividend paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide us or our agent with an IRS Form W-8BEN (generally including a U.S. taxpayer identification number, if applicable), IRS Form W-8BEN-E or another appropriate version of IRS Form W-8 (or a successor form), which must be updated periodically, and which, in each case, must certify qualification for the reduced rate.
Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business within the U.S., and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S., generally are exempt from the withholding tax described above. In order to obtain this exemption, the Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8ECI or successor form or other applicable IRS Form W-8 certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are Non-U.S. Holder that is a corporation, dividends you receive that are effectively connected with your conduct of a

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
U.S. trade or business, and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the you in the U.S., may also be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, on such effectively connected dividends, as adjusted for certain items.
If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.
Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty or eligibility for a refund of excess amounts withheld, if any.
Gain on Sale or Other Disposition of Common Stock
Subject to the discussion below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S., and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S., in which case the Non-U.S. Holder will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and for a Non-U.S. Holder that is a corporation, such Non-U.S. Holder may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on its effectively connected earnings and profits, as adjusted for certain items;

•
the Non-U.S. Holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs, as calculated pursuant to Section 7701(b) of the Code, and certain other conditions are met, in which case the Non-U.S. Holder will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the U.S.) (subject to applicable income tax or other treaties) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•
our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax as long as our common stock is regularly traded on an established securities market, as defined by applicable Treasury Regulations, and such Non-U.S. Holder does not, actually or constructively, hold more than 5% of our common stock at any time during the applicable period that is specified in the Code. If we are or were to become a USRPHC, such Non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons unless the foregoing exception applies. In addition, if we are or become a USRPHC, a purchaser may be required to withhold 15% of the proceeds payable to a Non-U.S. Holder from a sale of our common stock unless our common stock is regularly traded on an established securities market.

Backup Withholding and Information Reporting
Generally, we must file information returns annually with the IRS in connection with any dividends on our common stock paid to a Non-U.S. Holder, regardless of whether any tax was actually withheld. A similar

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
report will be sent to the Non-U.S. Holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the Non-U.S. Holder’s country of residence.
Payments of distributions or of proceeds on the disposition of stock made to a Non-U.S. Holder may be subject to additional information reporting and backup withholding at a current rate of 24% unless such Non-U.S. Holder establishes an exemption, for example by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, or another appropriate version of IRS Form W-8 (or a successor form). Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person.
Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Foreign Account Tax Compliance Act
The FATCA imposes withholding tax on certain types of payments made to foreign financial institutions and certain other non-U.S. entities. FATCA imposes a 30% withholding tax on certain payments made to a “foreign financial institution” or to certain “nonfinancial foreign entities”, each as defined in the Code, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners”, as defined in the Code or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or nonfinancial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If the country in which a payee is resident has entered into an “intergovernmental agreement” with the U.S. regarding FATCA, that agreement may permit the payee to report to that country rather than to the U.S. Department of the Treasury. FATCA currently applies to dividends paid on our common stock. On December 13, 2018, the U.S. Treasury Department released proposed Treasury Regulations under FATCA providing for the elimination of the federal withholding tax of 30% applicable to gross proceeds of a sale or other disposition of our common stock. Under these proposed Treasury Regulations which may be relied upon by taxpayers prior to finalization as stated in the preamble to such proposed Treasury Regulations, FATCA will not apply to gross proceeds from sales or other dispositions of our common stock.
Prospective investors are urged to consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the possible impact of these rules on the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.
THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING
Lucid Capital Markets is acting as the sole underwriter of this offer. We entered into an underwriting agreement, dated as of            , 2026 (the Underwriting Agreement), with Lucid with respect to the shares subject to this offering. Subject to the terms and conditions stated in the underwriting agreement, the underwriter has agreed to purchase, and we have agreed to sell to the underwriter, the number of shares shown in the table below:
Underwriter	Number of shares	Total
Lucid Capital Markets, LLC
Total
The Underwriting Agreement provides that the obligations of the underwriter to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The Underwriting Agreement provides that the underwriter will purchase all of the shares if any of them are purchased. However, the underwriter is not required to take or pay for the securities covered by the underwriter’s over-allotment option to purchase additional securities as described below.
In connection with this offering, the underwriter or securities dealer may distribute prospectuses electronically.
Securities sold by the underwriter to the public will initially be offered at the public offering prices set forth on the cover of this prospectus. In addition, the underwriter may offer some of the shares to other securities dealers at such price less a concession of $         per share. After the initial offering of the shares, the public offering price or any other term of the offering may be changed by the Underwriter.
Indemnification
We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make because of any of those liabilities.
Underwriting discounts and commissions
We are offering shares of our common stock pursuant to this prospectus. The following table shows the effective public offering price, underwriting discounts and commissions, and proceeds before expenses to us.
	Effective Price Per Share	Total Without Option	Total With Option
Public offering price	$	$	$
Underwriting discounts and commissions payable by us, before expenses, to us(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)
The underwriting discount is 7.0% of the gross proceeds received from the sale of shares to all purchasers in the offering.

Over-Allotment Option
In addition to the discount set forth in the above table, we have granted the underwriter a     day option to purchase from us up to an additional          shares of common stock at the public offering price set forth herein, less the underwriting discount and commissions. If the underwriter exercises this option in full, the total underwriting discounts and commissions payable will be approximately $         and the total proceeds to us, before expenses, will be approximately $       . The underwriter may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional shares are

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
purchased pursuant to the over-allotment option, the underwriter will offer these additional shares on the same terms as those on which the other shares are being offered hereby.
Expenses and Reimbursements
We estimate that our portion of the total expenses of this offering will be approximately $        , which includes the fees and expenses for which we have agreed to reimburse the underwriter, including the fees and disbursements of counsel for the underwriter, in connection with the offering in an amount not to exceed $200,000.
Tail Fees
We have also agreed to pay the underwriter a tail fee equal to the cash compensation in this offering if certain investors, first contacted in writing by the underwriter in connection with this offering purchase securities from the Company during the term of the underwriter’s engagement or within twelve (12) months following the expiration of its engagement with the Company.
Right of First Refusal
We have also agreed that if during the term of the underwriter’s engagement or within twelve (12) months following the expiration of its engagement with the Company requires the services of an investment banker, financial advisor, or other similar professional in connection with a fairness opinion, valuation, recapitalization, capital raising, sale, business combination or similar transaction, we will grant to the underwriter an irrevocable right of first refusal to act as the lead left agent or equivalent role for such transaction, during such twelve (12) month period for the Company, or any successor to or any subsidiary of the Company, on terms customary to the underwriter.
Lock-up Agreement
The Company and each of the Company’s executive officers and directors prior to the offering have agreed with the underwriter not to directly or indirectly offer to sell, sell, transfer or dispose of any shares or similar securities for a period of six (6) months following the closing of this offering without the prior written consent of the underwriter, subject to certain exceptions, including transfers pursuant to bona fide gift(s), by will, other testamentary document or intestate succession, by operation of law, the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act, transfers of shares of common stock to any trust for the direct or indirect benefit of the transferor or their immediate family; if the stockholder is a corporation, limited liability company, partnership, trust or other entity, transfers to its stockholders, members, partners or trust beneficiaries as part of a distribution, or to any corporation, partnership or other entity that is its affiliate; and transfers to the Company in connection with the “net” or “cashless” exercise of options or other rights to purchase shares of common stock granted pursuant to an equity incentive plan, stock purchase plan or other arrangement described in this prospectus in satisfaction of any tax withholding obligations through cashless surrender or otherwise, provided, that any shares of common stock issued upon exercise of such option or other rights shall remain subject to the terms of the lock-up agreement. Any other holders of 10% or more of the Company’s outstanding voting securities have also agreed with the underwriter not to directly or indirectly offer to sell, sell, transfer or dispose of any shares or similar securities for a period of six (6) months following the closing of this offering without the prior written consent of the underwriter, subject to certain exceptions.
Other Relationships
ICR Capital LLC is acting as our financial advisor for this transaction, for which we will pay an advisory fee.
The underwriter is a full-service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business for which it may receive customary fees and reimbursement of expenses. In the ordinary course of its various

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for its own account and for the accounts of its customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Pursuant to the Underwriting Agreement, the Company agreed to expand the board of directors by one seat and fill the resulting vacancy (until the next election of directors) with an additional member that qualifies as “independent” (as defined under Nasdaq rules) and who is reasonably acceptable to the underwriter.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of shares of common stock in this offering is complete, SEC rules may limit the ability of the underwriter to bid for and purchase shares of our common stock. As an exception to these rules, underwriters are permitted to engage in certain transactions which stabilize the price of the shares of common stock, which may include short sales, covering transactions and stabilizing transactions. Short sales involve sales of shares of common stock in excess of the number of shares to be purchased by the underwriter in the offering, which creates a short position. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares of common stock from us in the offering. An underwriter may close out any covered short position by either exercising its option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriter will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the share price at which the underwriter may purchase through its option to purchase additional shares. “Naked” short sales are any sales in excess of such option. The underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the shares of common stock made by underwriters in the open market prior to the completion of an offering.
The underwriter may also impose a penalty bid. This occurs when a particular underwriter repays to another underwriter a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on our shares of common stock. Any of these activities may have the effect of preventing or retarding a decline in the market price of our shares of common stock. They may also cause the price of the shares of common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. If an underwriter commences any of these transactions, it may discontinue them at any time without notice.
Determination of Offering Price
Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the underwriter. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:
•
the information set forth in this prospectus and otherwise available to the underwriter;

•
the history and prospects for our Company and the industry in which we compete;

•
our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•
our financial and operating information;

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
•
our present state of development;

•
valuation multiples of publicly traded companies that the underwriter believes are comparable to ours;

•
general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant; and

•
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Neither we nor the underwriter can assure investors that an active trading market will continue to exist for shares of our common stock, or that our common stock will trade at or above the public offering price.
Stock Exchange
We have applied to have our common stock listed on The Nasdaq Capital Market under the symbol “SWMR,” which listing is a condition to this offering. There can be no assurance that we will be successful in listing our common stock on the Nasdaq Capital Market.
Electronic Distribution
A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.
Offer Restrictions Outside the U.S.
No action has been taken in any jurisdiction (except in the U.S.) that would permit a public offering of the common stock the possession, circulation or distribution of this prospectus or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C., New York, New York. The underwriter has been represented in connection with this offering by Ellenoff Grossman & Schole LLP, New York, New York.
EXPERTS
The combined financial statements of the Swarmer Entities, which consists of Swarmer, Inc, Autonomous Robotics Systems LLC and Swarmer Estonia OÜ, as of December 31, 2024, and for the year then ended, have been included herein and in the registration statement in reliance upon the report of CBIZ CPAs P.C., independent registered public accounting firm (which report includes an explanatory paragraph as to the Company’s ability to continue as a going concern), appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
Upon the closing of this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You can read our SEC filings, including the registration statement, on the SEC’s website at www.sec.gov.
Our website address is https://www.getswarmer.com/. The information contained in, and that can be accessed through, our website is not incorporated into and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
SWARMER ENTITIES

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Report of Independent Registered Public Accounting Firm
To the Owners and Board of Directors of
Swarmer Entities
Opinion on the Financial Statements
We have audited the accompanying combined balance sheet of Swarmer Entities, which consist of Swarmer, Inc, Autonomous Robotics Systems LLC and Swarmer Estonia LLC (collectively referred to as the “Company”) as of December 31, 2024, the related combined statements of operations and comprehensive loss, owners’ equity (deficit) and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America (US GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ CBIZ CPAs P.C.
CBIZ CPAs P.C.
We have served as the Company’s auditor since 2025.
New York, NY
November 12, 2025

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
COMBINED BALANCE SHEET
December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$2,081,086
Unbilled revenue	11,939
Prepaid expenses and other current assets	49,477
Total current assets	2,142,502
Property and equipment, net	5,401
Total assets	$2,147,903
Liabilities and owners’ deficit
Current liabilities:
Accounts payable	$974
Accrued expenses and other current liabilities	203,605
Grant advance	47,540
Total current liabilities	252,119
SAFE liability, fair value	3,965,000
Total liabilities	4,217,119
Commitments and contingencies (Note 7)
Owners’ equity (deficit)
Accumulated other comprehensive loss	(609)
Owners’ equity (deficit)	(2,068,607)
Total owners’ equity (deficit)	(2,069,216)
Total liabilities and owners’ equity (deficit)	$2,147,903
The accompanying notes are an integral part of the combined financial statements.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
Year ended December 31, 2024
Revenue	$329,410
Cost of revenue	187,848
Gross margin	141,562
Operating expenses:
Selling, general and administrative	368,795
Research and development	1,011,498
Total operating expenses	1,380,293
Loss from operations	(1,238,731)
Other income (expense):
Change in fair value of SAFE Notes	(829,700)
Other income	524
Loss before income taxes	(2,067,907)
Income tax expense	(1,735)
Net loss	$(2,069,642)
Comprehensive loss:
Foreign currency translation adjustments	(609)
Total comprehensive loss	$(2,070,251)
The accompanying notes are an integral part of the combined financial statements.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
COMBINED STATEMENT OF OWNERS’ EQUITY (DEFICIT)
	Accumulated Other Comprehensive Loss	Owners’ Equity (Deficit)	Total Owners’ Equity (Deficit)
Balance at January 1, 2024	$—	$(178)	$(178)
Contributions from owners	—	1,213	1,213
Net loss	—	(2,069,642)	(2,069,642)
Comprehensive loss	(609)	—	(609)
Balance at December 31, 2024	$(609)	$(2,068,607)	$(2,069,216)
The accompanying notes are an integral part of the combined financial statements.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
COMBINED STATEMENT OF CASH FLOWS
Year ended December 31, 2024
Operating activities:
Net loss	$(2,069,642)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	3,503
Change in fair value of SAFE liability	829,700
Changes in operating assets and liabilities:
Unbilled revenue	(12,342)
Prepaid expenses and other current assets	(49,956)
Accounts payable	983
Accrued expenses and other liabilities	203,628
Grant advance	48,000
Net cash used in operating activities	(1,046,126)
Investing activities:
Purchase of property and equipment	(8,956)
Cash used in investing activities	(8,956)
Financing activities:
Proceeds from issuance of SAFE liability	3,010,300
Contributions from owners	1,213
Cash provided by financing activities	3,011,513
Effect of exchange rates on cash and cash equivalents	(167)
Net increase in cash and cash equivalents	1,956,264
Cash and cash equivalents at the beginning of the period	124,822
Cash and cash equivalents at the end of the period	$2,081,086
The accompanying notes are an integral part of the combined financial statements.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
NOTES TO COMBINED FINANCIAL STATEMENTS
1.
Nature of Operations

The accompanying Swarmer Entities combined financial statements represent the financial statement combination of certain entities (Swarmer, Inc, Autonomous Robotics Systems LLC and Swarmer Estonia LLC) under common control and management by the Company’s Chief Executive Officer (Global). As more fully discussed below, taken together, the Swarmer Entities, are collectively referred to as Swarmer (or the ‘Company”).
In October 2025, the Company entered into a series of transactions, making Swarmer, Inc the parent of Autonomous Robotic Systems, LLC and Swarmer Estonia LLC. the parent of Autonomous Robotic Systems, LLC and Swarmer Estonia LLC. Swarmer, Inc, headquartered in Austin, Texas, leads sales and marketing; Autonomous Robotic Systems, LLC oversees operations and engineering in Eastern Europe; and Swarmer Estonia LLC owns the Company’s core intellectual property. The combined financial statements do not reflect this reorganization.
Swarmer is a provider of autonomous drone swarm software and artificial intelligence solutions, specializing in vendor-agnostic technologies that address critical operational challenges faced by modern military forces. The Company’s primary customer base consists of drone manufacturers who license Swarmer’s software for integration with their hardware platforms. Swarmer delivers software platforms and AI systems that enable military organizations to deploy and coordinate large-scale unmanned systems operations without requiring proportional increases in trained operators. The Company’s primary mission areas include autonomous swarm coordination, multi-domain unmanned systems integration, AI-powered collaborative autonomy, and command and control software for distributed robotic operations. To date, the Company’s operations have been financed primarily through the sale and issuance of simple agreements for future equity (“SAFEs”).
2.
Going Concern and Liquidity

In accordance with Accounting Standards Codification (“ASC”) 205-40, Going Concern, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the combined financial statements are issued. The Company has incurred recurring losses and negative cash flows from operations since inception, and, as of December 31, 2024, the Company had cash and cash equivalents of $2.1 million and a combined statement of owners’ equity (deficit) and comprehensive loss of $2.1 million. From September to November 2025, the Company sold 1,439,276 shares of Series A Preferred Stock for gross proceeds of $9.0 million.
Since its inception in May 2023, the Company has funded its operations through the issuance of SAFEs and the sale of preferred stock. The Company does not believe that its current capital resources, which consist of cash and cash equivalents, will be sufficient to fund operations through at least the next twelve months from the date the accompanying combined financial statements are issued based on its current operating plan. As the Company continues to pursue its business plan, it expects to finance its operations through equity offerings, debt financings, or other capital sources. However, there can be no assurance that any additional financing or strategic arrangements will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it may be necessary to significantly reduce its scope of operations to reduce the current rate of spending.
Based on the factors above, the Company has concluded that substantial doubt exists with respect to its ability to continue as a going concern within one year after the date that these consolidated financial statements were issued.
3.
Summary of Significant Accounting Policies

Basis of Presentation
The accompanying combined financial statements as of December 31, 2024, and for the year ended December 31, 2024, include the accounts of the Swarmer Entities. All significant intercompany balances

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
NOTES TO COMBINED FINANCIAL STATEMENTS
and transactions have been eliminated in combination. The Company’s combined financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
Use of Estimates
The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the combined financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Estimates and assumptions are periodically reviewed, and the effects of the revisions are reflected in the accompanying combined financial statements in the period they are determined to be necessary. Significant estimates and assumptions made in the accompanying combined financial statements include, but are not limited to, revenue recognition, the fair value of share-based awards and the fair value of SAFEs.
Foreign Currency Translation
The Company’s combined financial statements are presented in U.S. dollars, the reporting currency of the Company. The functional currency of Autonomous Robotics Systems LLC in the Ukraine is the Ukrainian Hryvnia. Expenses have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheets dates and equity accounts at their historic rates. The net effect of these translation adjustments is shown as a component of accumulated other comprehensive income (loss).
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The fair value standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. The Company uses the hierarchy prescribed in the accounting guidance for fair value measurements, based upon the available inputs to the valuation and the degree to which they are observable or not observable in the market. The three levels in the hierarchy are as follows:
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Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date;

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Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

•
Level 3 — Unobservable inputs reflecting the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The carrying amounts of certain financial assets and liabilities, including prepaid and other current assets, accounts payable and accrued liabilities approximate fair value because of the short maturity and liquidity of those instruments. The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, which at times, may exceed the Federal Depository Insurance Coverage of $250,000. The

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
NOTES TO COMBINED FINANCIAL STATEMENTS
Company holds cash at financial institutions that the Company believes are good credit, quality financial institutions and limits the amount of credit exposure with any one bank and conducts ongoing evaluations of the creditworthiness of the banks with which it does business.
At December 31, 2024, one customer accounted for approximately substantially all of the unbilled revenue balance.
For the year ended December 31, 2024, one customer accounted for substantially all of the Company’s revenue.
Cash and Cash Equivalents
Cash and cash equivalents includes all highly liquid instruments with original maturities of three months or less. Cash equivalents consist primarily of amounts invested in certificates of deposits with bank.
Property and Equipment
Property and equipment is recorded at cost. Significant additions or improvements are capitalized, and expenditures for repairs and maintenance are charged to expense as incurred. Gains and losses on disposal of assets are included in the consolidated statements of comprehensive loss. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.
Long Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated. Impairment charges are recognized at the amount by which the carrying amount of an asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company has not recognized any impairment or disposition of long-lived assets.
Grant Advance
In August 2024, the Company entered into a grant agreement with a government entity in Ukraine to support payroll expenses and the acquisition of property and equipment. The agreement allows for reimbursement of eligible costs incurred. Since the services performed under the agreement align with the Company’s core business activities and the Company has determined that it acts as the principal in this arrangement, the grant will be recognized as revenue as the related services are provided and the corresponding costs are incurred. The total amount of the grant was considered unearned and is recorded as grant advance in the accompanying combined balance sheet as of December 31, 2024.
Simple Agreement for Future Equity
SAFEs represent instruments that provide a form of financing to the Company and possess characteristics of both a debt and equity instrument. The Company accounts for the SAFEs in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. The Company first assessed whether the instrument meets the definition of a liability under ASC 480. The SAFEs includes terms that would affect the conversion of the note into shares based on the next round of financing. The SAFE instruments issued have the potential for cash settlement upon the occurrence of certain liquidity events. Accordingly, The SAFE was determined to be a liability and recorded at fair value.
This liability is subject to re-measurement at each balance sheet date until a triggering event, equity financing, change in control or dissolution occurs, and any change in fair value is recognized in the Company’s statements of operations.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
NOTES TO COMBINED FINANCIAL STATEMENTS
The fair value estimate includes significant inputs not observable in market, which represents a Level 3 measurement within the fair value hierarchy. The valuation uses probabilities considering pay-offs under various scenarios as follows: (i) an equity financing where the SAFEs will convert into preferred stock; (ii) a liquidity event where the SAFEs will convert into the greater of the cash-out amount or amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price and (iii) a dissolution event where the SAFEs holders will receive a portion of the cash payout.
There was no issuance cost incurred related to the SAFEs issuances during the year ended December 31, 2024.
Revenue Recognition
The Company recognizes revenue pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASC 606”).
In accordance with Accounting Standards Codification (“ASC”) 606, the Company measures revenue based on consideration specified in a contract with the customer, which excludes taxes assessed by a governmental authority and collected by the Company from the customer. Such contracts are typically for an annual period and are billed upfront. The Company accounts for revenue contracts with customers through the following steps:
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Identification of the contract, or contracts, with the customer;

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Identification of the performance obligations in the contract;

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Determination of the transaction price;

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Allocation of the transaction price to the performance obligations in the contract; and

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Recognition of the revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenue arrangements typically include multiple promised goods and services related to its autonomous systems software platform. The Company identifies each promise at contract inception and determines which promises are distinct performance obligations. Under its contracts, the Company generally identifies three performance obligations: (1) a right-to-use software and firmware license, (2) a stand-ready series of video streaming and cloud storage services, and (3) a stand-ready series of updates and technical support.
The transaction price to which the Company expects to be entitled in exchange for transferring the goods or services is stated in each contract and consists of fixed consideration determined by multiplying the stated number of licenses by the contractual price per license. The Company did not include any variable consideration for estimated service level agreement penalties in the transaction price since the Company has not incurred penalties to date and does not expect to in the future.
The Company allocates the transaction price to performance obligations based on relative standalone selling prices. When standalone selling prices are not directly observable, the Company estimates them primarily using the adjusted market assessment approach, maximizing the use of observable inputs and observable list prices, as applicable. Discounts are allocated proportionately unless the criteria to allocate a discount to specific performance obligations are met. Variable consideration is allocated entirely to a specific performance obligation when it relates specifically to that obligation and such allocation is consistent with the allocation objective; otherwise, it is allocated proportionately.
Software and firmware licenses (right-to-use): The Company’s licenses provide customers with the right to use functional intellectual property as it exists at the point in time the license is granted. Control of each license transfers, and revenue is recognized, at the point in time the customer activates the license for a device. The Company does not recognize revenue prior to the period in which the customer can use and benefit from the license.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
NOTES TO COMBINED FINANCIAL STATEMENTS
Video streaming and cloud storage services: The Company has a stand-ready obligation to provide a series of daily video streaming and cloud storage services over the term of the contract. Customers simultaneously receive and consume the benefits of access to these services as the Company performs. Revenue allocated to these services is recognized over time on a straight-line basis over the service term, as this measure best reflects the pattern of transfer.
Updates and technical support: The Company also has a stand-ready obligation to provide a series of firmware updates and technical support over the contract term. Customers simultaneously receive and consume these services as the Company performs. Revenue allocated to these services is recognized over time on a straight-line basis over the service term. A time-based measure best reflects the pattern of transfer because the Company’s efforts to stand ready are provided consistently throughout the term and the customer benefits evenly from access to these services.
For contracts structured through a master services agreement and statements of work, the enforceable contract term reflects termination for convenience provisions; as a result, the contract term is generally limited to the applicable notice period. For license agreements without termination for convenience, the contract term extends through the stated termination date. Contract modifications are assessed under ASC 606 to determine whether they create a separate contract or should be accounted for prospectively as a termination of the existing contract and creation of a new contract.
Development Costs
Development costs of computer software to be sold, leased, or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established. Costs incurred subsequent to achievement of technological feasibility were not significant, and software development costs were expensed as incurred.
Research and Development
Research and development expenses are recognized as incurred and primarily include costs related to equipment, software, consulting services, and professional fees associated with engineering and product development activities.
Share-Based Compensation
The Company measures employee and nonemployee stock-based awards at their grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards. The Company accounts for forfeitures in the period in which they occur.
Estimating the fair value of stock-based awards requires the input of subjective assumptions, including the estimated fair value of the Company’s common stock for restricted stock awards and stock options. Additionally, for stock options, the Company estimates the expected life of the options and stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in estimating the fair value of stock-based awards represent management’s estimate and involve inherent uncertainties and the application of management’s judgment.
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The risk-free interest rate used is based on the published U.S. Department of Treasury interest rates in effect at the time of stock option grant for zero coupon U.S. Treasury notes with maturities approximating each grant’s expected term;

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The dividend yield is zero as the Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future;

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The expected term for options granted is calculated using the simplified method and represents the average time that options are expected to be outstanding based on the mid-point between the vesting date and the end of the contractual term of the award;

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
NOTES TO COMBINED FINANCIAL STATEMENTS
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Expected volatility is derived from the historical volatilities of a select group of comparable peer companies, for a look-back period commensurate with the expected term of the stock options, as the Company has no trading history of common stock.

As the Company’s common stock has not been publicly traded, its board of directors periodically estimated the fair value of the Company’s common stock.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes (“ASC 740”), from its inception. Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.
The Company recognizes the tax benefits of uncertain tax positions only when the positions are “more likely than not” to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of laws and regulations of the jurisdiction. The application of laws and regulations is subject to legal and factual interpretation, judgement, and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations, and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management’s estimate. As of December 31, 2024, the Company does not have any unrecognized tax benefits.
Segment Information
In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company identifies its operating segments according to how the Company’s business activities are managed and evaluated. ASC 280 establishes standards for companies to report financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.
The CODM has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.
The key measures of segment profit or loss reviewed by the CODM are operating expenses. Operating costs are reviewed and monitored by the CODM to manage and forecast cash. The CODM also reviews operating costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.
Recently Adopted Accounting Pronouncements
In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which required a public entity to

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
NOTES TO COMBINED FINANCIAL STATEMENTS
disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Additionally, it required a public entity to disclose the title and position of the Chief Operating Decision Maker (“CODM”). The ASU did not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The ASU was effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. As such, the Company adopted this ASU and has disclosed the required information in Note 11, Segments.
Recently Issued Accounting Pronouncements
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): “Improvements to Income Tax Disclosures”. ASU 2023-09 is intended to improve income tax disclosure requirements by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) the disaggregation of income taxes paid by jurisdiction. The guidance makes several other changes to the income tax disclosure requirements as well. The guidance in ASU 2023-09 will be effective for annual reporting periods in fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact that the adoption of ASU 2023-09 will have on its combined financial statements and disclosures.
In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses. ASU 2024-03 requires additional disclosure of specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its combined financial statements and disclosures.
ASU 2025-03, “Business Combination and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity” provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting, especially when companies merge with a special-purpose acquisition company (“SPAC”). ASU 2025-03 requires entities to apply the same factors used for determining the accounting acquirer in other acquisition transactions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 including interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact that the adoption of ASU 2025-03 will have on its combined financial statements and disclosures.
4.   Fair Value Measurements
The following tables present information about the Company’s assets that are measured at fair value on a recurring basis:
	December 31, 2024
	Level 1	Level 2	Level 3	Total Fair Value
Liabilities:
SAFEs	$—	$—	$3,965,000	$3,965,000
Total liabilities	$—	$—	$3,965,000	$3,965,000

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
NOTES TO COMBINED FINANCIAL STATEMENTS
The following table provides a summary of changes in the estimate fair value of the SAFEs:
SAFEs
Balance at January 1, 2024	$125,000
Additions	3,010,300
Change in fair value	829,700
Balance at December 31, 2024	$3,965,000
The fair value of the SAFEs was estimated using a Probability-Weighted Expected Return Method (“PWERM”) using the following inputs:
Discount rate	14.1%
Multiple scenarios expected term (in years)	1.0
Probability of equity financing	65.0%
Probability of liquidity event	30.0%
Probability of event of default	5.0%
5.   Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of:
December 31, 2024
Consulting and professional fees	$184,252
Research and development	11,981
Other	7,372
$203,605
6.   SAFEs
From November 2023 through December 2024, the Company issued Simple Agreements for Future Equity (“SAFEs”) with an aggregate purchase amount of $3.1 million. The SAFEs provide for automatic conversion upon an equity financing and specified rights upon a liquidity or dissolution event.
Upon the initial closing of the next equity financing prior to termination of the SAFEs, each SAFE will automatically convert into a number of shares of the Company’s preferred stock. For each tranche, the conversion price will be the lower of (a) the price per share paid by the new money investors in the equity financing, and (b) the SAFE price determined for that tranche in accordance with its terms, which is calculated based on the stated post-money valuation cap and the Company’s capitalization immediately prior to the financing and/or the applicable discount rate.
If a liquidity event (including a change of control, direct listing, or initial public offering) occurs prior to termination of the SAFEs, each investor will be entitled, immediately prior to such event and subject to the liquidation priority described below, to receive the greater of: (1) a cash payment equal to the purchase amount (the “cash-out amount”), or (2) the consideration payable in respect of a number of shares of common stock equal to the purchase amount divided by the “liquidity price,” which is determined by reference to the applicable post-money valuation cap for the tranche and the liquidity capitalization at the time of the event. If a dissolution event occurs prior to termination, each investor will be entitled, subject to the liquidation priority, to receive proceeds equal to the cash-out amount.
The SAFEs do not bear interest, have no stated maturity date, and do not provide dividend or participation rights prior to conversion. In a liquidity or dissolution event, the SAFEs are intended

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
NOTES TO COMBINED FINANCIAL STATEMENTS
to operate like non-participating preferred stock with the following priority: junior to all outstanding indebtedness and other creditor claims; on par with other SAFEs and the Company’s preferred stock; and senior to the Company’s common stock and any other equity securities that are not SAFEs or preferred stock.
The SAFEs have been classified as liabilities based on their contractual terms and are presented at fair value as a non-current liability in the Company’s balance sheets. Changes in fair value are recognized in earnings within other income (expense). The Company expensed issuance costs related to the SAFEs as incurred. Refer to Note 4 for additional information regarding the fair value measurement of the SAFEs.
7.   Commitments and Contingencies
In the ordinary course of the Swarmer’s business, the Company may be subject to certain other legal actions and claims, which may arise from time to time. The Company is not aware of any such pending legal or other proceedings that are reasonably likely to have a material impact on the Company. Notwithstanding, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include, monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on the Company’s business, financial position, results of operations, and/or cash flows. Additionally, the Company may in the future incur judgements or enter into settlements of claims which may have a material adverse impact on the Company’s business, financial position, results of operations and/or cash flows.
8.   Revenue
The following table summarizes revenue recognized for the year ended December 31, 2024, disaggregated by timing of recognition (point-in-time versus over-time) and by type of performance obligation:
Performance obligations satisfied at point in time	$267,945
Performance obligations satisfied over time	61,465
Total	$329,410
Substantially all the Company’s revenue during the year ended December 31, 2024, was derived in Eastern Europe.
At January 1, 2024, the Company had no opening balances for accounts receivable, contract assets, or contract liabilities. For the year ended December 31, 2024, the Company recognized revenue of $0.3 million in the combined statement of operations and comprehensive loss. The Company recorded unbilled revenue of $11,939 in the combined balance sheet as of December 31, 2024, reflecting amounts due to the Company for satisfying revenue recognition criteria which have not yet been invoiced.
9.   Share-based Compensation
In 2023, the Company implemented the 2023 Stock Plan, followed by the adoption of the 2024 Stock Plan in 2024. Under these plans, the Company’s employees, officers, directors, consultants, and advisors are eligible to receive stock options, restricted stock awards (“RSAs”), and other share-based awards. The 2023 Stock Plan allows for the issuance of up to 3,000,000 shares, while the 2024 Stock Plan permits up to 901,005 shares to be granted. As of December 31, 2024, a total of 501,005 shares remained available for issuance under the 2024 Stock Plan.
Stock Options
The Company has issued incentive stock options and non-statutory stock options that have a contractual life of 10 years and may be exercisable in cash or as otherwise determined by the board of directors. Vesting generally occurs over a period of four years.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
NOTES TO COMBINED FINANCIAL STATEMENTS
The following table summarizes stock option activity for the Plan:
	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (years)
Outstanding at January 1, 2024	3,000,000	$0.00001
Granted	400,000	$0.00001
Outstanding at December 31, 2024	3,400,000	$0.00001	8.75
Vested and Exercisable at December 31, 2024	1,062,500	$0.00001	8.75
Stock-based compensation was de minimis for the year ended December 31, 2024.
Restricted Stock
In May 2023, the Company issued 750,000 shares of restricted stock to a founder of the Company which were determined to have a de minimis value at the date of issuance. The shares vest over a 4-year period from the issuance date:
		Weighted Average Grant Date Fair Value
Unvested at January 1, 2024	750,000	$0.00001
Vested	(296,875)	$0.00001
Unvested at December 31, 2024	453,125	$0.00001
10.   Income Tax
The Company is taxed as a corporation for income tax purposes and is subject to federal, state, and local, and foreign income taxes.
The components of pretax income / (loss) before income taxes are as follows:
Year ended December 31, 2024
United States	$(2,096,105)
Ukraine	28,198
$2,067,907
For the year ended December 31, 2024, the Company has foreign income tax expense of $1,735. The effective tax rate was (0.10%) for the period ended December 31, 2024.
A reconciliation of income tax benefit at the statutory federal income tax rate and income taxes as reflected in the combined financial statements is as follows:
Year ended December 31, 2024
Rate Reconciliation
Federal tax benefit at statutory rate	21.0%
State tax, net of federal benefit	4.2

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
NOTES TO COMBINED FINANCIAL STATEMENTS
Year ended December 31, 2024
Permanent differences	0.1
Change in FV of SAFE Liability	(8.4)
Research and development credits	0.3
Change in valuation allowance	(17.1)
Foreign rate differential	(0.1)
Effective tax rate	0.0%

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets using enacted tax rates in effect for years in which differences are expected to reverse.
Significant components of the Company’s deferred tax assets for federal income taxes consisted of the following:
Year ended December 31, 2024
Deferred tax assets:
Net operating loss carryforwards	$261,570
Accruals and other	64,374
Capitalized research and development expenditures	25,528
Research and development tax credits	6,606
Total deferred tax assets	358,078
Less: valuation allowance	(358,078)
Deferred tax asset, net of valuation allowance	$—
As of tax year ended December 31, 2024, the Company has net operating loss (NOL) carryforwards for federal and Delaware income tax purposes of $0.9 million, which are available to offset future federal and Delaware taxable income. Both federal and Delaware NOLs can be carried forward indefinitely. As of December 31, 2024, the Company has research and development tax credits of $6,606 which will begin to expire in 2044. The Company’s tax returns since inception have been filed and shall be subject to examination by the taxing authorities.
In assessing the need for a valuation allowance, management must determine that there will be sufficient taxable income to allow for the realization of deferred tax assets. Based upon the historical and anticipated future losses, management has determined that the deferred tax assets do not meet the more-likely-than-not threshold for realizability. Accordingly, a full valuation allowance has been recorded against the Company’s net deferred tax assets as of December 31, 2024. The valuation allowance increased by $0.4 million for the year ended December 31, 2024.
The Company will recognize interest and penalties related to uncertain tax positions as a component of income tax expense/(benefit). As of December 31, 2024, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s combined financial statements. As of December 31, 2024, tax returns filed for the period ended December 31, 2023, are subject to examination by the tax authorities.
The Company will recognize interest and penalties related to uncertain tax positions as a component of income tax expense/(benefit). As of December 31, 2024, the Company had no accrued interest or penalties

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
NOTES TO COMBINED FINANCIAL STATEMENTS
related to uncertain tax positions and no amounts have been recognized in the Company’s combined financial statements. As of December 31, 2024, tax returns filed for the period ended December 31, 2023, are subject to examination by the tax authorities.
11.   Segments
The Company has a single reportable segment and allocates resources based on cash resources and operating expense projections. The measure of segment assets is reported on the consolidated balance sheet as total assets. The table below summarizes the significant revenue and expense categories regularly reviewed by the CODM for the year ended December 31, 2024:
Year ended December 31, 2024
Revenue	$329,410
Cost of revenue	187,848
Gross margin	141,562
Operating expenses:
Sales and marketing	206
Professional fees and consultants	1,097,942
Research and development	118,036
General and Administrative	164,109
Change in fair value of SAFE Notes	829,700
Other income	(524)
Total operating expenses	2,209,469
Loss before income taxes	(2,067,907)
Income tax expense	(1,735)
Segment net loss	$(2,069,642)
12.   Subsequent Events
The Company has evaluated subsequent events from the balance sheet date through November 12, 2025, the issuance date of these combined financial statements, and has not identified any requiring disclosure except as noted below.
SAFEs
In July and August 2025, the Company issued $30,000 in aggregate SAFEs with an 80% discount rate.
Series A Preferred Stock
From September to November 2025, the Company sold 1,439,276 shares of Series A-1 Preferred Stock at a price of $6.27 per share for gross proceeds of $9.0 million. The sale of Series A-1 Preferred Stock was deemed to be a qualified financing event to all outstanding SAFEs converted into shares of Series A Preferred Stock. The conversions resulted in the issuance of 223,336 shares of Series A-2 at a fair value of $2.1285  per share, 223,246 shares of Series A-3 at $2.4048 per share, 1,262,162 shares of Series A-4 at $3.3146 per share, 12,756 shares of Series A-5 at $3.4283 per share, and 5,978 shares of Series A-6 at $5.3614 per share. In connection with the Sale of Series A-1 Preferred Stock, the Company issued 637,846 warrants to purchase common stock at an exercise price of $6.27 per share.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
Swarmer Entities
NOTES TO COMBINED FINANCIAL STATEMENTS
The significant rights and preferences of the Series A-1, Series A-2, Series A-3, Series A-4, Series A-5 and Series A-6 Preferred Stock (collectively, the “Preferred Stock”) are as follows:
Liquidation
On a liquidation or a Deemed Liquidation Event, Preferred Stock receives, before Common Stock, the Original Issue Price per share plus any declared but unpaid dividends, sharing pari passu across all series. After that preference, any remaining consideration is shared pro rata with Common Stock on an as-converted basis (the total, the “Liquidation Amount”).
Conversion
Each share converts at the holder’s option into common stock at the Original Issue Price divided by the then current Conversion Price. The Conversion Price initially equals the Original Issue Price and adjusts for stock splits/dividends and weighted average anti-dilution; no fractional shares are issued. All Preferred Stock automatically converts upon a Qualified IPO or as approved by the Requisite Holders.
Voting
The Preferred Stock votes with Common Stock on an as converted basis.
Dividends
The holders of Preferred Stock are entitled to receive, a non-cumulative dividend, if and when declared by the board of directors, and shall be payable upon the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or the redemption or repurchase of any preferred stock.
Redemption Rights
The Preferred Stock is not mandatorily redeemable at a fixed date or at the option of the holder. However, the preferred stock is redeemable upon the occurrence of a Deemed Liquidation Event, which includes certain mergers, consolidations, or sales of substantially all of the Company’s assets.
Issuance of Stock Options
During 2025, the Company issued 128,925 options with a weighted average exercise price per share of $1.26.
Reorganization
In October 2025, the Company reorganized, making Swarmer, Inc the parent of Autonomous Robotic Systems, LLC and Swarmer Estonia LLC, two wholly owned subsidiaries.
One Big Beautiful Bill Act
The One Big Beautiful Bill Act (“OBBBA”) was enacted by President Trump on July 4, 2025, resulting in a variety of federal income tax law changes. Notable corporate income tax provisions which changed because of OBBBA include, but are not limited to, the enactment of 100% bonus depreciation for qualified fixed assets, the ability to deduct 100% of Sec. 174 R&D expenses related to work performed in the United States instead of capitalizing, and modifying the interest expense limitation calculation under Sec. 163(j) to calculate the 30% limitation based off of EBITDA instead of EBIT. The effects of OBBBA do not have a material impact relative the financials of the Company.

Confidential Treatment Requested by Swarmer, Inc
Pursuant to 17 C.F.R. Section 200.83

     Shares
Swarmer, Inc
Common Stock

Sole Bookrunner
Lucid Capital Markets
           , 2026
Through and including            , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:
Amount
SEC registration fee	$	*
FINRA filing fee		*
Initial Nasdaq Capital Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be provided by amendment.

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.
Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.
Our Amended and Restated Certificate of Incorporation (the Charter), which will become effective upon the closing of the offering, provides that no director or officer of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except for liability (1) for any breach of the director’s or officer’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) with respect to a director, under Section 174 of the Delaware General Corporation Law, and with respect to an officer, from any action by or in the right of the Registrant, or (4) from any transaction from which a director or an officer derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors of officers, then the liability of a director or officer of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.
The Charter further provides that any repeal or modification of such article by our stockholders or amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.
Our Amended and Restated Bylaws (the Bylaws), which will become effective upon the closing of the offering, provide that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article         , Section          of the Bylaws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.
In addition, the Bylaws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or Bylaws, agreement, vote of stockholders or otherwise. Furthermore, Article         , Section          of the Bylaws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article         , Section        of the Bylaws.
In connection with the sale of common stock being registered hereby, we have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and Bylaws.
We also maintain a general liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.
Since our May 15, 2023 inception, we have issued the following securities that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares and options, and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.
(a)   Preferred Stock Issuances
In multiple closings from September to December 2025, we issued and sold an aggregate of 1,930,427 shares of Series A-1 convertible preferred stock at a purchase price of $6.2711 per share for an aggregate purchase price of approximately $12.1 million.
On September 22, 2025, we issued an aggregate of 223,336 shares of Series A-2 convertible preferred stock at a conversion price of $0.5597 per share.
On September 22, 2025, we issued an aggregate of 223,246 shares of Series A-3 convertible preferred stock at a conversion price of $0.9407 per share.
On September 22, 2025, we issued an aggregate of 1,262,162 shares of Series A-4 convertible preferred stock at a conversion price of $2.1949 per share.
On September 22, 2025, we issued an aggregate of 12,756 shares of Series A-5 convertible preferred stock at a conversion price of $2.3517 per share.
On September 22, 2025, we issued an aggregate of and 5,978 shares of Series A-6 convertible preferred stock at a conversion price of $5.0169 per share.
On September 22, 2025, we issued an aggregate of 637,846 warrants to purchase shares of common stock. The warrants have an exercise price of $6.2711 per share, are immediately exercisable upon the closing of this offering and will expire upon the earlier of (a) 5:00 p.m. Eastern Time on the 5-year anniversary of the effectiveness this registration statement and (b) 5:00 p.m. Eastern Time on March 22, 2027.
(b)   Option Issuances
From May 2023 (inception), we granted to our employees, directors and consultants options to purchase an aggregate of 3,528,925 shares of our common stock with exercise prices ranging from $0.00001 to $1.26 per share, including 3,000,000 shares of common stock issuable under the 2023 Stock Plan and 528,925 shares of common stock issuable under the 2024 Stock Plan. Since May 2023, zero shares of common stock have been issued upon the exercise of stock options pursuant to the 2023 Stock Plan and 2024 Stock Plan.
No underwriters were used in the foregoing transactions, and no discounts or commissions were paid. All sales of securities described above were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 promulgated under the Securities Act or Regulation D promulgated under the Securities Act, relating to transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)
Exhibits.

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation.
3.2*	Form of Amended and Restated Certificate of Incorporation (to be effective upon completion of the offering).
3.3	Bylaws of the Registrant.
3.4*	Form of Amended and Restated Bylaws (to be effective upon completion of this offering).
4.1*	Specimen Common Stock Certificate.
4.2^	Investors’ Rights Agreement, dated as of September 22, 2025.
4.3	Form of Common Warrant.
5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
10.1*	Form of Indemnification Agreement.
10.2+	Employment Agreement, dated as of September 22, 2025 by and between Swarmer, Inc and Serhii Kupriienko.
10.3+	Employment Agreement, dated as of September 22, 2025, by and between Swarmer, Inc and Alexander Fink.
10.4+	Swarmer, Inc 2023 Stock Plan.
10.5+	Swarmer, Inc 2024 Stock Plan.
10.6*+	Swarmer, Inc 2025 Equity Incentive Plan.
10.7#	License Agreement, dated June 5, 2024, by and between Autonomous Robotic Systems, LLC and DMU.
10.8#	License Agreement, dated August 15, 2024, by and between Autonomous Robotic Systems, LLC and DMU.
10.9#	License Agreement, dated October 16, 2024, by and between Autonomous Robotic Systems, LLC and DMU.
10.10#	License Agreement, dated February 3, 2025, by and between Autonomous Robotic Systems, LLC and DMU.
10.11#	Addendum No. 1 to License Agreement, dated February 21, 2025, by and between Autonomous Robotic Systems, LLC and DMU.
10.12#	Addendum No. 2 to License Agreement, dated April 16, 2025, by and between Autonomous Robotic Systems, LLC and DMU.
10.13#	Addendum No. 3 to License Agreement, dated May 29, 2025, by and between Autonomous Robotic Systems, LLC and DMU.
10.14#	Addendum No. 4 to License Agreement, dated July 18, 2025, by and between Autonomous Robotic Systems, LLC and DMU.
10.16#	Chief Strategic Advisor and Non-Executive Chairman Agreement with Erik Prince, dated as of December 8, 2025, by and between Swarmer, Inc and Erik Dean Prince.
10.15#	Lease Agreement, dated October 20, 2025, by and between Swarmer, Inc and Velocity Real Estate Holdings, LLC.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
23.3*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).
107*	Filing fee table

*
To be filed by amendment.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
#
Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets ([***]) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

+
Denotes management compensation plan or contract.

^
Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

(b)
Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.
ITEM 17.   UNDERTAKINGS.
The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(a)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(b)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Swarmer, Inc Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on the      day of           , 2026.
SWARMER, INC

Serhii Kupriienko
Chief Executive Officer (Global)
SIGNATURES AND POWER OF ATTORNEY
We, the undersigned directors and officers of Swarmer, Inc (the Company), hereby severally constitute and appoint Serhii Kupriienko and Alexander Fink, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Serhii Kupriienko	Chief Executive Officer (Global) and Director (Principal Executive Officer)	, 2026
Alexander Fink	Chief Executive Officer (U.S.), President, Chief Financial Officer, Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)	, 2026
Erik Prince	Chairman	, 2026
Philip Wagenheim	Director	, 2026
Justin Zeefe	Director	, 2026